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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Svenska Cellulosa Aktiebolaget

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 01 2003

THOMSON FINANCIAL

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FILE NO. 82- 763 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 3/20/03

SCA

Annual Report 2002

Cash-flow goals achieved

Change in CEO and Board Chairman

New acquisitions within Hygiene Products and Packaging







12

Hygiene Products

SCA acquired the tissue companies CartoInvest of Italy, and Benedetti of the UK. In the US, a cost-efficiency program was started that includes a new tissue production plant.



20

Packaging

The acquisition of Stabernack in Germany and Bertako in Spain has increased SCA's commitment in packaging with sophisticated printing. In North America, temperature-assurance packaging accounts for an increasingly large percentage of protective packaging.



26

Forest Products

A new publication paper production machine was started up in Laakirchen, Austria. Several new paper grades were launched during the year.

realized through organic growth and selective acquisitions, primarily within hygiene products and packaging. Geographically, expansion is also being carried out in Asia, Central and Eastern Europe as well as Latin America.

SCA products are produced nearly exclusively from renewable and recyclable materials. Equal quantities of recycled and fresh wood fibers are used in production. SCA owns approximately 1.6 million hectares of productive forestland and conducts sawmill operations.

At the beginning of 2003, the number of employees was approximately 44,000, in some 40 countries.

The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts, level 1).

Contents

SCA conducts operations worldwide. The Group's production facilities are shown on the map.



HYGIENE PRODUCTS
PACKAGING
FOREST PRODUCTS



President's letter

The strength of SCA's strategy became apparent during 2002. The hygiene products and packaging operations posted stable earnings during a turbulent year characterized by weakening markets and fluctuating raw material prices.



SCA share

The SCA share outperformed the comparable index and rose to an all-time-high during the year.

SCA in brief

SCA produces and sells absorbent hygiene products, packaging solutions and publication papers. Based on customer needs, value-added products are produced for consumers, institutions, industry and the retail trade. SCA strives to increase the proportion of value-added products in order to generate stable and healthy profitability. Net sales amount to more than SEK 88 billion annually.

Western Europe is SCA's main market but the Group also holds strong positions in certain segments in North America. Expansion is

Year in brief

Despite a sharply weakened business climate, sales rose and earnings per share increased.

Cash flow from operations surpassed established goals.

Company acquisitions amounted to SEK 6.5 billion.

SCA share outperformed the index.

Jan Åström appointed President and CEO. Sverker Martin-Löf appointed new Board Chairman.

2002 in figures

Key ratios	2002 SEK	2002 EUR [1]	2001 SEK	2001 EUR [1]
Net sales, SEK M/EUR M	88,046	9,617	82,380	8,919
Earnings after financial items, SEK M/EUR M	8,078	883	8,090	876
Earnings per share after tax, SEK	24.54	–	24.05	–
Cash flow from current operations, per share, SEK	37.12	–	48.38	–
Dividend, SEK	9.60 [2]	–	8.75	–
Strategic investments incl. acquisitions, SEK M/EUR M	–9,475	–1,035	–15,503	–1,679
Shareholders' equity, SEK M/EUR M	47,983	5,230	45,983	4,884
Return on shareholders' equity, %	12	–	13	–
Debt/equity ratio, multiple	0.49	–	0.51	–
Average number of employees	43,374	–	42,049	–

[1] See pages 46 and 48 for currency rates.
[2] Board proposal.

See page 73 for definitions.

NET SALES BY BUSINESS AREA 2002
(excl. intra-Group deliveries)


Other 1%
Forest Products 13%
Hygiene Products 51%
Packaging 35%

The Hygiene Products and Packaging business areas combined account for 86% of net sales, an increase of 2 percentage points compared with a year earlier.

OPERATING PROFIT BY BUSINESS AREA 2002
(adjusted for central items)


Forest Products 19%
Hygiene Products 52%
Packaging 29%

The Hygiene Products and Packaging business areas combined account for 81% of the operating profit, an increase of 9 percentage points compared with 2001.

EARNINGS, DIVIDEND AND CASH FLOW PER SHARE


SEK
50
40
30
20
10
0
98
99
00
01
02
Earnings
Dividend
Cash flow from current operations

The average dividend growth during the most recent five years amounts to 12% annually.

A sustainable strategy

With a product portfolio that consists overwhelmingly of hygiene and packaging products, SCA was able to offset the weakening economy during the year.

During the 1990s SCA clarified its strategy and increased its expansion investments in hygiene products and packaging. At the same time the traditional forest products sector was adapted to be responsible for the Group's internal supply of raw materials, and production of publication paper was concentrated increasingly on such products as LWC and SC paper. The primary reason for the substantial involvement in hygiene products and packaging was the relatively better growth in the field and the opportunity to be fully competitive, with much less sensitivity to fluctuations in the economy.

Our strategy and earnings trend withstood the weak business climate of recent times. We have seen the markets for publication paper decline in the form of falling prices and weakened demand, while the prices of pulp and recovered paper have fluctuated strongly.

During the period we have seen higher and largely the same profitability in hygiene products and packaging, respectively, which has to a large extent offset the poorer results in the forest products field.

Hygiene Products has, in various ways, succeeded in strengthening its positions in all areas. In consumer tissue, with a 23 percent market share, SCA has strengthened its position as the leader in the European market. As a result of a number of measures, the European Away-From-Home (AFH) tissue has succeeded in offsetting the effects of the weaker economy. Today, following a technological shift and comprehensive restructuring programs, the baby diaper business is also achieving solid profitability. At the same time, the global incontinence-products business is showing continuing strong growth. Packaging, as a result of its continuing rebalancing from conventional packages to more value-added packaging systems, as well as successful cost-efficiency programs, succeeded in offsetting the weak trend of the economy in a satisfactory way.

Growth

SCA's objective is to grow by 8 to 10 percent annually. Company acquisitions and a larger volume of business increased sales in 2002 by 12 percent. While Europe will account for the greatest part of our growth in the years immediately ahead, there will be increasing scope for growth outside Europe. However, it is important that we continue to be selective in our growth ambitions where acquisitions are involved and be sure that new units contribute value through profitability and synergies.

Because acquisitions must create value for the shareholders, SCA sets strict demands when acquiring companies. The two most important are that an acquisition must offer a CVA Index higher than 1.2 (net present value, discounted by our weighted average cost of capital, must be at least 20 percent higher than the price we pay) and that it must make a positive contribution to earnings per share during the first 12-month period.

The Group's future growth is taking place in an environment and in an enterprise that looks different than it did five years ago. SCA's strategy remains firm, but our expansion outside Europe and North America will require a high degree of central coordination.

Successful acquisitions

During 2002 SCA acquired a number of companies, of which CartoInvest, the Italian tissue company, was the largest. The integration program has proceeded more smoothly than expected and the synergies achieved exceed our pre-acquisition calculations. As a result of the acquisition we gained a 23 percent share of the consumer tissue market in Europe and a third of the market for retailers' brands.

In the UK, SCA acquired the tissue company Benedetti Paper and increased the market share from 9 to 17 percent in the country. Benedetti's production will be moved to SCA's tissue paper facility in Wales, which was included in the acquisition of CartoInvest. Production of tissue for the UK AFH market is thereby being concentrated in a single plant, which is clearly strengthening our cost-efficiency.

In the packaging field we acquired the Stabernack company in Germany and Bertako in Spain. Both companies have prominent positions in the field of packages with advanced printing, products that are increasingly being



demanded by European customers. The companies strengthen SCA's network in the field.

In North America, SCA made a number of supplementary acquisitions of protective-packaging companies, primarily businesses focused on temperature-controlling packaging solutions. Our ambition is to create a worldwide protective-packaging operation so that we can serve our globally active customers more effectively.

To make it possible to totally coordinate the sawmill operations in SCA and its associated company, Scaninge, SCA acquired Scaninge's sawmill operations. As a result of the acquisition, the capacity in SCA's sawmill business will amount to 1.4 million cubic meters. SCA intends to continue to hold its stake in Scaninge, whose business in the future will be concentrated exclusively on forest operations.

The minority holding in Metsä Tissue was sold early this year, freeing up approximately SEK 650 M. The holding had been acquired as part of the takeover of Metsä Tissue, which was blocked by the EU Commission in the spring of 2001 on the grounds that it constituted unfair competition.

Focus on profitability

Another part of SCA's strategy is a continuing effort to improve the profitability of existing units. Accordingly, projects designed to improve efficiency and profitability are under way in all business areas.

Consumer tissue products in the hygiene field are exposed to severe competition, which makes it especially important for us to continuously improve our efficiency and take advantage of synergies attributable to acquisitions. As a market-leading company, we also have good prospects to be the most cost-effective. Thus, a number of efficiency-enhancement projects were implemented in the European hygiene operations during the year. This also applied to operations in North America, where measures include those in a new, integrated tissue plant in Alabama that will strengthen SCA's position in the southeastern part of the United States in the AFH segment and reduce production costs.

In the market sector, we have developed close cooperation with large distributors of AFH tissue in both the US and Europe, which has increased sales.

In the packaging area, comprehensive measures were implemented in the UK, Germany, the US and Denmark, among other markets. Through supply chain management, we are also working to improve efficiency along the entire logistics chain and thereby strengthen our competitiveness.

Forest Products has worked continuously for many years to improve the efficiency of mills and increase product quality; as a result, SCA today is one of Europe's most competitive publication paper companies. The start-up of the new paper machine in the Laakirchen mill in Austria in 2002 was successful. The new machine replaces an old one, increasing both the capacity and quality for production of SC paper at a low investment cost.

Enterprise with social responsibility

Key financial figures alone are not enough to create a successful company. SCA's operations have long been characterized by concern for the environment, and we are convinced that conservation of the environment and financial success are interdependent. For SCA, it is also natural to assume social responsibility, which is a prerequisite for success. Creating a company with an open work environment, where diversity is viewed as a resource, is part of this responsibility. As part of this program we have initiated a project focused on increased diversity at all levels in the Group.

It may also be noted in this context that we are very anxious to retain the managements and employees in the companies we acquire. In this way we gain new knowledge and values that are important for us to apply.

Stockholm, February 2003

Jan Åström
President and CEO

Operations in

HYGIENE PRODUCTS

Share of Group total



Net sales	Operating profit before goodwill amortization	Capital employed average	Operating cash flow	Average number of employees
SEK 45,197 M	SEK 5,487 M	SEK 28,506 M	SEK 6,846 M	18,866
51%	54%	40%	55%	43%

PACKAGING

Share of Group total



Net sales	Operating profit before goodwill amortization	Capital employed average	Operating cash flow	Average number of employees
SEK 30,549 M	SEK 3,065 M	SEK 17,690 M	SEK 3,345 M	20,718
35%	30%	25%	27%	48%

FOREST PRODUCTS

Share of Group total



Net sales	Operating profit before goodwill amortization	Capital employed average	Operating cash flow	Average number of employees
SEK 13,551 M	SEK 1,986 M	SEK 14,551 M	SEK 2,541 M	3,685
15%	19%	20%	20%	8%

GROUP TOTAL[1]

SEK 88,046 M	SEK 10,238 M	SEK 71,863 M	SEK 12,421 M	43,374
Net sales	Operating profit before goodwill amortization	Capital employed average	Operating cash flow	Average number of employees

Reporting of the business areas

To facilitate comparison with competing companies in the hygiene and packaging sectors, which apply a 40-year amortization period for goodwill or the pooling method, SCA reports operating profit for the business areas excluding goodwill amortization.

Comparable to the treatment of goodwill amortization, capital employed is also reported for the business areas throughout excluding goodwill while the Group total is reported including goodwill. Specification of the business areas' goodwill is shown on page 70.

[1] Consolidated net sales does not include intra-Group deliveries. Net sales reported for the business areas include intra-Group deliveries, however. The Group totals also cover other operations not included in the business areas.

brief 2002

pages 12–18

Products

Tissue
Baby diapers
Feminine hygiene products
Incontinence products

Markets and production

Largest in Europe in tissue segment.
World leader in incontinence products.
Third in North America in AFH tissue.
Second in Europe in fluff products.

Future expansion primarily in Western Europe and North America, but also in Latin America, Central and Eastern Europe and Asia.

Total of 46 production plants in 21 countries in Europe, North America, Latin America, Africa, Australia and Southeast Asia for production of fluff products and a capacity of 1.9 million tons of tissue.



pages 20–25

Products

Corrugated board
Protective packaging
Packaging services
Containerboard

Markets and production

Market leader in the Western European corrugated board packaging market.
A leading supplier in customized protective packaging.
Second largest producer of containerboard in Europe.

Future expansion primarily in Western Europe and North America, but also in Latin America, Central and Eastern Europe and Asia.

More than 260 production plants in some 30 countries, with a total capacity of approximately 4.9 billion square meters of corrugated board per year. Capacity to produce 2.7 million tons of containerboard in ten mills, situated in seven European countries.



pages 26–31

Products

LWC paper
SC paper
Newsprint
Pulp
Solid-wood products
Timber

Markets and production

One of the most competitive European producers of publication papers.

Main market is the Nordic region and rest of Western Europe, as well as Japan and the US for wood products.

Paper mills in the UK, Sweden and Austria, with a total capacity of 1.5 million tons of publication papers, a pulp plant in Sweden, with a capacity of 0.5 million tons of pulp, seven sawmills* in Sweden, with a capacity of 1.4 million cubic meters of solid wood products and 1.6 million hectares of productive forest land in Sweden.



*After the acquisition of Scaninge's sawmill operations.

NET SALES BY PRODUCT GROUP 2002
(excl. intra-Group deliveries)


Pulp, timber, solid-wood products 6%
Consumer products 26%
Publication paper 8%
Protective packaging 3%[1]
Packaging 32%[2]
AFH and incontinence products 25%

[1] Pertains to Tuscarora.
[2] Corrugated board and liner.

GROUP'S 12 LARGEST MARKETS 2002


Net sales, SEK M
Germany +6%
UK –2%
US +19%
France +10%
Sweden +6%
Italy +19%
The Netherlands –4%
Denmark –2%
Spain +30%
Belgium +5%
Austria +10%
Norway +5%
0 3,000 6,000 9,000 12,000 15,000

Germany passed the UK as SCA's largest market. The US is the third-largest market as a result of the acquisitions in North America. *(Percentages indicate change from preceding year.)*

Profitability and growth

SCA shall offer its customers high-quality and customized hygiene products, packaging solutions and publication paper. The company focuses on solid profitability and growth in sectors that are less cyclical.

Profitability is developed through continuous efficiency improvements, the utilization of synergies within the Group and through a larger proportion of value-added products and services in SCA's product portfolio. Growth is primarily within hygiene products and packaging.

BUSINESS CONCEPT

SCA produces and sells absorbent hygiene products, packaging solutions and publication paper. Based on its knowledge of end-users' needs and the properties of fiber materials, SCA offers high-quality products and services. Products designed for private individuals shall enhance the quality of life; SCA's products and services for institutions and companies offer increased product quality, safety, productivity and profitability.

TARGETS

SCA's overall target is to provide shareholders with good growth in value and a rising dividend. This is accomplished based on the principle that a company's value is determined by the future cash flows generated by the company and the level of risk in the company's business. Future cash flows, in turn, are a function of profitability and growth.

STRATEGIES

Profitable growth

During 2002, SCA generated a cash flow from current operations (cash flow available for strategic investments and dividends) amounting to SEK 8,620 M. Since 1997, the cash flow has increased, on average, by 13% annually. Growth and profitability are key components in SCA's strategy to ensure the continued growth of its cash flow.

The consolidation of European corrugated board and tissue markets, a process in which SCA plays an active role, is creating opportunities for improved production and marketing structures, which should lead to gradual improvements in profitability in these markets.

SCA's growth in value-added segments is also contributing to improved profitability, since these products generally return higher margins and show

CASH-FLOW TARGET 1997 AND 2002


%
100
80
60
40
20
0
38%
20%
62%
80%
1997
2002
Hygiene Products and Packaging
Forest Products

The chart shows the distribution of cash-flow targets. Hygiene Products and Packaging account for an increasingly greater share.

STRATEGIC INVESTMENTS 1997–2002


By business area
Forest Products, 7%
Hygiene Products, 55%
Packaging, 38%
Type of investment
Acquisitions, 74%
Other strategic investments, 26%

Between 1997 and 2002, 93% of strategic investments were carried out within Hygiene Products and Packaging. Acquisitions accounted for 74% of total investments during this period.

stronger growth. Within hygiene products, this is done through increased investments in research and development as part of efforts to offer even higher-quality products. The profitability of packaging operations is improving as a result of stronger focus on the value-added products segment and increased efforts to offer customers improved service as well as complete logistics and packaging solutions. The forest products operations are focusing on efforts to increase the profitability of existing plants and advance positions through improved product quality.

SCA is growing both organically and through acquisitions. Expansion is taking place primarily in hygiene products and packaging.

SCA's target for hygiene products is to achieve average annual growth of 10–15% through acquisitions and organic growth. Tissue and incontinence products for adults have special priority as growth areas in hygiene products. The European market for tissue is undergoing a process of consolidation, which offers SCA favorable opportunities to grow through acquisitions. Since 1996 SCA's share of this market has increased from 17% to 21%, mainly as a result of acquisitions.

Continued expansion within tissue in Europe will focus mainly on Southern and Eastern Europe. In the highly consolidated North American tissue market, SCA will focus on investments to supplement the operations that were acquired in 2001.

The world market for incontinence products is growing rapidly. As the global market's leading company, SCA intends to contribute actively to its growth through product development and new capacity. SCA also intends to increase its presence in the North American market for incontinence products.

In emerging markets in other parts of the world, SCA is expanding its activities in incontinence products, baby diapers and feminine hygiene products, primarily through joint ventures.

SCA's target for packaging is to achieve average annual growth of 10-15% through acquisitions and organic growth. The European supplier structure for corrugated board packaging is relatively fragmented, which provides opportunities for SCA to acquire small and mid-size companies. SCA's ambition in North America is to expand its activities through acquisitions in the protective packaging sector, while growth in Asia will be achieved primarily through the Singapore-based Central Package Group.

SCA also wants to expand in the value-added segments of the packaging market, such as heavy duty packaging, protective packaging and high-quality print. In addition, the company plans to strengthen its offering of services in areas such as design, logistics and distribution.

Forest products will maintain its market shares for publication papers in Europe and secure the Group's growing raw material needs through continued development. The business area generates a substantial cash flow for its own development and other expansion within the Group.

Synergies

The common fiber base provides control over raw material costs and facilitates effective integration of raw materials. Research and development, joint procurements of energy, and coordinated logistics are other examples of areas in which important synergies can be used.

Strong cash flows from the Group's forest products are enabling more rapid growth in hygiene products and packaging than would otherwise be possible. Since 1997, the Group's forest products have generated a cash flow of approximately SEK 8 billion, a large percentage of which has been invested in the expansion of hygiene products and packaging operations. A strong cash flow also enables the Group to take greater advantage of unique acquisition opportunities, regardless of conditions in the capital market.

Stability

The traditional forest products industry is highly cyclical. Sharp fluctuations between strong profitability in prosperous times and weak profitability during periods of economic weakness result in a level of risk in the business, which has created uncertainty for the shareholders with respect to trends of future cash flows. To increase stability in its operations, SCA focuses on less cyclical business segments.

SCA's efforts to consolidate the European tissue and corrugated board markets are contributing to a more stable trend in these markets. SCA has substantial experience both in evaluating potential acquisitions as well as implementing and integrating acquired companies in the Group's existing operations. To minimize risk in connection with the establishment of operations in emerging markets, SCA often works with local entrepreneurs that offer comprehensive local market knowledge, while SCA provides the product and technical know-how.


SCA's STRATEGY
PROFITABILITY
– in existing operations
GROWTH
– prioritized product areas
– new markets
STABILITY
– rebalancing to less cyclical operations


CASH FLOW
INCREASED SHAREHOLDER VALUE

Increased shareholder value

SCA's overall goal is to provide shareholders with good growth in value and a rising dividend. Financial evaluation of both current operations and strategic investments is based on cash flow.

Measuring profitability

To direct investment resources to the projects that generate the highest value for shareholders, SCA must have a good understanding of which investments are profitable and, therefore, meet the Group's return requirements. This requires a clear definition of the return requirement that should be placed on investments.

SCA uses cash flow to measure profitability. Cash flow is a good measure of the return on investments. In contrast to accounting-based profitability measures (return on capital employed, return on shareholders' equity, etc.), measurement based on cash flow is not affected by depreciation, costs accruals or other accounting adjustments. The cash flow measurement also takes current capital expenditures into account, which in turn affect cash flow from current operations.

Return requirements on shareholders' equity and borrowed capital

SCA's return requirements are based on the capital market's return requirement on investments in SCA shares. This is determined as follows: all investors demand a return that is at least comparable to the return they would receive from, in principle, risk-free government bonds. At the beginning of 2003, the return on 10-year Swedish government bonds was 4.8%. Moreover, investors demand a premium for the risk they take in investing in SCA shares. Based on long-term historical return on the stock market, and taking into account SCA's risk profile, the risk premium is estimated at 4.0%. This results in a return requirement for the SCA share of about 8.8%.

Shareholders are not the only interest group that contributes capital. Banks and other financial institutions also demand a return on their lending in the form of interest.

The return requirement on SCA's debt-financed capital is also calculated based on the return on risk-free 10-year government bonds, currently 4.8% in Sweden, and an estimated SCA-specific risk premium of 1 percentage point, which yields a return requirement on borrowed funds of 5.8%. However, since interest expenses reduce the profit on which taxes are paid, in reality the cost after tax is lower. With a corporate income tax rate of 28%, the return requirement after tax is reduced to 4.2%.

Weighted return

The Group's operations are financed by a combination of shareholders' equity and borrowed capital. Accordingly, profitability is measured based on a weighting of costs for each financing source. This weighting is based on SCA's debt/equity multiple goal, 0.7, which means that borrowed capital shall correspond to 70% of booked shareholders' equity. As a second step in the weighting, equity capital (more expensive) is valued thereafter based on the price the market is prepared to pay (share price). Through applying this technique, the Group's weighted average cost of capital (WACC), and thus its basic return requirement, amounts to 7.3%. This means that all investments must generate a free cash flow (cash flow after payment of all operating expenses and taxes but before interest expenses) of at least 7.3% on the initial investment to be profitable.

This applies to investments in Sweden. Other borrowing expenses and tax rates affect return requirements in other countries.

The current, booked debt/equity goal of a 0.7 multiple was chosen with due consideration for the cyclical nature of SCA's operations. A less cyclical product portfolio can provide SCA the possibility of increasing debt. During the past five years, SCA's

KEY RATIOS AND FINANCIAL GOALS*

	1998	1999	Result 2000	2001	2002	Average result 5 yrs	Req.[1] 2003
Cash flow from current operations							
Result (SEK bn)	4.3[2]	6.7	6.7	11.2	8.6	–	–
Sustainable requirement (SEK bn)	3.2	3.8	4.4	5.9	6.7	–	7.9
Requirement increase (%/yr)	7	19	16	34	14	18	18
Result/Requirement (%)	134	176	152	191	129	156	–

	1998	1999	Result 2000[3]	2001	2002	Average result 5 yrs	Req.[1] 2003
Rates of return							
Capital employed (%)	14	12	18	14	13	14	15
Shareholders' equity (%)	13	12	20	13	12	14	12
Financial measurements							
Debt/equity ratio (multiple)	0.8	0.7	0.4	0.5	0.5	0.6	0.7
Market-adjusted debt/ equity ratio (multiple)	0.7	0.4	0.3	0.4	0.3	0.4	–
Debt payment capacity (%)	32	33	49	51	47	42	35

[1] At beginning of 2003.
[2] Incl. nonrecurring items of SEK 400 M.
[3] Incl. nonrecurring items of SEK 2,031 M.

* See page 73 for definitions of key ratios.

debt/equity ratio has varied between 0.39 and 1.05.

Strategic investments

All of SCA's strategic investments (company acquisitions or expansion investments in machinery and plants) are evaluated in accordance with SCA's cash-flow based control model, Cash Value Added (CVA), which means the investments must generate a return that covers their capital cost. The future cash flow of every investment is calculated and discounted based on the return requirement. This provides a present value for the future cash flow. If the present value is higher than the expenditure for the investment (that is, the price of the company to be acquired or the cost of the plant to be built), the investment is considered value-creating.

Cash-flow objectives

Based on the targeted sustainable cash flow from historical investments as well as the cash flow for new strategic projects which was the basis for the related investment decision, SCA has established cash-flow targets for its business areas and the Group as a whole. The Group's target is expressed as cash flow from current operations (cash flow after interest expenses and tax) and is determined by adjusting the year-earlier target without taking into account prevailing economic conditions. This so-called sustainable cash-flow target was SEK 6.7 billion at year-end 2002. The goal at the beginning of the year, it should be noted, was SEK 6.2 billion, which was successively increased by a total of SEK 0.5 billion as a result of strategic investments during the year amounting to SEK 9.5 billion. In setting the target for 2003, adjustment was made for inflation and the originally projected full-year effect of strategic investments during 2002, resulting in a target of SEK 7.9 billion at the beginning of 2003. Effect of strategic investments that may be carried out during 2003 will be successively added to this figure. The year's targets for return on capital employed and shareholders' equity, which are 15 and 12% respectively for 2003, are also derived from the cash flow target.

Incentive program

SCA's incentive program is also designed in accordance with the company's objective to create value for shareholders. The incentive program for senior executives features two components: fulfillment of cash flow targets and the price performance of the SCA share compared with competitive companies.

Dividend

Shareholders' return requirements are met through dividends and growth in the value of SCA shares. Under normal circumstances, over a business cycle, about one-third of the goal for cash flow from current operations (after interest expenses and taxes) is used for dividends and two-thirds for value-generating strategic investments. In addition to self-financing from cash flow attributable to current operations, scope for further strategic investments is created through additional borrowing capacity at the same level of debt/equity ratio. In the future, a major portion of the cash flow will continue to be allocated for re-investments in the hygiene products and packaging areas.

If, over the long term, the cash flow from current operations exceeds the amount the company can place in profitable strategic investments, the funds will be returned to shareholders through higher dividends or repurchases of the company's own shares.

SCA share

At year-end 2002, there were 232 million SCA shares outstanding, of which 82% were B shares, with one vote per share, and 18% A shares, with 10 votes per share. Convertible debentures and options correspond to an additional 3 million B shares. Assuming full conversion and exercise, the total number of shares would amount to 235 million.

SCA's Annual General Meeting in 1999 authorized the holders of A shares to convert their shares to B shares. During 2002, shareholders converted 4 million A shares to B shares and, since 1999, a total of 20 million A shares have been converted to B shares. During 2001, 1.8 million shares were issued and repurchased to secure the share distribution in the stock option program to senior executives. At year-end 2002, 1,775,543 of these shares were held as treasury stock.

Public trading in SCA shares
SCA shares are listed and traded on Stockholmsbörsen (the Stockholm Exchange). Trading is also conducted on the London Exchange (OTC). To increase the availability of SCA shares to US investors, SCA has also an American Depositary Receipt (ADR) program in the US, whereby B shares are available as depositary receipts without formal stock exchange registration.

In addition to indexes linked directly to the Stockholm and London exchanges, SCA is included in other indexes as the Dow Jones Stoxx Index, FTSE Eurotop 300 and MSCI Eurotop 300 (Morgan Stanley Company Index).

The total volume of SCA shares traded on the Stockholm Exchange in 2002 amounted to 177 million shares (181), corresponding to a value of approximately SEK 55 billion (42). During the year, SCA shares with an average value of SEK 221 M (168) were traded daily on the Stockholm Exchange.

Price performance in 2002
The price of the SCA B share rose 2% in 2002. The last-paid price on the Stockholm Exchange at year-end 2002 was SEK 294 (287), corresponding to a market capitalization of about SEK 68 billion (66). On 4 March, the last-paid price for SCA B shares was SEK 353, an all-time-high for last-paid share price.

SCA's share price can be monitored daily at www.sca.com, where it is also possible to compare the performance of SCA shares with its major competitors.

Increased foreign ownership
Approximately 57% (62) of the total share capital was owned by Swedish institutions and about 32% (26) by foreign investors.

The UK and the US each account for about 10% of the owners outside Sweden. Since 1995, the percentage of foreign ownership has risen from 11% to 32% at year-end 2002.

PRICE TREND AND SHARE TRADING



Price, SEK
Share trading
400
350
300
250
200
150
100
60
40
20
0
1997
1998
1999
2000
2001
2002
— SCA Class B — Afv General Index
— Morgan Stanley Europe P&F Index
Share trading, million shares per quarter

The SCA share posted the highest ever closing price during the year.

INTERNATIONAL STOCK MARKET REVIEW
Change in 2002

Exchange	Index	Change %	Paper/Forest Index	Change %
Stockholm	Affärsvärlden	–37	Affärsvärlden Skog	–8
Helsinki	HEX Portfolio	–17	HEX-Forest Index	–23
London	FTSE-100	–24		
New York	S&P 500 Composite	–23	S&P Paper & Forest	–17

More information on the SCA share is available on the company's home page, www.sca.com. The site also provides a current list of analysts who track the share as well as information about how trading is conducted in the share.

DATA PER SHARE

All earnings figures include nonrecurring items.

SEK per share unless otherwise noted	2002	2001	2000	1999	1998
Earnings per share after full tax:					
After dilution effects	24.54	24.05	30.64	16.73	16.03
Before dilution effects	24.70	24.18	30.82	16.82	16.05
Quotation for Class B shares:					
Average quotation	311.25	230.31	195.44	201.07	178.12
Year-end quotation	294.00	287.00	199.10	250.24	165.92
Cash flow from current operations [1]	37.12	48.38	28.49	31.23	18.36
Dividend	9.60 [2]	8.75	7.75	6.80	6.14
Dividend growth rate, % [3]	12	12	12	14	14
Direct return, %	3.3	3.0	3.9	2.7	3.7
P/E ratio [4]	12	12	6	15	10
Price/EBIT [5]	10	10	6	12	9
Beta value [6]	0.61	0.44	0.62	0.79	0.94
Pay-out ratio (after dilution effects), %	39 [2]	36	25	40	38
Shareholders' equity after dilution effects	207	198	171	158	135
Shareholders' equity before dilution effects	208	200	173	148	144
Average number of shares after dilution effects (in millions)	232.2	232.5	233.5	215.8	211.1
Number of registered shares, 31 December (in millions)	232.2	232.2	230.4	230.3	197.4
Number of shares after full conversion (in millions)	235.1	234.2	234.9	235.0	213.7

[1] See definitions of key ratios on page 73.
[2] Board proposal.
[3] Rolling five-years.
[4] Share price at year-end/earnings per share after full tax and full conversion.
[5] Market value plus net debt plus minority interest/operating profit.
[6] Change in share price compared with the entire exchange (measured for rolling 48 months).

ISSUES etc. 1993–2002

Since 1993, the share capital and number of shares have increased through new issues and conversions as follows:

SEK M (except no. of shares)		No. of shares	Increase in share capital	Cash payment	Total no. of shares A	Total no. of shares B	Total no. of shares Total
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
	New issue 1.10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994	Conversion of debentures	16,285	0.2	–	62,145,880	131,837,942	193,983,822
1995	Conversion of debentures	3,416,113	34.2	–	62,145,880	135,254,055	197,399,935
1999	New issue 1.6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000	Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001	New issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002	New subscription, warrants IIB	513	0	0.1	41,701,362	190,500,706	232,202,068

SCA's 10 LARGEST SHAREHOLDERS

According to VPC AB's official share register for directly-registered and trustee-registered shareholders as of 30 December 2002, the following companies, foundations and mutual funds were the 10 largest registered shareholders based on voting rights (before dilution).

	No. of votes	%	No. of shares	%
AB Industrivärden	171,820,000	28.3	18,982,000	8.2
Svenska Handelsbanken[1]	81,459,797	13.4	14,007,245	6.0
SEB[1]	46,220,638	7.6	12,686,494	5.5
AMF Pensionsförsäkringar	17,471,240	2.9	16,084,124	6.9
Fjärde AP-fonden	16,417,309	2.7	3,524,809	1.5
Livförsäkringsaktiebolaget Skandia[1]	15,499,691	2.6	4,751,909	2.0
Tredje AP-fonden	15,150,045	2.5	3,337,545	1.4
Investment AB Öresund [2]	14,909,014	2.5	3,209,014	1.4
Alecta pensionsförsäkring	11,325,378	1.9	8,440,590	3.6
Andra AP-fonden	10,781,973	1.8	2,985,498	1.3

[1] Including related funds and foundations.
[2] Including HQ funds.

Source: VPC AB

SHARE DISTRIBUTION

	Class A	Class B	Total
Registered number of shares	41,701,362	190,500,706	232,202,068
– of which, treasury stock		(1,775,543)	(1,775,543)
Unconverted debenture loans		1,169,394	1,169,394
Unexercised warrants		1,740,693	1,740,693
Total after full conversion/exercise	**41,701,362**	**193,410,793**	**235,112,155**

OWNERSHIP STRUCTURE

Shareholding	No. of shares	%	No. of share-holders	%	No. of votes	%
1–500	8,081,949	3.5	56,124	79.9	19,253,028	3.2
501–1,000	5,149,123	2.2	6,883	9.8	12,342,247	2.0
1,001–2,000	5,304,114	2.3	3,721	5.3	13,753,305	2.3
2,001–5,000	6,317,835	2.7	2,052	2.9	15,352,395	2.5
5,001–10,000	4,434,525	1.9	618	0.9	8,420,229	1.4
10,001–20,000	4,471,823	1.9	311	0.4	7,762,115	1.3
20,001–50,000	7,461,875	3.2	236	0.3	11,607,185	1.9
50,001–100,000	8,074,984	3.5	110	0.2	13,596,376	2.2
100,001–	182,905,840	78.8	218	0.3	505,427,446	83.2
Total	**232,202,068**		**70,273**		**607,514,326**	

Source: VPC AB

PERCENT OF FOREIGN OWNERSHIP

1998	1999	2000	2001	2002
24%	25%	21%	26%	32%

OWNERSHIP BY COUNTRY


Other 12%
Sweden 68%
US 10%
UK 10%

Growth and improved profitability


Junior


TENA



The acquisition of the Italian company CartoInvest strengthened SCA's position in the consumer tissue market. The efficiency enhancement program contributed to improved profitability.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
50,000
40,000
30,000
20,000
10,000
0
7,000
6,000
5,000
4,000
3,000
2,000
98
99
00
01
02
Net sales
Operating profit

Operating profit rose 23% to SEK 5,487 M.

OPERATING CASH FLOW


SEK M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02

Operating cash flow amounted to SEK 6,846 M.


Softis

SCA is the European market leader in consumer tissue. The softness of Softis paper handkerchiefs was improved during the year.

KEY RATIOS

(SEK M)	2002	Group share, %	2001
Net sales	45,197	51	40,797
Operating cash surplus	7,979	52	6,622
Change in working capital	484	–	1,405
Current capital expenditures, net	–1,502	43	–1,139
Other operating cash flow changes	–115	–	–146
Operating cash flow	6,846	55	6,742
Operating profit	5,487	54	4,473
Operating margin, %	12	–	11
Capital employed	28,506	40	26,374
Return, %	19	–	17
Strategic investments			
– plants	671	24	549
– restructuring expenses	175	30	449
– company acquisitions	4,605	71	9,493
Average no. of employees	18,866	43	17,667

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M		Av. no. of employees
	2002	2001	2002*
Consumer products	23,291	20,954	9,018
AFH and Incontinence products	21,906	19,843	6,951
Total	**45,197**	**40,797**	**15,969**

* Excluding employees in joint-venture companies and staff functions.

DELIVERIES

(tons)	2002	2001	Change, %
Tissue			
Consumer products	674,500	696,600	–3
AFH products	740,500	586,700	26

Production capacities shown on page 75.

KEY MARKET SHARES

	%
AFH tissue, Europe	17
AFH tissue, North America	20
Incontinence products, worldwide	25
Consumer tissue, Europe	23
Feminine hygiene products, Europe	9
Baby diapers, Europe	13

SCA is Europe's leading producer of tissue and fluff products. The Group is also the global market leader for incontinence products, market leader in Europe for tissue and the third-largest supplier of Away-From-Home (AFH) tissue in the US.

Year in brief

SCA strengthened its leadership position within consumer tissue in Europe through the acquisition of the Italian company CartoInvest, the fifth largest tissue supplier in Europe, and its position in the AFH segment through the acquisition of Benedetti Paper Division, the largest independent AFH-converting company in the UK.

AFH operations in Europe derive results from the strategy to focus on strategic customers and reduce direct distribution to end-customers. In North America, the integration of the acquired companies Georgia-Pacific Tissue and Encore Paper Company in 2001 was completed successfully. To strengthen its competitiveness in tissue operations in the US, it was decided to implement an efficiency enhancement program that will include a new tissue converting, paper making and distribution facility in Alabama.

The incontinence division continued to grow in several markets throughout the world as a result of its successful brand strategy, several new product launches and efforts to penetrate new markets. In baby diaper operations, the Group continued to market brand-name Libero products in the Nordic countries, combined with retailers' brands in the rest of Europe, which resulted in higher profitability. SCA strengthened its already solid position in feminine hygiene products in Latin America, Australia and South Africa.

Several new products were launched in all product categories in reply to new consumer trends. One example was the successful launch of Libresse Micro, the world's smallest panty liner.

Net sales increased by 11% despite tough competition. The Group's efficiency enhancement program generated favorable effects on income. Operating profit increased by 23% to SEK 5,487 M.

STRATEGY AND MARKET

Hygiene products include baby diapers, feminine hygiene products and incontinence products – collectively referred to as fluff products – and tissue. The products are sold to consumers through retail sales outlets and distribution to companies, industries, hotels, restaurants, catering operations and institutions and healthcare services.

The world market for hygiene products is valued at nearly SEK 600 billion in manufacturing operations – nearly 40% of which lies in North America and slightly more than 25% in Europe.

SCA's strategy and market position

SCA's home market is Europe, where the Group has a base with both strong regional proprietary brands and a solid position as the leading producer of retailers' brands. Through acquisitions, SCA has achieved a strong position in North America in the AFH tissue market.

The goal for hygiene products is annual growth of 10–15%. Continued growth occurs through organic market growth and selected acquisitions as well as expansion into new markets.

In the consumer sector, continued high growth is expected for retailers' brands throughout Europe. In the AFH sector, SCA expects continued favorable growth within strategic segments and among international customers. Continued growth in world markets is foreseen for incontinence products as a result of increased penetration and expanded distribution in the consumer channel.

Markets outside Western Europe and North America are characterized by low levels of penetration for many of SCA's hygiene products.

Strategic investments

In February 2002, SCA acquired CartoInvest, a family owned Italian tissue company. The purchase amount was SEK 4,368 M. The acquisition provided penetration into the Italian tissue market and strengthened SCA's position as the leading European supplier of tissue

SCA's PRODUCT PORTFOLIO


Feminine hygiene products 7%
Tissue consumer 33%
Baby diapers 11%
Tissue – AFH the US 16%
Incontinence products 21%
Tissue – AFH Europe 12%

Compared with 2001, consumer tissue increased its share of SCA's product portfolio as a result of the CartoInvest acquisition.

INCONTINENCE PRODUCTS MARKET SHARES – THE WORLD


Other 28%
SCA 25%
Procter & Gamble 3%
First Quality 4%
Tyco/Kendall 11%
Unicharm 5%
Kimberly-Clark 11%
Paper Pak 5%
Hartmann 8%

SCA has strengthened its position as the world's leading supplier of incontinence products.

MARKET SHARES IN EUROPE AND NORTH AMERICA

Market shares, %	Europe	North America
AFH		
SCA	17	20
Kimberly-Clark	17	26
Georgia-Pacific	12	36
Incontinence products		
SCA	41	18
Hartmann	18	2
Procter&Gamble	6	–
Paper Pak	5	10
Tyco/Kendall	3	29
Kimberly-Clark	2	26

SCA is Europe's largest tissue producer, third largest in the North American AFH market, second largest in the European fluff market and largest in the world in incontinence products.

for retailers' brands. In particular, SCA's position in Spain was strengthened. The acquisition increased SCA's share of the European tissue market to 21%. An intensive integration program was initiated immediately and resulted in the rapid integration of CartoInvest. The identified synergies were confirmed and have begun to yield results.

In mid-September, SCA acquired Benedetti Paper Division, a British tissue company with sales of SEK 390 M, thereby doubling its market share of the AFH segment in the UK to 17%. The acquisition amounted to SEK 135 M. SCA intends to invest in a complete production unit for AFH products at its plant in Oakenholt, Wales, which was part of the CartoInvest acquisition.

In October, SCA approved an efficiency enhancement program for tissue operations in the US that will include construction of a tissue converting, paper making and distribution facility near Florence, Alabama. The investment will improve proprietary supplies, strengthen SCA's position in the southeastern region of the US and facilitate substantial cost savings. The investment program, which totals SEK 2.2 billion, is expected to yield annual cost savings totaling SEK 700 M and will be completed in mid-2004.

SCA also reached a decision to increase production capacity at its incontinence plants in Europe and North America.

AWAY-FROM-HOME (AFH)

Market

In the AFH market, SCA's operations are based primarily on sales of tissue products to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. The market consists of four principal product areas: toilet tissue, handwiping products, napkins, and products for wiping and cleaning in industry and offices. Various types of hygienic dispensing systems are also sold.

The global market is valued at SEK 88 billion, with about 55% of total volume in North America and about 27% in Europe. Per-capita consumption of AFH products in North America is nearly twice as high as the corresponding consumption in Western Europe.

Sustained market growth amounts to about 3% annually in Europe and 5% in North America. Growth is dependent on economic factors such as industrial production and other factors such as increasing travel and the growing trend of dining outside the home. Growth is also influenced by the ongoing shift from textiles to disposable materials.

The products are distributed via wholesalers and service companies, or directly to individual customers. The market reflects greater concentration as customers become increasingly global and require service across national borders.

SCA's strategy and market position

SCA is the third largest player in the global AFH market. In North America, the Group has a market share of 20%. Sales volumes rose 6% in 2002. During 2002, SCA focused on efforts to develop strategic partnerships with US distributors that sell SCA's products to end-consumers. The strategy increased sales and strengthened customer relations.

In Europe, SCA leads the market together with Kimberly-Clark, each of which has 17% of the market. In 2001, SCA implemented a strategy focused on the highly expansive facility management segment comprising companies engaged in cleaning, management and maintenance of buildings. The strategy also means reduced direct distribution to end-customers and greater concentration on expanded programs of cooperation with international distribution companies. Initial results of the strategy were reflected in 2002 through a 15% increase in sales to the Group's 50 largest customers.

Tork Exclusiv, a new napkin introduced during the year, is produced at Europe's largest production line for napkins in Ortmann, Austria. Intended for the fast-food segment, Tork Exclusiv is available in three sizes with matching dispensing systems. Paper

SCA's HYGIENE PRODUCTS SALES BY CUSTOMER SEGMENT – EUROPE



Other customers 13%
Retail trade – brands 30%
Health care (incl. via pharmacies) 21%
Retail trade – Retail brands 36%

Retailer's brands increased the share of sales, while the share of brand products declined.

ANNUAL PER CAPITA CONSUMPTION OF HYGIENE PRODUCTS



0
5
10
15
20
25
30
35
40
Tissue kg/capita
Incontinence products unit/capita
0
500
1,000
1,500
2,000
Baby diapers unit/child 0–30 mos.
Feminine hygiene products unit/woman 13–49 yrs.
Sweden
Western Europe
Central/Eastern Europe
US
Latin America

Less-developed countries consume feminine hygiene products and tissue products first. As living standards rise, consumption of baby diapers begin, followed by incontinence products.



Tena DriActive Liners, a product for mild incontinence problems, were introduced in North America during the year.

towels sold under the Tork Classic brand were provided with a new embossed design as a result of customers demanding products with an exclusive appearance. SCA was also awarded the Excellent Swedish Form prize for its design of Edit Torky dispensing systems.

Tork Intuition, a hands-free towel dispensing system that senses when a user's hands approach the machine and then automatically dispenses a hand towel, was introduced in North America. The new system reduces contact surfaces and the risk of contamination, which makes the product particularly well-suited for environments with high demands on hygiene, such as the healthcare sector and the food industry.

INCONTINENCE PRODUCTS

Market


TENA

Incontinence products are used for protection against mild and more serious incontinence problems, a condition that afflicts 5–7% of the world's population. The aging populations of many countries and increased market penetration lead to stronger demand for these products. Incontinence products include everything from adult diapers used in nursing homes to extremely thin protective pads marketed to consumers through retail outlets and pharmacies.

The global market is valued at SEK 40 billion, with North America accounting for 35% of sales, Europe 41% and Asia 18%. Average growth is 7% per year, with the fastest growth in the retail sector, while growth in the institutional sector is somewhat lower. Demographics and rising purchasing power in a number of markets, innovation, brand building and product availability in the retail sector, as well as reduced reluctance to address incontinence problems, are driving forces in market growth.

SCA's strategy and market position

SCA is the world's leading supplier of incontinence products, with a global market share of 25%. In Europe, the market share is 41%, while in North America the Group is the third largest player with a market share of 18%.

SCA's global Tena brand continued to grow in existing and new markets during the year, supported by effective production, increased market penetration and the introduction of new products. Development in the US retail trade sector, which started with the acquisition of Johnson&Johnson's Serenity brand in 2000, continued with increased marketing investments and new product launches, such as Tena DriActive Liners, a product for mild incontinence problems.

Tena Flex, a product with such new properties as a breathable backsheet, was introduced in the European institutional market. According to an independent study by the University of Linköping in Sweden, the user-friendly product contributes to improved working conditions for nursing home personnel. The launch of Tena for Men in about 20 markets sharpened the Group's focus on men as a target group and will help break down the taboo surrounding the subject of male incontinence. The new product launch was started in the autumn of 2002 and will continue during 2003 in SCA's principal markets through all sales channels. Tena Pants for more serious incontinence was introduced four years ago and currently accounts for a significant share of sales in the segment.

BRIEF FACTS, AFH AND INCONTINENCE PRODUCTS

	2002	2001
Net sales, SEK M	21,906	19,843
Operating surplus, SEK M	3,746	3,187
Operating profit, SEK M	2,679	2,204
Gross margin, %	17	16
Operating margin, %	12	11
Volume trend, % [1]	16.1	45.3
Average no. of employees	6,951	7,048

[1] Compared with the corresponding year-earlier period.

BABY DIAPERS

Market

The European market for baby diapers is valued at SEK 34 billion. Growth is primarily in markets in Central and Eastern Europe, with low penetration levels where birth rates and use of disposable diapers are increasing. The market in Western Europe reflects greater stability, but the pant diaper segment shows strong annual growth of 15%. Pant diapers account for about 7% of the European diaper market, which is characterized by frequent product upgrades and launches.

Retailers' brands comprise a large part of the market in many countries. In Germany, France and the Netherlands this portion amounts to 30-50%, whereas in markets such as Italy, the Nordic countries, Central and Eastern Europe it amounts to only 10% or less. Sales of retailers' brands in Southern Europe reflect strong growth, however.

SCA's strategy and market position

SCA is the third-largest player in Europe, with a market share of 13%. SCA is also the largest supplier of high quality diapers for retailers' brands, with a market share of 30%. Sales under retailer brands have increased three-fold over the past five years.

In the brand-name segment, SCA launched Libero Phases in 2002, a new concept that addresses the different diaper needs of children at different ages. New product properties such as a new stretch tape system and integrated market communications with a new packaging design led to continued favorable development of market shares in the Nordic region, which is Libero's main market. Libero's market communications were awarded a prestigious prize, the Swedish Silver Egg, for the industry's best-integrated communication activities.



Libero Phases is a new series of diaper products that cater to the different needs of children at different ages.

Several new contracts were signed for products in the retailers' brand segment in the UK as well as Southern and Eastern Europe, which led to a 35% volume increase in sales. Retailers' brands account for nearly 50% of total sales, and retail chains are now focusing more strongly on brand building and product development, areas in which SCA has comprehensive know-how.

FEMININE HYGIENE PRODUCTS



Market

The product area consists of sanitary pads, panty liners and tampons, and the world market is valued at SEK 75 billion. In Europe, the distribution is 60% pads and 20% each for panty liners and tampons. Market growth is determined by the number of women in the active menstrual cycle, a demographic that shows marginal decline in Europe. Despite this factor, however, annual market growth amounts to 2% in value, due mainly to growing consumer preference for more highly developed, quality products. Panty liners continue to show rapid growth of 8–10% annually. In other regions of the world, such as for example Asia and Latin America, growth is even stronger as a result of increased market penetration and a growing target group.

SCA's strategy and market position

With a market share of 9%, SCA is the third-largest player in Europe after Procter&Gamble and Johnson&Johnson. Sales in Europe declined in 2002 when SCA, as agreed, transferred its license rights for o.b. tampons in the Nordic region to Johnson&Johnson. Under the same agreement, SCA acquired Johnson&Johnson's incontinence operations in the US (Serenity). Both companies also undertake to sell one another's products in the US and the Nordic region.

Markets in Latin America, Australia and South Africa, which account for a significant share of sales, showed growth of 15–20% in 2002. As a result, market shares increased in Mexico and Colombia, and the Mexican Saba brand strengthened its market-leading position.

SCA introduced Libresse Micro, the world's smallest panty liner, in principal European markets such as Sweden, the Netherlands, France and Italy. During the fourth quarter, Libresse Goodnight was launched as the first nighttime sanitary pad developed specifically with regard for changes in women's sleeping habits during their menstruation period due to concerns over leakage.

CONSUMER TISSUE



Market

Every year, the world's manufacturers produce about 15 million tons of consumer tissue valued at SEK 250 billion, with Europe accounting for 25% of the market. The European market grew 2% in volume during 2002. Sales of consumer tissue are correlated with factors such as per-capita GNP and disposable income. Annual per-capita consumption of consumer tissue varies, accordingly, from 8–10 kg in markets such as Germany, the UK and Sweden, while consumption is about half that figure in countries such as Poland and Hungary.

The market is dominated by retailers' brands, which account for 60% of volume and 55% of market value in Europe. Certain markets, such as Germany, the Netherlands, France and Spain, have a high percentage of retailers' brands, while branded products are dominant in the Nordic countries, Central and Eastern Europe.

SCA's strategy and market position

SCA is the market leader in Europe, with 23%. In branded products, SCA has a strong position in Germany, Austria and Eastern Europe with Zewa, in Scandinavia with Edet, and in the UK with Velvet. SCA is also Europe's largest supplier of retailers' brands of tissue, with strong positions in most European markets. SCA's expertise in brand building is used to develop the cooperation with key customers and support them in efforts to develop powerful proprietary brands of their own.

The acquisition of the Italian tissue company CartoInvest has strengthened SCA's presence in Southern Europe and its position as Europe's leading supplier of tissue for retailers' brands.

SCA introduced new tissue grades in several markets during the year. In the Nordic countries, Edet Friendly was upgraded and new, embossed designs were introduced in most European markets for SCA's branded products and retailers' brands. Production investments led to improved tissue softness for Softis handkerchiefs. The product portfolio in the UK was expanded by Velvet Aroma, a perfumed toilet tissue, and the relaunch of Quilted Velvet toilet tissue produced with TAD (Through Air Dried) technology. During the year, SCA implemented production rationalization and cost-savings measures within tissue production.

BRIEF FACTS, CONSUMER PRODUCTS

(baby diapers, feminine hygiene products and consumer tissue)

	2002	2001
Net sales, SEK M	23,291	20,954
Operating surplus, SEK M	4,220	3,445
Operating profit, SEK M	2,808	2,269
Gross margin, %	18	16
Operating margin, %	12	11
Volume trend, %[1]	13.6	1.5
Average no. of employees	9,018	8,021

[1] Compared with the corresponding year-earlier period.

Many strong brands

Today's consumers have a growing range of brands from which to choose.

Building a long-term brand relationship with the consumer is a complex process and requires investment, not only in advertising, but in everything from product and packaging development to understanding consumer behavior.

Previously there was a distinction between producers' brand names and retailers' own brands – that is, private labels – the latter consisting of traditional low-price products attracting minimal brand loyalty. This has changed in the past few years, as retailers' brands have acquired the high quality and brand awareness associated with traditional brand names.

The increasingly international retail chains cooperate with their suppliers in creating brand capital. This is one of the main reasons behind the growth of the retailers' brands in Europe and a similar trend is also discernable in North America.

Producers' brands are more important in consumer markets and for fast-moving consumer goods than in sales between companies, which is often the case within the packaging and forest products.

SCA's brand strategy

SCA has a number of strong regional brands in tissue and fluff products, as well as brands with global reach in incontinence and feminine hygiene products. The aim is to strengthen these brands and secure leading positions in its core markets.

SCA is one of Europe's leading producers for retailers' brands. The Group's international presence and knowledge of brand-building provides a solid platform for further growth in partnership with customers. Moreover, the company's cooperation with major international chains, such as Ahold, Carrefour, Aldi and Metro provides an opportunity to develop these relationships, and in partnership with the customer, optimize the entire value chain.

SCA differs from several of its competitors in that it produces proprietary brands as well as retailers' brands. As a result, retailers' demands for a complete product range are met. SCA's product development, consumer surveys and brand expertise also contribute to the retailer's own profiling for customers. In general SCA's profitability for retailers' branded products is fully comparable with own brand products since the cost for consumer advertising is eliminated.

Brands in different product areas

Within SCA's hygiene products operations, proliferation of retailers' brands is greatest in the consumer market, in product areas baby diapers and toilet paper. Here, price sensitivity and brand-switching are considerable. The products have a high degree of maturity, and consumers may select from a wide range of brands. SCA holds a leading position as supplier to retailers' brands throughout Europe in tissue and baby diapers.

Products such as sanitary pads, panty liners and incontinence products are less price-sensitive. Accordingly, to date retailers' brands are much less prevalent in this area. These products depend on quality and function, so there is a high degree of consumer loyalty. In these categories, proprietary brands account for most of SCA's sales.

RETAILERS' BRANDS
Share of total market for hygiene products in Europe


SEK billion
Consumer tissue
AFH tissue
Baby diapers
Feminine hygiene products
Incontinence products
0 10 20 30 40 50 60 70 80
Retailers' brands
Total market

Retailers' brands represent a major share of the tissue and baby diaper segments, while traditional brands are totally dominant in the AFH, feminine hygiene and incontinence segments.

BABY DIAPERS – RETAILER'S BRANDS
SCA's sale in Europe


Volume, index
400
350
300
250
200
150
100
50
0
98 99 00 01 02

SCA's sales of baby diapers under retailers' brands rose sharply in recent years.

(1996=100)

CONSOLIDATION OF THE RETAIL SECTOR


%
Nordic region
Benelux
France
UK
Spain
Germany
US
Italy
0 10 20 30 40 50 60 70 80

The US has a relatively low level of consolidation within retail trade, but there are major differences nationwide. (The diagram shows the market share of the three largest players in each country.)

Increased expertise through advanced printing







Increasingly value-added products through acquisitions.
Profitability affected by a weak market.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Net sales
Operating profit

Operating profit declined 7% to SEK 3,065 M.

OPERATING CASH FLOW


SEK M
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02

Operating cash flow remained strong and amounted to SEK 3,345 M.

SCA supplies US blood centers with thermal protective packaging solutions for blood transports. More than 50% of all blood collected and transported in the US is shipped in SCA packaging.




16613

KEY RATIOS

(SEK M)	2002	Group share, %	2001
Net sales	30,549	35	29,230
of which, intra-Group	268	–	365
Operating cash surplus	4,551	30	4,862
Change in working capital	138	–	1,074
Current capital expenditures, net	–1,329	38	–1,435
Other operating cash flow changes	–15	–	–13
Operating cash flow	3,345	27	4,488
Operating profit	3,065	30	3,286
Operating margin, %	10	–	11
Capital employed	17,690	25	16,288
Return, %	17	–	20
Strategic investments			
– plants	383	14	580
– restructuring expenses	364	63	306
– company acquisitions	1,857	29	3,306
Average no. of employees	20,718	48	20,680

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M 2002	Net sales SEK M 2001	Av. no. of employees 2002
Corrugated board	23,527	22,653	16,352
Containerboard	8,299	8,378	1,766
Protective packaging	2,802	2,234	2,133
Other, incl. intra-Group deliveries	–4,079	–4,035	467
Total	**30,549**	**29,230**	**20,718**

PRODUCED VOLUMES

	2002	2001	Change, %
Corrugated board (Mm^2)[1]	3,984	3,859	3
Kraftliner (000 tons)	698	678	3
Testliner/fluting (000 tons)	1,810	1,727	5

[1] Excluding North American acquisitions.

Production capacities shown on page 75.

DELIVERIES

	2002	2001	Change, %
Corrugated board (Mm^2)[1]	4,029	3,923	3
Kraftliner (000 tons)	694	680	2
Testliner/fluting (000 tons)	1,809	1,730	5
of which, intra-Group[2]	1,395	1,288	8

[1] Excluding North American acquisitions.
[2] Pertains to kraftliner/testliner.

CONTAINERBOARD

Consumption and supply	000s tons
Kraftliner	694
Testliner	791
Fluting	1,018
Own production	**2,503**
Total consumption of liner products	**2,501**
Net sales	**2**

SCA is Europe's leading provider of customer-specific transport and packaging solutions with emphasis on state-of-the-art design and local service close to customer facilities. SCA primarily produces transport packaging but also holds an increasing share of the markets for service and specialty packaging, displays, shelf consumer packages, high-quality micro-fluting boxes and packaging with high-quality printing. SCA is Europe's largest producer of corrugated board and a world leader in customized protective packaging. Products are produced at approximately 260 facilities in Europe, North America and Asia.

Customers range from food companies to retailers and producers of industrial products. SCA produces containerboard such as kraftliner, testliner and fluting. Fresh wood fiber from the Group's own forests in Sweden and recycled fiber recovered mainly by SCA paper collection facilities across Europe and through external procurement are used as raw materials.

The past year

The year was characterized by low growth in demand, except for the stable fast-moving consumer goods (FMCG) market. The industrial segment displayed low demand due to the weak business climate.

Recovered paper prices fluctuated strongly as a result of sharply rising export demand in the spring, which fell after the summer, however. The trend for kraftliner was stronger than for testliner.

The acquisitions of the German packaging company Stabernack and Bertako of Spain reinforced SCA's position in packaging with advanced printing.

A recovery was noted in North America at the beginning of 2002. However, a certain weakening occurred toward year-end.

The efficiency enhancement program, which among other effects resulted in the closure of three larger facilities in the UK and Denmark, produced savings of approximately SEK 190 M.

Operating profit declined 7% to SEK 3,065 M.

Market

Primary packaging is intended to be marketed and sold with the product and can comprise, for example, corrugated board, cartons, glass jars or PET bottles. Transport packaging, the segment in which SCA is mainly active, is intended for use in the shipment and protection of goods. The market in Europe is estimated at about SEK 200 billion. The border between these products is becoming increasingly fluid, since transport packaging is being used to a greater extent directly in the stores and, as a result, fulfills the function of primary packaging.

Transport packaging is primarily made of corrugated board, plastic and wood. Corrugated board is the dominant packaging material, with 60% of the market. In recent years, the strongest growth has been in plastic, although this trend appears to be waning with retailers returning to corrugated board packaging. Transport packaging is projected to grow 3–4% annually during the years immediately ahead. Growth is driven by factors such as the gross national product, industrial activity and retail sales.

SCA's strategy

SCA shall be the leading supplier of complete packaging solutions and shall sell a function rather than a product. In addition to manufacturing high-quality packaging, this entails offering complete logistics and service solutions, including the packing of the actual product, special fittings inside packages and other, related services that the customer may require.

The target is to grow at a rate of 10 to 15% annually. This partly involves acquisitions and SCA is participating actively in the consolidation process taking place in the European corrugated-board market. SCA also intends to increase its share of value-added products and to offer global service to multinational customers.

SCA mainly offers packaging solutions based on corrugated board. In the area of protective packaging, how-

THE EUROPEAN PACKAGING MARKET



Other 6%
Transport packaging 21%
Primary packaging 73%

SCA is mainly active in the transport packaging segment, which accounts for 21% of the market.

TRANSPORT PACKAGING (TYPES OF MATERIAL) IN EUROPE



Other 9%
Corrugated board 62%
Wood 10%
Plastic 17%
Solid board 2%

Corrugated board is the most common transport packaging material. It is also SCA's predominant packaging material, although protective packaging is produced in several different materials.

SCA's PRODUCT PORTFOLIO



Merchants/Services 11%
Conventional 61%
Heavy Duty 4%
Cushioning/ Protective 12%
Primary 12%

Conventional packaging continues to dominate, but SCA's ambition is to expand in the other value-added segments.





High-quality printing on packaging is becoming an increasingly important marketing tool. Stabernack and Bertako, two companies acquired during the year, both specialize in sophisticated printing.



ever, SCA employs a material-neutral approach. Complex, multi-material solutions offer protection for fragile goods during transit and storage.

Strategic investments

In early 2002, SCA reinforced its operations through the acquisition of two protective-packaging companies in the US.

Polyfoam Packers Corp., with sales of SEK 230 M, produces high-quality products for the transportation of temperature-sensitive products such as pharmaceuticals and blood components. The Mid-Lands Chemical Company Inc., with sales of approximately SEK 110 M, produces artificial ice and other thermal elements mainly sold to pharmaceutical and diagnostic companies. The acquisitions amounted to SEK 230 M and SEK 175 M, respectively.

SCA also took over the French packaging company AR Fegersheim. The company conducts converting and printing operations, which complements SCA's other operations in the segment.

During the summer, SCA acquired the German, family-owned packaging company, V+D Stabernack (Fulda Verpackung+Display Jr Partner) for SEK 1.2 billion. Stabernack's operations, with sales of SEK 1.5 billion, focus primarily on high-quality print packaging. Stabernack has four integrated corrugated box plants in Germany and five more independent conversion and service units in Germany, the Netherlands and Poland.

SCA also acquired the Spanish packaging company Bertako for SEK 160 M. Like Stabernack, Bertako's production focuses on packaging with advanced printing, primarily made of micro-fluting.

In the US, the protective packaging company Packaging Resources was acquired for SEK 56 M. This company produces customized packaging, primarily for the electronics industry.

During the year, SCA sold its 51% holding in the German packaging company Zewathener since the operations could not be naturally integrated into SCA's packaging business.

DEMAND FOR CORRUGATED BOARD BY END-USER IN EUROPE


Other 10%
Food products, processed 17%
Business-to-business 31%
Beverages 9%
Fresh food products 14%
Consumer durables 13%
Other nondurable goods 6%

Food packaging in various forms represents nearly half the end-uses of corrugated board packaging.

ANNUAL PER CAPITA CONSUMPTION CORRUGATED BOARD


kg/capita
120
100
80
60
40
20
0
US
Japan
Western Europe
Oceania
Latin America
Rest of Asia
Eastern Europe

The prosperity and GDP of a country are closely linked to the consumption of corrugated board.

CORRUGATED BOARD



Market

The European corrugated board market is valued at approximately SEK 160 billion. Deliveries in Western Europe increased approximately 1% based on volume during the year, which was in line with the economic growth. The market is driven by the overall economic situation and by private consumption. A strong increase in demand is occurring in China, Southeast Asia and Eastern Europe, in pace with the region's economic activity.

Certain segments grow faster than the corrugated board market as a whole. Over the past years, industrial packaging has had an average annual growth of 3–4%, micro-fluting has grown 4–5% and display packaging 3–4%.

Customers demand fast and reliable delivery, which means that packaging must be produced locally, near the customers' own facilities. In addition to product protection, packaging must be optimally designed for storage, transportation and the marketing of products.

Increasingly, packaging customers need complete logistics solutions from their suppliers, by which the packaging provider has to analyze the customer's needs along the total supply chain to the final consumer.

Since transport packaging is increasingly used directly in stores, demands on design and packaging that sells are increasing. At the same time, the sales of goods being made via the Internet is increasing and in such cases, the packaging function is more important than appearance.

The corrugated board industry in Europe comprises more than 500 companies, with the five largest producers holding nearly 45% of the market.

SCA's strategy and market position

SCA is Europe's largest corrugated board supplier. SCA offers its customers "more than a box." By understanding the needs, requirements and trends of corrugated packaging and by participating throughout the supply chain, SCA adds value for manufacturers, retailers and consumers. One of SCA's strengths is offering comprehensive geographical coverage and a broad range of packaging products. SCA also has the advantage of being self-sufficient in containerboard.

SCA is focusing its expansion on fast-growing segments of the market, namely packaging for industrial goods and specialty products. Packaging for industrial goods includes boxes for bulk chemical products to valuable automotive parts. Packaging for specialty products includes mainly point-of-sale packaging units with advanced printing for products as diverse as mobile phones, consumer electronics, household products, washing tablets, wines and liquors, or perfumes.

SCA has a European network of designers who represent a valuable resource. The ambition is to work as closely with customers as possible in order to understand their special needs. During the year, the design process resulted in a number of awards. The all-purpose box "Send me," display packaging for UK confectionery manufacturer Cadbury and display packaging for Nestlé in the UK are some examples of prize-winning packaging from SCA.

During 2002, a new corrugated board plant was opened at Värnamo in Sweden, offering customers a broad range of products and services.

Efficiency improvement and consolidation of operations resulted in the closure of two corrugated board plants in the UK and one in Denmark, as well as smaller units in Finland, Germany, the Czech Republic and the UK.

SCA maintains a number of e-commerce services to improve customer service. "Smart by SCA®" is an example where production planning is improved through the integration of SCA and customer data systems. These programs enable considerable cost savings while optimizing deliveries and minimizing stock levels.

PROTECTIVE PACKAGING



Market

Protective packaging cushions and stabilizes a diverse assortment of consumer and industrial products during transit and storage. It is also used to maintain the correct shipping temperature for certain products throughout the distribution network, such as pharmaceuticals or food. Various types of materials are used in protective packaging, including molded and fabricated foam plastics, corrugated board, wood and thermoformable plastics. In addition gel ice, a thermal shipping component, is utilized in the protective packaging market for temperature assurance applications. The estimated value of the protective packaging market in the US is SEK 21 billion.

During 2002, high technology and telecommunications companies worldwide were impacted by a sluggish economy, and many companies moved production to Asia, particularly China.

Packaging producers comprise small companies in local markets. Today's customers are demanding global suppliers who are located where they do business. They are also looking for vendor consolidation, particularly in the thermal packaging sector. Pharmaceutical companies value "one-stop shopping" suppliers who can deliver engineering and testing services and various temperature assurance products.

SCA's strategy and market position

SCA is one of North America's leading companies in customized protective packaging, and the company also offers protective packaging solutions in Europe and Asia. Function, rather than material, is the key in designing custom protective packaging solutions. SCA foresees further potential for expansion in the US, particularly in the segment of temperature assurance packaging. There is also expansion potential in Asia, primarily in China.

SCA's sales of protective packaging in the North American market corresponds to SEK 2.8 billion. In addition, there are the protective packaging operations in Europe and Asia of approximately the same size. The company is active in the high-technology, pharmaceutical/medical, consumer electronics, appliance, automotive and building segments and serves more than 5,000 customers, mostly in the US. The pharmaceutical/medical sector accounted for 10% of sales in 2001, but rose through a number of acquisitions to 24% percent in 2002.

SCA has a protective packaging network covering North America, Europe and Asia, which provides seamless service to global customers. SCA's ambition is to further increase its global presence. In the US, SCA has design and production facilities located strategically across the continent, in close proximity to customers.

CONTAINERBOARD

Market

The paper component in corrugated board packaging, containerboard, is a global product traded to a certain extent on world markets.

The five largest European producers of containerboard account for 44% of the capacity in Western Europe.

For kraftliner there was a global balance in demand and slightly increased prices. Testliner and fluting have been affected by strong fluctuations in raw-material prices during the year.

SCA's strategy and market position

SCA is one of Europe's leading producers of containerboard, with two kraftliner mills in Sweden and eight testliner mills elsewhere in Europe. The Group achieves synergies by maintaining control over the raw material, thereby resulting in less exposure to price fluctuations in the market and more efficient production.

SCA produced 2.5 million tons of liner and fluting in 2002 with corrugated board operations' consumption of containerboard amounting to 2.5 million tons. Thus the Group's production of containerboard and its inhouse requirements are in balance.

SCA adapts containerboard to developments occurring in corrugated board, which means increased demand for paper with low weight and high printability. Among other effects, this has resulted in improved product quality and a rebalancing toward lighter grades and white-top products that are increasingly demanded. SCA is also working on an ongoing basis to improve its degree of service, including a vendor inventory management system that responds to customer containerboard needs.

Recovered paper

SCA consumes about 3.8 million tons of recovered paper annually. Approximately 1.4 million tons are collected and sorted by wholly or partly owned SCA companies, 0.6 million tons are purchased, mainly from retailers and municipalities, and 2.6 million tons are purchased from various recovered paper wholesalers. To ensure raw-material supply, SCA handles more paper than is consumed by its industries, and excess quantities are sold externally. Integration of raw materials guarantees delivery at the right time and quality and reduces exposure to sharp price fluctuations.

Packaging operations consume most of the recovered paper used in the Group, more than 2 million tons annually. Tissue production in Europe and North America accounts for about 1 million tons. About 0.6 million tons of recovered paper are used for production of publication paper, mainly newsprint.

CORRUGATED BOARD COMPETITORS – EUROPE (production capacity)



Mm²
SCA
Jefferson Smurfit
Kappa Packaging
International Paper
DS Smith
Mondi
SAICA
Otor
Rossman
Bauernfeind
0
1,000
2,000
3,000
4,000
5,000

SCA has Europe's largest capacity for production of corrugated board.

CONTAINERBOARD COMPETITORS – WESTERN EUROPE (production capacity)



Thousand metric tons
Jefferson Smurfit
SCA
Kappa Packaging
SAICA
Palm
DS Smith
Bauernfeind
Otor
M-Real
Emin Leydier
0
500
1,000
1,500
2,000
2,500
3,000

SCA has the second-largest capacity for production of containerboard in Europe.

Weakening market for forest products







Successful start-up in Laakirchen and important product launches.

NET SALES AND OPERATING PROFIT


SEK M
SEK M
15,000
12,500
10,000
7,500
5,000
2,500
0
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Net sales
Operating profit

Operating profit declined 33% to SEK 1,986 M.

OPERATING CASH FLOW


SEK M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

Operating cash flow amounted to SEK 2,541 M.



Demand for publication papers was low due to weak economic conditions and a declining advertising market.

KEY RATIOS

(SEK M)	2002	Group share, %	2001
Net sales	13,551	15	13,556
of which, intra-Group	1,801	–	1,958
Operating cash surplus	3,177	21	4,184
Change in working capital	54	–	–186
Current capital expenditures, net	–675	19	–875
Other operating cash flow changes	–15	–	–13
Operating cash flow	2,541	20	3,110
Operating profit	1,986	19	2,976
Operating margin, %	15	–	22
Capital employed	14,551	20	13,544
Return, %	14	–	20
Strategic investments			
– plants	1,769	63	340
– restructuring expenses	35	6	13
– company acquisitions	20	0	206
Average no. of employees	3,685	8	3,608

NET SALES AND AVERAGE NUMBER OF EMPLOYEES

	Net sales SEK M		Av. no. of employees
	2002	2001	2002*
Publication papers	7,157	7,850	2,024
Pulp, timber and solid wood products	7,663	7,209	1,629
of which, intra-Group	–1,269	–1,503	–
Total	**13,551**	**13,556**	**3,653**

* Excluding staff functions.

PRODUCED VOLUMES AND DELIVERIES

Produced volumes, tons	2002	2001	Change, %
Newsprint*	538,000	539,000	0
SC paper	375,500	327,000	15
LWC paper	335,500	382,000	–12

* Including SCA's share in Aylesford Newsprint Ltd. (50%).

Deliveries, tons	2002	2001	Change, %
Newsprint*	541,500	524,000	3
SC paper	367,000	322,000	14
LWC paper	333,500	374,000	–11

* Including SCA's share in Aylesford Newsprint Ltd (50%).

Solid wood products	2002	2001	Change, %
Produced volume, m^3	714,000	651,000	10
Deliveries, m^3	720,000	656,000	10

Production capacities shown on page 75.

WOOD CONSUMPTION AND FELLINGS

million m^3 fub	2002	2001
Consumption		
– SCA's Swedish units	6.1	5.9
Fellings		
– on own forestland	3.5	3.5
– as a % of wood consumption	57	59

SCA produces publication paper, pulp and solid-wood products for customers primarily in Europe. Investments are intended to enhance the efficiency of operations. The responsibility for supplying the Group's Swedish industries with wood raw materials, primarily from SCA's own forests, lies within Forest Products. Responsibility also includes the Group's transport and logistics.

The past year

The year was characterized by slow economic growth and weak demand for publication papers and pulp, which led to pressure on prices. At the same time, improved demand was noted for solid-wood products. Operating profit declined 33% to SEK 1,986 M.

A new publication paper machine was started up in Laakirchen, Austria during the year, and several important new products were introduced. Concurrently, savings program were implemented in the entire operations.

SCA's strategy

SCA has well-invested industrial units focused on the highest quality segments within their respective product areas. The forest products operations supply pulp for the Group's own production of publication paper, packaging and hygiene products. The operations form the backbone of the SCA Group's fiber flow and fiber know-how, serve as a substantial generator of cash flow and are essential to reduce exposure to sharp changes in raw material prices.



SCA supplies publication papers for the Swedish, Norwegian and British editions of the fashion magazine *Elle*. *Stern* of Germany, *Tele-Loisir* of France and *Donna Moderna* of Italy are examples of other magazines printed on paper from SCA.



PUBLICATION PAPERS

Market



The European market for publication papers is valued at more than SEK 100 billion. Newsprint accounts for approximately 40%, while other coated and uncoated publication papers (LWC and SC) account for the remainder. Customers consist of newspaper and magazine companies with their own printing plants, which are often combined with commercial printing of other publications, as well as printing plants that work exclusively with external assignments.

Magazines and daily newspapers are dependent on advertising revenues, which, in turn, are linked strongly with economic conditions. The year was characterized by weak economic conditions and a declining advertising market, which reduced the number of pages in many newspapers and magazines. At the same time, lower profitability forced publishing companies to cut back on supplements, move toward less expensive paper grades and exercise greater restraint in new product launches and investments. This led to weaker demand, while production capacity for coated publication paper in particular was increased. Better balance was noted between supply and demand for uncoated publication paper and newsprint.

The publishing industry is undergoing a process of consolidation through acquisitions and mergers. There is a growing trend toward fewer, larger and increasingly global publishing houses and newspaper publication companies. This places new demands on paper suppliers as publishing companies demand a broader product offering and larger volumes from their suppliers.

SCA's strategy and market position

SCA concentrates mainly on newspaper and magazine publishers, particularly in Europe, with high demands on product quality and delivery reliability. In many cases, publishers request paper grades adapted for specific publications, which strengthens the bond between SCA and the customer. This also means that the former division into a few, clearly defined publication paper grades has been replaced by a number of publication paper products with varying properties. Product development work is conducted in cooperation with customers as well as manufacturers of printing presses, printing ink and other key components of the printing process. SCA developed several products during the year that were received favorably by customers – including GraphoNova, an uncoated, high-quality paper grade, GraphoBright Crystal, an improved newsprint for the highest quality segment, and GraphoCote, a coated publication paper that offers improved quality. Combined with high productivity and cost-effective production, this strategy has made SCA one of the most competitive publication paper suppliers in Europe.

Efforts to develop new publication paper products that meet specific customer requirements have been supported by a determined brand strategy to market the products.

SCA adjusts production to the prevailing order situation. Consequently, curtailments were implemented during the year for both coated publication paper and newsprint.

The new paper machine in Laakirchen, Austria, was placed online during the year, well ahead of schedule. The machine rapidly achieved high production levels and full quality. The new machine has increased the Laakrichen paper mill's uncoated publication paper capacity by a net of 150,000 tons a year and complements SCA's offering of coated and uncoated grades for offset and gravure printing. SCA's competitiveness as a supplier of publication paper has been strengthened, accordingly, since several of the major publishing companies demand large volumes and a complete product range from their suppliers.

The Ortviken paper mill has improved its productivity and increased production during recent years, without investments in new paper machines.

SCA's PRODUCT PORTFOLIO


Other 8%
Newsprint 20%
Pulp 11%
Timber 18%
LWC paper 17%
Solid-wood products 10%
SC paper 16%

Publication paper accounts for 53% of Forest Products' sales.

CONSOLIDATION OF PUBLICATION PAPER MARKET – EUROPE 1980–2002


%
100
80
60
40
20
0
-80
-90
-02
-80
-90
-02
-80
-90
-02
Newsprint
LWC
SC

The diagram shows the market shares of the five largest players in Western Europe. Consolidation is more extensive in Europe than in North America and Asia.

PUBLICATION PAPERS COMPETITORS – EUROPE


Thousand tonnes
UPM-Kymmene
Stora Enso
Norske Skog
Myllykoski
Holmen
SCA
Burgo
M-Real
Palm
Bridgewater
0
2,000
4,000
6,000
8,000

SCA is not among the largest players in publication papers, but focuses on product quality, cost-efficient production and efficient logistics. Figures show the companies' capacity in Europe.



The US is one of SCA's markets for solid-wood products, mainly products for the DIY market.

A new refiner and a new coating line were placed in operation during the year, thereby contributing to further improvements in product quality.

In the UK, Aylesford Newsprint produces newsprint from 100% recycled paper. SCA owns 50% of the British company.

BRIEF FACTS, PUBLICATION PAPERS

	2002	2001
Net sales, SEK M	7,157	7,850
Operating surplus, SEK M	1,806	2,585
Operating profit, SEK M	1,014	1,818
Gross margin, %	25	33
Operating margin, %	14	23
Deliveries, 000 tons	1,242	1,220
Average no. of employees	2,024	1,843

PULP, TIMBER AND SOLID-WOOD PRODUCTS

Market

The market for bleached softwood kraft pulp (NBSK) in Western Europe amounts to 5.6 million tons, or about SEK 26 billion. The largest customers are non-integrated producers of paper and hygiene products. The market for kraft pulp is global. Volumes delivered between continents are sufficiently large that price differences in different regions balance out. The year 2002 was characterized by imbalance between supply and demand, which resulted in lower prices for kraft pulp.

The Western European market for solid-wood products amounts to slightly more than SEK 100 billion, or 75 million cubic meters. The European sawmill industry is dominated by a large number of small and mid-size mills. The five largest suppliers account for a combined total of about 20% of the European market.

Demand for solid-wood products increased gradually during the year. Consumption in the largest markets – Europe, North America and Japan – remained stable. Supply levels declined marginally, however, due in part to reduced raw material flows from Russia. The resulting improvement in the balance between supply and demand has stabilized the market.

Major customer groups are wood-processing companies and joineries as well as building-product wholesalers and building-supply centers.

The market for timber is becoming increasingly international. During the past decade, continuous growth in cross-border timber trading has been noted in the Baltic region. During recent years, exports of sawn logs to the Nordic region from Russia and the Baltic countries have increased. This area of timber trade now seems to have peaked, however. Stronger demands are being placed by Russia, in particular, to refine a higher percentage of raw materials in the home country. Accordingly, costs for timber imports in the Nordic region are increasing.

SCA's strategy and market position

The chain leading from the forest, via sawmills and pulp production to publication papers offers considerable opportunities to take advantage of synergies. SCA's vast forest holdings generate raw material that is suitable, to varying degrees, for wood, pulp and paper products. The sawmills generate significant amounts of pulp feedstock and pulp, in turn, is a key ingredient in paper production.

SCA produces totally chlorine-free (TCF) bleached kraft pulp at Östrand pulp plant, Sweden. Production of hardwood pulp was discontinued during the year, and production in Östrand is now concentrated exclusively on bleached, softwood kraft pulp, which creates advantages in terms of both productivity and product quality. Most of the plant's production is used for SCA's own manufacturing of publication papers and hy-



giene products, but a certain percentage is also sold externally. Product development at Östrand is focused on adapting the pulp grades produced as closely as possible to the finished products for which they are intended. Kraft pulp, for example, is provided different properties needed to meet the demands that arise during the production of publication papers, packaging and tissue through selection and refining processes.

Each step in forestry operations generates a positive cash flow – felling in the forests for sawlogs and pulpwood, logs that are sawn and sold, as well as sawmill chips that becomes raw material for pulp and paper production.

SCA's principal markets for solid-wood products are the Nordic countries and the rest of Western Europe, Japan and the US. Production is focused mainly on visible wood, which comprises wood products for the manufacture of furniture, joinery products, panel and other interior furnishings and fixtures.

SCA reached a decision towards the end of the year to acquire the sawmill plants from the jointly owned Scaninge Timber. As a result, SCA's sawmill operations will become the largest in Sweden and the fourth largest in Europe, offering good potential to develop products and product concentration that will further strengthen the Group's competitiveness and profitability.

With seven sawmills* and a substantial planing capacity, SCA is able to offer customers reliable supplies of wood products prepared specifically for each customer's wood-processing requirements, thereby enabling customers to focus on their core business activities. Investments in the Swedish sawmills in Bollsta, Munksund, Rundvik and Vilhelmina have further increased SCA's capability to manufacture products specially adapted for wood-processing companies and building-supply stores.

SCA's large forest holdings provide an important base for a stable flow of raw materials to the Group's industries in northern Sweden, which as a result receive raw materials of the right quality at a low cost. The Group's secure supplies of raw materials have become an increasingly important advantage, since competition for raw materials has intensified throughout the entire Baltic region. Its control over raw material flows is critically important in view of SCA's operations and development within product areas in which raw material quality is extremely important, for example coated publication papers that offers magazine printing quality and pinewood joinery timber, in addition to bleached kraft pulp for specific products.

Rationalization and efficiency improvements in felling and silviculture continue to hold costs at a low level.

SCA's transport and logistics operations include the three special vessels that were extended in 2001. The increase in transport capacity has been utilized fully, and the effective transport system is also attractive to external customers, which has been reflected in the growing percentage of return cargo shipments.

*Including Scaninge's sawmill operations.

BRIEF FACTS, PULP, TIMBER AND SOLID-WOOD PRODUCTS

	2002	2001
Net sales, SEK M	6,394	5,706
Operating surplus, SEK M	1,203	1,526
Operating profit, SEK M	972	1,158
Gross margin, %	19	27
Operating margin, %	15	20
Deliveries, solid wood products, km^3	720	656
Average no. of employees	1,629	1,519

MARKET PULP

Consumption and supply	000s tons
Total consumption	1,470
Own production	710[1]
Net exposure	**760**

[1] Östrand and Mannheim.

IT – vital to operations

Information technology, or IT, is an important component for providing SCA's products with higher values.

A simple roll of toilet paper does not contain any information technology when it reaches the end-consumer's bathroom, but IT helps make sure the product is always there when it's needed. Throughout the entire production process, the roll of paper has been surrounded by IT. It might have been ordered by a local retailer from an electronic marketplace via the Internet. Its production process was planned in SCA's business system, which connects all of the Group's different computer systems. All production planning is optimized with the help of a tool that minimizes lead times and contributes to lower costs for longer production series. Supported by electronic systems, the roll of toilet paper was then stored and delivered to the retail sales outlet where it was purchased.

Approximately 20,000 computers in the SCA Group are connected to form a global network designed to create an effective business system that provides customers with products in the most cost-effective manner. About 500 IT employees service the Group's computers to ensure that all systems are constantly up and running.

Efforts were continued during the year to harmonize the business processes, and modern business systems were installed in several companies. In the Nordic region, a project was conducted to minimize the paper flow from invoicing routines. The conversion to electronic processing instead of paper reduces both processing time and costs.

In packaging operations, SCA introduced a number of IT tools to increase the effectiveness between SCA and customers throughout the entire business process, such as design, cataloguing, electronic purchasing and inventory management. These IT-based processes reduce lead times in the development phase and, in turn, customer costs.



Within forest products, SCA uses geographic information systems (GIS) in planning forest management, felling operations and nature conservation. Sophisticated, partly wireless, data systems are used to control the flow of timber from the forest to the plant to ensure that the high demands for raw material quality and reliable supply are met.

E-commerce

Electronic commerce is extremely important to SCA. The company works extensively with EDI (Electronic Data Interchange), a well-established standard for electronic business transactions. During the year, several electronic marketplaces were also created on the Internet for business transactions, and SCA is playing an active role in the development of an electronic standard for paper trading activities (PapiNet).

Faster decision-making data

To provide SCA's management with the highest quality financial data as quickly as possible, SCA has introduced a new financial consolidation system. The system is based on a real-time database to which all units report simultaneously via SCA's global network. In the past, reporting procedures were managed with the help of e-mail and file transfers.

IT security

Work focused on IT security is a continuously ongoing process within SCA. The Internet and all connections to the worldwide web increase the need for protection against unwelcome e-mail (spam), data viruses and hackers. As part of efforts to combat these problems, the Group has introduced new routines for scanning e-mail and network protection systems. SCA also works with a security system (PKI) for validation and encryption of e-mail, for example, both within the company and external. EU has issued a directive declaring that all e-commerce activities should be able to handle validation and encryption by 2004.

Internet and the Web

The Internet has become a very important communications channel between the company and all of its business interests. SCA has a number of websites that present corporate information, product information, product services, sales and purchasing. SCA launched several other websites during the year.

The Group's website, www.sca.com, has continued to attract visitors, with the number of unique visitors amounting to about 100,000 per month. During the year, the *Financial Times* named www.sca.com as the best website in Europe, in competition with 500 major European corporations.

R&D for the future

Approximately 830 employees in the Group are involved in research and development, with the majority working in product development.

Central costs for research and development in the business areas in 2002 amounted to approximately SEK 650 M, of which most within the hygiene operations. In addition to this, development work amounting to about SEK 220 M was carried out. The central units are characterized by materials and technology development and research, while local units work with product development, often in direct cooperation with customers.

Research results are often protected by patents, particularly for hygiene products. During 2002, SCA applied for 65 patents that involved the work of a large number of researchers. The number of patent applications was lower than the preceding two years as a result of changes in the strategies that govern SCA's patent activities.

Some of the Group's research work is conducted externally, partly to support various goal-specific research projects but also to promote new research in areas of interest to SCA. Research is conducted mainly in the Nordic region, where one example is focused on fiber-related research at the Mid-Sweden University in Sundsvall, Sweden. Other research is more internationally distributed. An important objective of external research is to support the supply of skilled engineers in the Group.

Hygiene Products

Within hygiene products, demands are placed on a high rate of innovation and, consequently, product development is the focal point of R&D activities. In many cases, however, this is integrated closely with process development.

In the institutional sector, an improved incontinence protection product for men has been developed, in addition to development of a mild incontinence product based on the pant diaper concept.



Within tissue, a new process for embossing has been developed, another example of how product and process development go hand-in-hand.

Several projects focused on de-inking recycled fiber for AFH tissue have been conducted in close cooperation with production at Lilla Edet in Sweden. All of the projects are related to investments in production equipment.

In the feminine hygiene products area, products with additives comprising germ cultures have been developed. The objective is to prevent the growth of pathogenic bacteria.

SCA's research departments in Europe and North America conduct cooperation projects focused on tissue and other areas. Dispensers have been assigned the highest priority, and project groups are working together to utilize their collective skills and expertise to develop new products.

Packaging

R&D in packaging operations consists of a smaller, central unit and a large number of local centers for development activities conducted in close cooperation with customers. The local centers concentrate on the end-product, the packaging, while activities at the central units are focused on containerboard raw materials and processes.

Within what is referred to as intelligent packaging, boxes are being made interactive. This might be a pressure-sensitive picture printed on the packaging. Then something interesting could happen when the picture was touched, such as revealing a secret message. These kinds of applications are being requested by the toy industry, among other industries.

Within processing operations, a pilot model of a new concept that leads to higher productivity and strength in the production of liner has been developed. The results are promising and SCA now plans to implement a full-scale version of the model.

Forest Products

R&D is concentrated on the development of new products and efforts to optimize raw material flows.

The launch of GraphoNova, a new uncoated, high-quality publication paper, was the result of development work conducted in conjunction with the start-up of a new paper machine in Laakirchen, Austria. The paper combines such properties of uncoated and coated paper as high opacity and brightness.

At Östrand and Ortviken work is carried out to optimize the choice of the right fiber for the right product. As a result of this work, for example, determinations on which parts of a tree are best suited for production of publication paper or tissue can now be made while the tree still grows in the forest.

NUMBER OF PATENT APPLICATIONS

1998	1999	2000	2001	2002
77	60	93	96	65

Sustainable development

SCA's policy emphasizes the company's financial, environmental and social responsibilities and its focus on sustainable development. To support these objectives, SCA has established a task force to further concentrate the Group's activities on sustained development.

Other important aspects of the policy include the reuse of renewable and recyclable raw materials and evaluations of the environmental impact of the company's products. The core element in the ethical and social values that control SCA is the well-being of its employees. Information on SCA's environmental and social initiatives must be easily accessible and all communications should be open.

The company's products and operations are part of the closed-loop society. SCA's products consist almost exclusively of renewable material such as wood, wood fiber and recycled fiber that is used in new products or as fuel to generate energy. The closed-loop philosophy, combined with SCA's sustainability policy, is the core of SCA's strategy.

In the social sphere, SCA conducts several programs to prevent accidents at all workplaces and imposes total bans against all forms of discrimination.

SCA's environmental and social work has been recognized by a number of fund managers. For the fourth consecutive year, SCA was included in the Dow Jones Sustainability Group Index, which is based on a global survey that ranks 2,000 companies in 33 countries. SCA is also included in the British FTSE4GOOD index. These indexes appraise the ability of companies to combine financial growth with successful environmental programs to create sustainable growth. Each company's sense of responsibility for social issues is also taken into consideration. SCA is also included in several environmental mutual funds in Europe and the US.

Environmental certification

Certification is an important external evaluation of a company's environmental work. Most of SCA's paper mills are certified in accordance with ISO 14001 (the international standard for environmental management systems) or registered in accordance with the European Union's eco-management and environmental audit system (EMAS).

Group forestry operations are also certified in accordance with ISO 14001, and its management of wholly owned forest holdings is certified in accordance with Forest Stewardship Council (FSC) criteria. As a result, SCA now offers FSC-certified pulp and paper products and solid-wood products – products that reflect increasing demand. SCA is one of the few companies in the world that can offer FSC-certified paper products based on totally chlorine-free pulp (TCF).

The closed-loop concept is also a hallmark of SCA's energy utilization. SCA prioritizes the use of renewable energy in the form of biofuels, co-generation of electricity and heat, and the production of electrical power based on piped natural gas. By-products of production based on wood and wood fiber are used as biofuel instead of being deposited in landfills as waste, in addition to their utilization as replacements for fossil fuels. Several projects now being conducted in the Group will increase the proportion of biofuel in energy production. Three new biofuel-fired boilers for SCA's operations in Sweden will reduce the company's oil consumption by slightly more than 50,000 cubic meters a year, corresponding to nearly one-third of the Group's total consumption. These investments are part of SCA's measures to fulfill its environmental goal to reduce fossil CO_2 emissions and waste deposited in landfills. In one of the biofuel-fired boilers, fiber-based landfill waste will also be recycled and used as fuel.

SCA's investments in machinery and plants are intended primarily to increase production, improve product properties and reduce production costs. These investments, in turn, often generate beneficial environmental effects. In addition, SCA carries out substantial investments every year to meet legislation demands, protect the environment and increase its energy consumption efficiency. A total of SEK 1.8 billion has been invested over the past five years for this purpose – for example, the aforementioned investments in new biofuel-fired boilers. Every year, about SEK 70 M is invested in nature



SCA conducts business activities on six continents and is expanding its operations in Asia, among other regions. When new Group companies are acquired, the Group introduces its guidelines for health and safety in the workplace.

conservation measures applied in forestry activities.

Inventories of production sites to investigate the possible need for clean-up measures have not revealed any reason to plan for more than limited future costs for the Group.

Social responsibility

SCA places great emphasis on social responsibility and strives to be an attractive employer in all markets where the Group conducts business operations. Its personnel policy stresses health, safety, training and balance between work and leisure time – all of which employees need in order to perform well. The Group has a responsibility to provide a safe and nondiscriminatory work environment.

Workplace safety is an employer's responsibility, and it has been assigned the highest priority at all SCA plants. Over the past few years, SCA has acquired many companies of varying size and background. In several cases, the numbers of accidents and incidents at the acquired units were higher than at SCA's own units. In these acquired companies, SCA has established its safety-oriented philosophy in combination with standardized safety procedures and a reliable reporting method.

The reports indicate that a small number of SCA units accounts for a disproportionately large percentage of accidents. Special programs of corrective measures implemented during recent years have shown good results. The number of accidents and incidents per 100 employees in the SCA Group declined by approximately 20% between 1999 and 2002.

Training

SCA offers a variety of training programs for employees in all parts of the world. The programs include advanced technical education courses, leadership and business development training and other forms of further education and skills upgrading in different areas of the Group's operations. During recent years, a large number of SCA employees have attended a comprehensive environmental training program. External entrepreneurs contracted for felling operations have also undergone training programs that enable SCA to ensure that felling operations are conducted in accordance with the FSC environmental certification system.

Interaction with the community

SCA maintains a continuous and open dialogue with various interest groups in the community, such as universities and research groups, non-profit and political organizations, customers and suppliers, public authorities, representatives of the financial community and other interests.

In the academic world, SCA conducts close cooperation with various research centers in areas such as product development, the environment, logistics and IT. During 2002, SCA initiated funding of a professorship in international and strategic corporate management at the Stockholm School of Economics. The cost amounts to SEK 25 M paid over three years and is included in the school's new MBA course. SCA also actively supports local organizations engaged in not-for-profit recreational and cultural activities.

Discussions with organizations that represent social and sectoral interests are important as SCA expands globally. SCA also maintains dialogues with environmental organizations in issues concerning biodiversity and forest conservation.

Consumption of raw materials	
Wood/chips (Mm^3)	8.2
Felling from own forests (Mm^3)	3.5
Net purchases (Mm^3)	**4.7**
Recovered paper (Mton)	3.8
Fossil fuels (TWh)	12.0
Purchased electricity (TWh)	5.0

This is a brief summary of SCA's environmental and social programs. More information is provided in the Group's Environmental Report for 2002, which can be ordered by e-mail from creabiz@skynet.be or by fax +32(0)2 347 58 24. The report can also be read/ordered on SCA's website: www.sca.com

Diversity enhances creativity

SCA's workforce of nearly 44,000 employees, combined with personnel added through acquisitions and recruitment programs, comprises a key resource for the Group.

Profitability and diversity

SCA's value growth is linked strongly with the Group's success in attracting, retaining and developing good leaders and other employees. In addition to normal internal and external recruiting for management supply, new employees provided by acquired companies also play an important role, and many individuals employed by acquired companies have been offered strong development potential in SCA's larger organization. Accordingly, SCA's ability to integrate new business activities in the existing organization has been critical.

SCA has employees and customers in more than 40 countries on six continents. It is strategically important to make the best possible use of the potential that lies in the cultural diversity represented by the Group's employees. Concurrently, diversity issues create greater interest among the Group's business interests. SCA believes that greater diversity is a major asset that enhances creativity, productivity and innovative skills within the company. As a result, the recruiting process – which goes beyond management supply programs – is becoming an important strategic tool for the achievement of SCA's growth targets.

Women account for only 24% of Group employees, and the percentage of women in more senior positions is even lower. The percentage of women accepted into the Group's various trainee programs is about 50%, however, and among the Group's approximately 4,600 college and university graduates the proportion of women is higher than the overall Group average.

One way to increase diversity is to create better conditions for under-represented or new groups of employees to be integrated in the organization and offered developmental job assignments.

At the end of 2001, SCA's management appointed a task force that sub-



mitted a report in 2002 containing a number of concrete proposals for various measures that would support efforts to achieve a higher degree of diversity. The proposals include action programs to increase general awareness of how diversity contributes to higher values, measures to improve recruitment processes with due consideration for diversity and changes of a more organizational character, such as flexible working hours, incentive systems and mentor programs.

Recruitment

SCA recruits several thousand new employees in all parts of the world every year to replace employees who leave the company, retire or to cover the Group's expansion requirements. A general trend reflects higher demands on skills and competence levels, and, as a result, the percentage of employees with college and university degrees has increased from 5% in the beginning of 1990s to 10% today.

In view of demographic changes and other factors, the competition for highly trained personnel has increased. It is important, therefore, for SCA to have a good reputation as an employer. In addition to offering interesting and developmental job assignments, SCA should also be regarded as a company that accepts its social responsibility. A special task force was appointed during the year to work specifically with these issues.

Effectiveness and coordination between the business areas are important components in all recruitment efforts. SCA has developed a web-based electronic tool that is used throughout the entire Group to publish job vacancies on the Internet. Applications for the open positions can be submitted directly via the website. Since SCA strives to recruit internally when and wherever possible, virtually all job vacancies are advertised first on the Group's intranet. Furthermore, as part of efforts to reach new target groups and effectively process the many spontaneous job applications received by the Group's various units, a supplementary web-based system was introduced recently. Spontaneous applications can be submitted electronically and stored, with the individual's permission, in a common database that is able to automatically match an application with a required or vacant position anywhere in the Group. As a result, applicants are available to all SCA business areas, thereby providing a larger number of prospective candidates for recruitment programs as well as simplified administrative routines.

Financial risk management

ORGANIZATION

SCA's financial activities are centralized to capitalize on economies of scale and synergy effects in the financial sector and to minimize operational risks. Financial activities are coordinated by the two subsidiaries AB SCA Finans and SCA Coordination Center N.V. These companies are responsible for the Group's borrowing, currency and interest-rate risk management and act as internal banks for the Group's financial transactions. The Group's financial policy constitutes a framework of guidelines and rules for the management of financial risks and financial activities in general. Each business area has also its own financial policy formulated in compliance with the SCA Group's general policy.

CURRENCY RISKS

Transaction exposure

Transaction exposure, defined as the expected commercial currency flow after net calculations of counterflows in the same currencies, amounts to SEK 9,419 M annually. The most important individual currency relations are SEK against EUR and GBP (see table below). SCA applies a decentralized approach to manage the Group's transaction exposure, whereby each business area selects the most appropriate strategy for its subsidiaries within a centrally established framework. A minimum requirement calls for the hedging of accounts receivable and accounts payable. Centrally, there is a mandate to deviate from the subsidiaries' positions within established risk limits.

During 2002, flows representing a maximum of 9.5 months and a minimum of 5.0 months were hedged against SEK. At year-end, flows representing 6.3 months were hedged, corresponding to a volume of SEK 4,465 M.

Foreign assets

Capital employed in foreign currencies at 31 December 2002 amounted to SEK 58,554 M. The distribution between different currencies is shown in the table below.

In accordance with SCA's policy for financing of foreign assets, capital employed is matched by borrowings and currency derivatives so that the consolidated booked debt/equity ratio is unaffected by foreign exchange-rate fluctuations. In combination with this policy, SCA strives to optimize capital structure based on the Group's tax position in each country, which means that a higher debt/equity ratio is selected in certain countries.

On 31 December 2002, foreign assets were financed in foreign currencies corresponding to SEK 26,923 M, equivalent to a matching ratio of 47%. During the year, operations in the US were largely financed in USD, while a correspondingly lower matching was applied to EUR (see table below).

Long-term currency sensitivity

The distribution of SCA's net sales and operating costs among different currencies shows the Group's long-term currency sensitivity. With the exception of SEK, SCA maintains a balance between revenues and expenses in all major currencies.

INTEREST-RATE RISKS

Interest-rate fluctuations have a direct impact on SCA's consolidated earnings due to changes in financial net but there is also an indirect effect as a result of the impact of interest levels on the economy as a whole. SCA's policy is to maintain a floating rate policy, since the company believes this approach leads to lower funding costs in the long term.

Management of the Group's interest-rate exposure is centralized, whereby the central treasury organization is responsible for identifying and managing this exposure. During 2002, the average interest-rate adjustment term was approximately 4 months. At year-end the interest-rate adjustment term was 4.9 months.

REFINANCING RISKS AND LIQUIDITY

At 31 December 2002, gross debt (including interest expense) amounted to SEK 27,606 M. After the addition of pension provisions and deduction for liquid funds, interest-bearing receivables and capital investment shares, net debt was SEK 23,899 M.

SCA applies a centralized approach to management of Group financing, whereby the basic principle is that all external financing is conducted through the central companies, AB SCA Finans and SCA Coordination Center N.V. However, there are loans in other subsidiaries such as debt in acquired companies, financial leasing, use of overdraft facilities at subsidiaries or loans in countries with regulations or taxes that make central borrowing

CURRENCY EXPOSURE

Currency	Transaction flows, SEK M	Capital employed, SEK M	Net debt, SEK M
EUR	4,100	29,361	9,336
GBP	2,684	11,229	4,999
DKK	559	2,335	1,849
USD	331	11,409	10,143
Other	1,745	4,220	596
SEK	–9,419	14,015	–3,024
Total	**0**	**72,569**	**23,899**

NET SALES AND OPERATING EXPENSES PER CURRENCY

	Net sales, %	Operating expenses, %
EUR	50	49
USD	14	16
SEK	12	16
GBP	12	10
DKK	3	3
NOK	1	0
Other	8	6
Total	**100**	**100**

impossible or uneconomical. At 31 December 2002, debt in these subsidiaries in relation to the Group's consolidated gross debt was 21%.

The Group's liquidity is concentrated to the central treasury unit or local cash pools. Since the Group is a net borrower, surplus liquidity shall be used to repay external debts.

According to SCA's policy, loans and committed credit facilities shall have a weighted average maturity period exceeding three years. In addition, a liquidity reserve shall be maintained consisting of centrally available liquid funds and committed credit facilities amounting to not less than 10% of the Group's projected annual sales.

An important part of SCA's financing is secured through committed medium-term credit facilities syndicated among first-class banks. With these facilities as protection against refinancing risks, SCA uses short-term borrowing under market programs to the extent this results in lower financing costs than drawings under credit facilities. SCA's loan documentation lacks covenants allowing creditors to cancel loans or adjust interest rate in the event of changes in SCA's key financial ratios or credit rating.

At year-end, the weighted average maturity of gross debt, taking into account committed credit facilities with maturities exceeding one year, amounted to 3.7 years. At 31 December 2002, the liquidity reserve totaled SEK 11,020 M, corresponding to 13% of consolidated net sales in 2002. SEK 8,500 M of this amount is credit facilities in addition to the facilities included in the maturity profile for gross debt. The remaining SEK 2,520 M is liquid funds.

The table below summarizes the maturity profile of gross debt distributed by loan sources and the credit facilities used to secure short-term borrowing.

Early in the year, SCA established a Euro Medium Term Note (EMTN) program with a framework amount of EUR 1,500 M (SEK 13,760 M) to facilitate the effective issue of bonds on the European corporate bond market. During June, the first issue under the program was conducted in the form of a public five-year Euro bond for EUR 700 M (SEK 6,421 M). The issue was well received and was placed with approximately 200 institutional investors in 10 countries.

During the year, the framework for SCA's Swedish commercial paper program was increased from SEK 10,000 M to SEK 15,000 M.

Credit rating

SCA has a long-term credit rating of A3/A– and a short-term rating of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term Standard & Poor's K1 credit rating in Sweden.

CREDIT RISKS

Financial risk management exposes SCA to credit risks. This exposure arises through the temporary investment of surplus liquidity, but mainly through claims on banks attributable to derivative instruments. Special counterparty rules stipulate maximum credit risks allowed against various counterparties. However, an objective is that counterparties have at least an A minus credit rating from Standard & Poor's or Moody's.

Credit exposure in derivative instruments is defined as the market value plus an additional amount based on credit risk factors that reflect the risk of increased exposure due to foreign currency and interest-rate fluctuations.

SCA strives to apply ISDA Master Agreements that permit legal application of net calculation of receivables and liabilities in countries where it is possible.

At 31 December 2002, credit exposure in derivative instruments amounted to SEK 6,039 M.

PENSION OBLIGATIONS

In addition to defined-contribution pension schemes, SCA also has defined-benefit pension plans. These plans are largely financed with assets invested in equities and fixed-income instruments.

A function has been established within AB SCA Finans assigned to centrally monitor these plans and assist each pension board in matters related to investment of plan assets. The Board of Directors of the SCA Group is regularly provided information about the structure of the pension liability, its development and the current allocation of plan assets.

RISK MANAGEMENT AND INSURANCE

The Risk Management function of SCA aims to minimize the total cost of risk and to apply optimal insurance and reinsurance solutions for financing those risks. This is achieved by continuous development and improvement of loss prevention measures and by the development of Group-wide insurance solutions. The Group's captive insurance and reinsurance companies play an important role in this context.

SCA's FUNDING SOURCES AND MATURITY PROFILE

	Commercial paper, short-term bank loans	Financial leasing	Bond loans	Other loans	Total	Credit facilities that cover short-term borrowing	Adjusted maturity profile
2003	11,600	109	1,450	2,190	**15,349**	–14,005	**1,344**
2004	18	92	–	428	**538**	2,569	**3,107**
2005	–	70	100	919	**1,089**	2,569	**3,658**
2006	–	75	150	209	**434**	8,867	**9,301**
2007	–	77	6,421	523	**7,021**	–	**7,021**
2008–	–	1,567	–	1,608	**3,175**	–	**3,175**
Total	**11,618**	**1,990**	**8,121**	**5,877**	**27,606**	**–**	**27,606**

The average maturity period at year-end was 3.7 years. Credit facilities with maturities exceeding one year applied to cover short-term borrowing amounted to SEK 14,005 M.
SCA has an additional SEK 8,500 M in available committed credit facilities that combined with SEK 2,520 M in liquid funds forms the Group's liquidity reserve.

Board of Directors' Report[1]

- The Board proposes dividend of SEK 9.60 per share, an increase of 10%. Average dividend growth during the most recent five-year period, accordingly, amounts to 12% annually.
- Despite sharply weaker economic conditions, earnings per share increased to SEK 24.54 (24.05).
- Acquisitions and volume growth increased sales by 12%; the net effect was limited to 7% due to price and currency effects.
- Operating profit for the Group's largest business area, Hygiene Products, improved by 23%. The operating margin rose to 12%.

GROUP OPERATIONS AND STRUCTURE

SCA produces and sells absorbent hygiene products, packaging and publication paper. Based on customers' needs, the company develops highly processed products for consumers and institutions as well as industry and commerce. SCA is seeking to increase the percentage of highly processed products and its products consist almost exclusively of renewable and recyclable materials. Western Europe is SCA's principal market and the Group also holds strong positions in certain segments in North America. Expansion is taking place through organic growth and selective acquisitions, mainly in hygiene products and packaging. Geographically, the Group is expanding in Asia, Central and Eastern Europe and Latin America. SCA also owns approximately 1.6 million hectares of productive forestland and operates sawmills.

SCA is divided organizationally into four business areas: Hygiene Products, Packaging, Forest Products and North America. In the Group's external reporting, the North American operations are included in the Hygiene Products and Packaging business areas.

INVESTMENTS AND ACQUISITIONS

Net current capital expenditures in property, plant and equipment during the year amounted to SEK 3,523 M (3,479) and strategic investments amounted to SEK 2,823 M (1,469). Investments amounting to SEK 671 M (549) in the Hygiene Products Business Area pertained mainly to incontinence products. Packaging invested SEK 383 M (580), which included modernization of corrugated board plants. A total of SEK 1,769 M (340), which included SEK 1,669 M for the paper machine in Laakirchen, was invested in Forest Products. The machine portion of this investment, SEK 1,483 M, was financed through a financial lease agreement.

Company acquisitions amounting to SEK 6,483 M (13,286) on a debt-free basis were made during the year. They included two acquisitions in the Hygiene Products Business Area: CartoInvest, an Italian tissue company, for SEK 4,368 M and Benedetti, a British tissue company, for SEK 135 M. In the European Packaging operations, Stabernack, a German packaging company, was acquired for SEK 1,199 M, Bertako, a Spanish packaging company, was acquired for SEK 160 M, and Fegersheim, a French company was acquired for SEK 56 M. Three acquisitions of protective-packaging companies were made in the packaging business in North America: Polyfoam Packers, for approximately SEK 230 M; Mid-Lands Chemical Company, for approximately SEK 175 M; and Packaging Resources, for SEK 56 M.

At the end of the year, the Forest Products Business Area reached an agreement to acquire all of the sawmills of the Scaninge associated company.

NET SALES AND EARNINGS[2]

Earnings per share rose 2% compared with the preceding year to SEK 24.54 (24.05). Net earnings amounted to SEK 5,693 M (5,587).

Consolidated net sales amounted to SEK 88,046 M (82,380), an increase of 7% compared with the preceding year. Hygiene Products and Packaging increased Group net sales by 6% and 3%, respectively, through company acquisitions. Higher volumes accounted for 3% of the increase. Lower prices and currency movements reduced consolidated net sales by 3% and 2%, respectively.

Group operating profit amounted to SEK 9,101 M (9,492), which was 4% lower than operating profit in the preceding year. Operating profit for Hygiene Products increased 23% to SEK 5,487 M (4,473). Operating profit for Packaging amounted to SEK 3,065 M (3,286), a decline of 7%. Operating profit for Forest Products declined 33% to SEK 1,986 M (2,976). Currency movements had a positive impact of 2% on Group operating profit.

Operating margin for the Group was 10.3% (11.5). The operating margin for Hygiene Products rose to 12% (11),

[1] In addition to these pages, the Board of Directors' Report includes the discussions and analyses accompanying the statement of earnings and balance sheet (pages 46 and 48).

[2] Throughout the report, the operating profit reported for the business area and its units pertains to operating profit before goodwill amortization.

but declined to 10% (11) for Packaging and to 15% (22) for Forest Products.

Despite higher average net debt as a result of acquisitions, financial items improved by SEK 379 M to an expense of SEK 1,023 M (expense: 1,402) as a result of significantly lower interest rates. Group earnings after financial items amounted to SEK 8,078 M (8,090).

Return on shareholders' equity was 12% (13), and return on capital employed 13% (14).

CASH FLOW, OPERATING

The operating cash surplus amounted to SEK 15,245 M (15,410), corresponding to 17% (19) of net sales. Net current capital expenditures during the period amounted to SEK 3,523 M (3,479), working capital improved by SEK 903 M (2,467). Operating cash flow amounted to SEK 12,421 M (14,206).

Tax payments increased to SEK 2,629 M (1,722) due to the utilization of most of the Group's deferred tax receivables in prior years. Consequently, free cash flow totaled SEK 9,485 M (12,021). Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 8,620 M (11,249), or SEK 37.12 (48.38) per share. The decline was thus attributable in part to higher tax payments and a much sharper decrease in working capital the preceding year. The changes in working capital in 2001 was exceptional as a result of specific capital rationalization measures undertaken in the newly acquired American operations and within the hygiene operations in Europe.

Company acquisitions amounted to a total of SEK 6,483 M (13,286), calculated on a debt-free base, of which SEK 4,368 M was attributable to the acquisition of the Italian tissue company, CartoInvest, and SEK 1,199 M to the packaging company Stabernack. Among other items, the balance, SEK 916 M, is attributable to the acquisition of protective packaging companies in North America, a packaging company in Spain and a tissue company in the UK. Divestments amounting to SEK 405 M (19) were attributable primarily to the sale of Zewathener and the Group's former "o.b." tampon operations. Strategic capital investments in plant and machinery amounted to SEK 3,397 M (2,236), of which the paper machine in Laakirchen, Austria, accounts for SEK 1,669 M.

FINANCING

Net debt amounted to SEK 23,899 M (23,861), only a marginal increase since year-end 2001, despite significant acquisitions and strategic investments. The cash flow from current operations, SEK 8,620 M, and positive currency effects, SEK 3,032 M, reduced net debt. The acquisition of the Italian company, CartoInvest, and other strategic investments, SEK 9,475 M, as well as the dividend to shareholders, SEK 2,036 M, increased net debt. The change in the definition of net debt resulted in an increase of SEK 184 M*. The financing of the new paper machine in Laakirchen has been classified as a financial lease. In conjunction with the opening date of the lease in December, the value of the lease was included in strategic investments.

Consolidated shareholders' equity increased during the year by SEK 2,000 M to SEK 47,983 M, dividends amounted to SEK 2,036 M and the negative impact of currency movements on shareholders' equity amounted to SEK 1,779 M.

The debt/equity ratio amounted to 0.49 (0.51). The interest coverage multiple was 8.9 (6.8).

EARNINGS ANALYSIS

SEK M	02:4	02:3[1]	02:2	02:1	0212[1]	0112
Hygiene Products	1,357	1,419	1,428	1,283	5,487	4,473
Packaging	786	839	702	738	3,065	3,286
Forest Products	560	406	488	532	1,986	2,976
Other	–108	–70	–63	–59	–300	–233
Operating profit before goodwill amortization	**2,595**	**2,594**	**2,555**	**2,494**	**10,238**	**10,502**
Goodwill amortization	–277	–295	–291	–274	–1,137	–1,010
Operating profit	**2,318**	**2,299**	**2,264**	**2,220**	**9,101**	**9,492**
Financial items	–265	–267	–238	–253	–1,023	–1,402
Earnings after financial items	**2,053**	**2,032**	**2,026**	**1,967**	**8,078**	**8,090**
Taxes	–574	–569	–608	–590	–2,341	–2,444
Minority interest	–11	–7	–14	–12	–44	–59
Net earnings for the year	**1,468**	**1,456**	**1,404**	**1,365**	**5,693**	**5,587**
Earnings per share, SEK	6.33	6.27	6.05	5.89	24.54	24.05

[1] Including the non-recurring effect of the sale of Zewathener, SEK 88 M.

CASH-FLOW STATEMENT, OPERATING

SEK M	02:4	02:3	02:2	02:1	0212	0112
Net sales	22,429	22,247	22,355	21,015	88,046	82,380
Operating cash surplus	3,964	3,695	3,823	3,763	15,245	15,410
% of net sales	*18*	*17*	*17*	*18*	*17*	*19*
Current capital expenditures, net	–1,360	–843	–771	–549	–3,523	–3,479
% of net sales	*6*	*4*	*3*	*3*	*4*	*4*
Change in working capital	983	738	–151	–667	903	2,467
Other operating cash flow changes	–156	26	–104	30	–204	–192
Operating cash flow	**3,431**	**3,616**	**2,797**	**2,577**	**12,421**	**14,206**
Tax payment etc.[1]	–912	–694	–591	–739	–2,936	–2,185
Free cash flow	**2,519**	**2,922**	**2,206**	**1,838**	**9,485**	**12,021**
per share, SEK	*10.86*	*12.58*	*9.50*	*7.91*	*40.85*	*51.70*
Interest payment after taxes	–386	–195	–31	–253	–865	–772
Cash flow from current operations	**2,133**	**2,727**	**2,175**	**1,585**	**8,620**	**11,249**
per share, SEK	*9.19*	*11.74*	*9.36*	*6.83*	*37.12*	*48.38*
Strategic investments and divestments, net	–1,973	–1,756	–539	–5,207	–9,475	–15,503
Cash flow before dividend	**160**	**971**	**1,636**	**–3,622**	**–855**	**–4,254**

[1] Taxes attributable to operating profit.

**Effective 1 January 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.*

HYGIENE PRODUCTS

SEK M	02:4	02:3	02:2	02:1	0212	0112
Net sales	11,240	11,481	11,790	10,686	45,197	40,797
Operating surplus	2,002	2,051	2,054	1,859	7,966	6,632
Operating profit, before goodwill amortization	1,357	1,419	1,428	1,283	5,487	4,473
Operating surplus margin, %	18	18	17	17	18	16
Operating margin, %	12	12	12	12	12	11
Volume growth, %						
Consumer Products	1.4[1]	−2.4[1]	17.9[1]	0.8[1]	13.6[2]	1.5[2]
AFH and Incontinence products	−2.9[1]	1.5[1]	4.7[1]	4.6[1]	16.1[2]	45.3[2]

[1] Compared with immediately preceding quarter.

[2] Compared with year-earlier period.

PACKAGING

SEK M	02:4	02:3[3]	02:2	02:1	0212[3]	0112
Net sales	7,940	7,780	7,489	7,340	30,549	29,230
Operating surplus	1,195	1,240	1,081	1,130	4,646	4,846
Operating profit, before goodwill amortization	786	839	702	738	3,065	3,286
Operating surplus margin, %[1]	15	16	14	15	15	17
Operating margin, %[1]	10	11	9	10	10	11
Production						
Liner products, 000 tons	618	637	636	628	2,519	2,405
Deliveries						
Liner products, 000 tons	605	610	660	628	2,503	2,410
Corrugated board, Mm^2	1,022[2]	1,012[2]	1,007[2]	988[2]	4,029[2]	3,923[2]

[1] Adjusted for external linerboard trading, the margin rises by about 2 percentage points.

[2] Volumes do not include volumes from protective packaging and other high-value segments.

[3] Including the non-recurring effect of the sale of Zewathener, SEK 88 M.

HYGIENE PRODUCTS BUSINESS AREA

Net sales amounted to SEK 45,197 M (40,797), an increase of 11% compared with the preceding year. Most of the increase, 12 percentage points, was attributable to the CartoInvest tissue company that was acquired in 2002 and the fact that the acquisition of Georgia-Pacific's Away–From-Home (AFH) operations was not consolidated until the second quarter of 2001. Organic growth, primarily in incontinence operations, increased sales by 3%. Some raw materials-related price adjustments in tissue reduced net sales by 2%. Currency movements reduced sales by 2%.

Operating profit rose 23% to SEK 5,487 M (4,473). The increase was attributable to lower raw materials and manufacturing costs, higher volumes and acquired companies. The improvement was limited by lower prices. Currency movements had a positive impact of 4% on operating profit. All product segments reported improved operating profit, and the operating margin rose for the business area as a whole.

Consumer Products

Operating profit from Consumer Products rose 24% to SEK 2,808 M (2,269) and the operating margin increased by 1 percentage point. Lower raw material and production costs and the acquisition of CartoInvest contributed to the profit improvement, which was offset by price pressure on tissue. Baby diapers continued to show higher volumes, while lower pulp costs and ongoing productivity improvements contributed to higher margins.

AFH and Incontinence products

Operating profit for AFH and incontinence products amounted to SEK 2,679 M (2,204), an increase of 22% compared with the preceding year. The improvement was attributable primarily to strong global volume growth in the incontinence segment and volume growth for AFH. Growth in the incontinence segment, which amounted to 11%, is driven by continued expansion, mainly for light incontinence products. Lower raw materials costs for incontinence operations and reduced production costs for AFH products in Europe also contributed to the profit improvement.

PACKAGING BUSINESS AREA

Net sales in 2002 amounted to SEK 30,549 M (29,230), an increase of 5%. The improvement was attributable primarily to the acquisitions of protective packaging companies in North America, the German packaging company Stabernack and Bertako of Spain, which altogether contributed 8%. In parallel, price and volume effects related to economic conditions reduced net sales by 3%. Currency movements had only a marginal effect on net sales.

Operating profit amounted to SEK 3,065 M (3,286), a decline of 7%. Operating profit was affected negatively by lower prices, mainly for industry-related packaging products. Protective packaging provided a positive effect, partly due to acquisitions. Lower energy costs were offset by higher recovered paper prices. Currency movements had only a marginal effect on operating profit .

FOREST PRODUCTS BUSINESS AREA

Net sales for Forest Products remained at the same level as in the preceding year, amounting to SEK 13,551 M (13,556). The effect of lower paper prices was offset by somewhat higher volumes as a result of the new SC machine in Laakirchen, and by higher prices and volumes for solid-wood products. Currency movements had only a marginal effect on sales.

FOREST PRODUCTS

SEK M	02:4	02:3	02:2	02:1	0212	0112
Net sales	3,603	3,201	3,430	3,317	13,551	13,556
Operating surplus	798	677	748	786	3,009	4,111
Operating profit, before goodwill amortization	560	406	488	532	1,986	2,976
Operating surplus margin, %	22	21	22	24	22	30
Operating margin, %	16	13	14	16	15	22
Production						
Publication papers, 000 tons	345	304	306	294	1,249	1,248
Solid wood products, km^3	196	165	182	171	714	651
Deliveries						
Publication papers, 000 tons	354	299	305	284	1,242	1,220
Solid wood products, km^3	192	173	190	165	720	656

Operating profit amounted to SEK 1,986 M (2,976), a decline of 33%. Operating profit from publication paper operations was down as a result of lower prices and reduced deliveries of LWC paper. Pulp operations also showed a decline in operating profit due to lower prices. Currency movements had only a marginal effect on operating profit.

Publication paper

Operating profit from publication paper operations totaled SEK 1,014 M (1,818), a decline of 44%. The sharp decline was due mainly to lower prices. The market for publication paper remained weak. Production curtailments were implemented during the period to adjust production levels to prevailing demand.

Pulp, timber and solid wood products

Operating profit amounted to SEK 972 M (1,158), a decline of 16% compared with the preceding year. The decline was due mainly to lower pulp prices, while solid-wood product operations improved operating profit as a result of higher capacity utilization and higher prices.

GOODWILL AND OTHER

Consolidated goodwill amounted to SEK 16,093 M (16,149). Goodwill is for the most part amortized over 20 years. Goodwill amortization by business area is presented on page 70.

EARNINGS EXCLUDING GOODWILL AMORTIZATION

SEK M	02:4	02:3	02:2	02:1	0212	0112
Operating profit	2,595	2,594	2,555	2,494	10,238	10,502
Earnings after financial items	2,330	2,327	2,317	2,241	9,215	9,100
Net earnings	1,728	1,733	1,678	1,623	6,762	6,537
Earnings per share, SEK	7.45	7.47	7.23	7.00	29.15	28.14

Groupwide costs as well as finance and insurance operations are reported under the heading Other when reporting results. These operations resulted in a loss of SEK 300 M (loss: 233). The increase in costs was due primarily to higher insurance costs.

The tax authority decided in 1998 not to allow SCA to deduct for a capital loss that arose in connection with restructuring of the Group's operations. The decision involves a demand for an additional tax and charges of a total of approximately SEK 470 M. Based on the opinion of external experts, SCA believes that the decision of the tax authority will not stand up in court and has appealed the decision. Against this background, no provisions have been made in the accounts.

The European Commission began a cartel investigation of a large number of European producers of publication paper in 1995. The Commission concluded the investigation during the year without demands with respect to items investigated.

ENVIRONMENTAL IMPACT (SWEDEN)

Pursuant to the environmental code in Swedish legislation, it is reported that SCA conducts operations in eight licensed facilities and ten that are required to submit reports. The licensed and "report required" production in these facilities amount to 16% of the Company's net sales.

Five licenses pertain to the production of pulp and paper. These operations impact on the environment through emissions into the air and water and through solid waste and noise. Three licenses pertain to the production of sawn timber. These operations impact on the environment through noise and emissions into the air and water.

The operations that are required to submit reports pertain to production of corrugated boxes (three plants), EPS packaging (three plants), molded pulp packaging (one plant), display packaging (one plant), fluff products (one plant), and converting products (one plant).

Production of corrugated boxes, EPS packaging, molded pulp packaging and display packaging affects the external environment through emissions into the air and water and through solid waste.

Production of fluff products and converting products affects the external environment through solid waste.

RESEARCH AND DEVELOPMENT

Research and development costs amounted to SEK 634 M (654), equal to 0.7% of Group sales. Research and development is conducted centrally as well as locally in the different business areas. Central operations are conducted in the form of research dealing with materials and technology, while the local units work on product development, often in close cooperation with customers. In all, approximately 830 persons, most of whom are involved in product development, are engaged in R&D.

ACCOUNTING RECOMMENDATIONS

SCA has adapted its accounting to the new recommendations of the Swedish Financial Accounting Standards Council: RR 15 pertaining to intangible assets, RR 16 pertaining to provisions, contingent liabilities and contingent assets, RR 17 pertaining to writedowns, RR 19 pertaining to discontinuing operations, RR 21 pertaining to borrowing costs, and RR 23 pertaining to related party disclosures, as well as the changes made in RR 1:00 pertaining to consolidated accounting. In accordance with the transition rules in RR 1:00, no adjustment of goodwill and negative goodwill has been made. Adjustment to the new rules have not resulted in any reclassifications or revaluations.

Effective this year, SCA is reporting cash-flow statement, on page 50, in accordance with the Council's RR 7. The operating cash-flow statement on pages 44–45 constitutes supplementary information.

REPORTING OF PENSIONS

SCA reports the Group's pension obligations in accordance with the IAS 19 international accounting recommendation, which in all significant respects conforms with the recommendation of the Swedish Financial Accounting Standards Council RR 29, which will be applied as of 2004. The recommendation's calculation and accounting methodology for defined-benefit pension plans is based on the premise that the long-term value of assets in the pension foundations correspond to the future pension obligations. This long-term approach is reflected in the foundations' investment strategy, whereby 59% of assets is invested in equities and 41% in fixed-income instruments.

In accordance with IAS 19, at year-end the actual market value of the assets is reconciled against the actuarial value of the pension obligations, adjusted for future salary increases and discounted to present value. Accumulated actuarial gains and losses (for example, returns that deviate from the expected returns), to the extent that combined they exceed 10% of the highest amount of the assets or obligations (the so-called corridor), shall be recognized in the income statement during the immediately following year, however, with such amount divided by the plan members' average remaining working time (in SCA's case about eleven years).

The value of the pension foundations' assets declined during 2002 by approximately SEK 2.1 billion, of which SEK 1.6 billion is attributable to the development of the stock market and the remainder to currency movements. Although offset by the same currency movements, reduced interest rates, and consequently lower discount rates, resulted in an increase in the present value of pension obligations by SEK 0.2 billion. Accordingly, the actuarial losses, which in accordance with the recommendation are outside the corridor, rose to SEK 3.5 billion. Combined, this means that the Group's total pension cost for 2003 will increase by about SEK 350 M to SEK 1.3 billion distributed equally through the year. However, of this amount calculated as above, about SEK 200 M does not have any cash effect since several pension plans based on local valuation rules are sufficiently financed.

HOLDING OF COMPANY SHARES

In 2001 SCA issued a total of 1,800,000 shares for cash. These shares were then acquired by SCA to be distributed to senior executives and key persons included in the employee option program that is described in pages 64–65.

HOLDING OF COMPANY SHARES

	Number	Par value	% of share capital	Paid/ received amount
Total holding, 1 Jan. 2002	1,800,000	18,000,000	0.8	18,090,000
Transferred during the year	24,457	244,570	0.01	5,380,540
Total holding 31 Dec. 2002	1,775,543	17,755,430	0.8	17,844,207

Shares transferred during the year pertain to shares that were redeemed by employees in accordance with the rules in SCA's employee option program. Payments pertaining to the transferred shares constitute the payments the employees made to SCA for the shares.

DISTRIBUTION OF SHARES

During the year 4,085,765 Series A shares were converted to Series B shares. At year-end the percentage of Series A shares had accordingly declined from 19.7% to 18.0%. The shares were converted at the request of the shareholders involved, based on the conversion clause that was introduced in the Articles of Association in 1999.

Calculated in accordance with recommendations of the Financial Accounting Standards Council, the effects of outstanding convertible debentures and the options program amount to a maximum dilution of 0.7%, which is being taken into account when calculating profit per share.

EVENTS AFTER THE CLOSING DATE

In January 2003, SCA sold its 19.3% minority interest in Metsä Tissue to M-Real, the company's main owner. The transaction released assets amounting to EUR 71 M, corresponding to about SEK 650 M. The shareholding has represented part of the Group's capital employed. As a result of the sale, SCA will report a capital gain of about SEK 50 M. SCA's profit in the first quarter of 2003 will be affected favorably by an additional amount of about SEK 150 M, attributable to the reversal of a provision allocated in the spring of 2001 to cover costs associated with the sale of the minority shareholding.

The competition authorities involved have approved SCA's acquisition of Scaninge's sawmills. These sawmills will be consolidated during the first quarter of 2003.

MARKET OUTLOOK

Demand for the Group's consumer-related products has remained favorable in the beginning of 2003, but consumer tissue is affected by continued strong competitive pressure. The situation is more difficult to assess for areas dependent on development in the industrial sector. It should be noted, however, that price levels for converted packaging materials are relatively stable and prices for recycled fiber are believed to have bottomed out. Substantial improvements in the European printing paper segment are contingent on a general improvement in advertising trends.

Continued recovery of Group operations in North America may be delayed by general economic concerns that prevail as a result of the crisis in the Middle East.

DIVIDEND

A proposal has been submitted to increase the dividend by 10% to SEK 9.60 (8.75) per share, a total of SEK 2,212 M. Accordingly, average annual dividend growth during the most recent five-year period, will amount to 12%.

Operating cash-flow statement

Supplementary information

Consolidated

	2002		2001		2000	
	SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
OPERATIONS						
Net sales	88,046	9,617	82,380	8,919	67,157	7,960
Operating expenses	–72,712	–7,942	–67,012	–7,255	–54,714	–6,485
Operating surplus	15,334	1,675	15,368	1,664	12,443	1,475
Adjustment for significant non-cash items	–89	–10	42	5	–60	–7
Operating cash surplus	15,245	1,665	15,410	1,669	12,383	1,468
Changes in						
– Current receivables	3,733	408	1,312	142	–1,177	–139
– Inventories	–35	–4	506	55	–437	–52
– Operating liabilities	–2,795	–305	649	70	505	60
Change in working capital	903	99	2,467	267	–1,109	–131
Current capital expenditures, net	–3,523	–385	–3,479	–377	–2,245	–267
Other operating cash flow changes	–204	–22	–192	–21	–24	–3
Operating cash flow	**12,421**	**1,357**	**14,206**	**1,538**	**9,005**	**1,067**
Financial items	–1,023	–112	–1,402	–152	–1,207	–143
Income taxes paid	–2,629	–287	–1,722	–186	–993	–118
Other	–149	–16	167	18	–153	–18
Cash flow from current operations	**8,620**	**942**	**11,249**	**1,218**	**6,652**	**788**
STRATEGIC RESTRUCTURING EXPENSES, INVESTMENTS AND DIVESTMENTS						
Restructuring expenses	–574	–63	–767	–83	–331	–39
Investments in plants	–2,823	–308	–1,469	–159	–1,121	–133
Company acquisitions	–6,483	–708	–13,286	–1,439	–2,349	–279
Total strategic investments	–9,880	–1,079	–15,522	–1,681	–3,801	–451
Divestments	405	44	19	2	7,758	920
Cash flow from strategic restructuring expenses, investments and divestments	**–9,475**	**–1,035**	**–15,503**	**–1,679**	**3,957**	**469**
Cash flow before dividend and new issue	**–855**	**–93**	**–4,254**	**–461**	**10,609**	**1,257**
Convertible loan, New issue	–	0	18	2	15	2
Sale/repurchase of own shares	5	1	–18	–2	–	–
Dividend to shareholders	–2,036	–223	–1,806	–195	–1,585	–188
Net cash flow	**–2,886**	**–315**	**–6,060**	**–656**	**9,039**	**1,071**

Net debt

	2002		2001		2000	
	SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
Net debt, 1 January	–23,861	–2,534	–15,880	–1,795	–24,073	–2,817
Net cash flow	–2,886	–315	–6,060	–656	9,039	1,071
Securitization	–	–	1,138	121	–	–
Effect of change in definition of net debt[2]	–184	–20	–	–	–	–
Currency effects etc.	3,032	264	–3,059	–204	–846	–49
Net debt, 31 December	**–23,899**	**–2,605**	**–23,861**	**–2,534**	**–15,880**	**–1,795**

[1] The average exchange rate of 9.16 (9.24; 8.44) was applied in translation to EUR.

[2] As of 1 January 2002, the Group has changed the definition of net debt to also include accrued interest expense and interest income, SEK 184 M, which previously formed part of capital employed.

Operating cash flow

Operating cash flow amounted to SEK 12,421 M (14,206; 9,005).

The operating cash surplus was at the same level as in 2001 and amounted to SEK 15,245 M (15,410; 12,383). In relation to net sales, the operating cash surplus margin declined by 1.3 percentage points. The improved gross margins in Hygiene Products offset the lower margins within Packaging, while lower margins in Forest Products, as a result of lower prices, affected the Group's total margin. Tied-up working capital continued to decline, resulting in a positive cash flow for the year of SEK 903 M (2,467; neg. 1,109). 2001 was exceptional with regards to reduced working capital, which was due specific measures in the newly acquired North American operations and the hygiene operations in Europe. The difference in positive cash flow of SEK 1,564 M, which is attributable to changes in working capital between the years, explains most of the decline in operating cash flow compared with

2001. Current net capital expenditures were at the year-earlier level and amounted to SEK 3,523 M (3,479; 2,245).

Cash flow from current operations
Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 8,620 M (11,249; 6,652), or SEK 37.12 (48.38, 28.49) per share. In addition to the effects of changes in working capital, the decline compared with the preceding year is due to increased tax payments as a result of most of the Group's deferred tax receivables being utilized in prior years. Accordingly, tax payments increased by slightly more than SEK 900 M compared with 2001.

Financial expenses declined by SEK 379 M compared with a year earlier despite average debt being higher as a result of company acquisitions. The lower costs were due to significantly lower interest rates. SCA surpassed its established cash-flow goal by 29%.

Cash flow from strategic capital investments and divestments
Expansion investments in plants and machinery as well as company acquisitions amounted to SEK 9,306 M (14,755, 3,470). Company acquisitions during the year totaled SEK 6,483 M on a debt-free basis. The largest acquisitions included the Italian tissue company CartoInvest and the German packaging company Stabernack. CartoInvest was acquired for SEK 4,368 M and Stabernack for SEK 1,199 M. Several complementary acquisitions were also made which totaled SEK 916 M. These included protective packaging companies in North America, a packaging company in Spain and a tissue company in the UK.

Strategic investments during the year in plants and machinery totaled SEK 2,823 M (1,469; 1,121). Strategic investments are defined as expansion investments and investments in shifts to new technology. The largest single investment was for a paper machine in Laakirchen, with an investment value of SEK 1,669 M, in which the machine portion of SEK 1,483 M is financed through financial leasing. Investments within Hygiene Products amounted to SEK 671 M and investments in Packaging to SEK 383 M. In addition to the paper machine in Laakirchen, Forest Products invested SEK 100 M in new coating equipment at Ortviken.

Divestments of operations during the year affected cash flow positively by SEK 405 M (19; 7,758). Most is from sales of the 51% interest in the Zewathener packaging company and sales of the o.b. tampon operations.

Net strategic investments and divestments, including restructuring costs, amounted to an expenditure of SEK 9,475 M, compared with expenditure of SEK 15,503 M in 2001 and proceeds of SEK 3,957 M in 2000. The strategic structural costs pertain to measures in conjunction with integration of acquisitions and efficiency enhancement programs in the hygiene and packaging operations

Net debt
Net debt at year-end amounted to SEK 23,899 M (23,861; 15,880). Despite substantial company acquisitions and strategic investments, debt rose only marginally during the year. In total, the change is a net of positive cash flow from operations totaling SEK 8,620 M and sales of own shares of SEK 5 M, a net outflow for strategic investments and divestments, totaling SEK 9,475 M, dividends to shareholders totaling SEK 2,036 M, positive currency effects of SEK 3,032 M and a negative effect of SEK 184 M due to the change in definition of net debt.

CASH FLOW


SEK M
16,000
12,000
8,000
4,000
0
–4,000
–8,000
–12,000
–16,000
98
99
00
01
02
Cash flow from current operations
Divestments
Strategic capital expenditures, plants
Strategic capital expenditures, acquisitions
Strategic restructuring expenses
Cash flow before dividend and new issue

CAPITAL EXPENDITURES


SEK M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
Current capital expenditures
Strategic capital expenditures
Depreciation according to plan

Strategic capital expenditures increased in 2002 to SEK 2.8 billion.

OPERATING CASH FLOW BY BUSINESS AREA


SEK M
7,500
6,300
5,100
3,900
2,700
1,500
98
99
00
01
02
Hygiene Products
Packaging
Forest Products

Operating cash flow developed favorably in 2002 in the Hygiene Products business area.

Statement of earnings

Consolidated

		2002		2001		2000	
		SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
Net sales		88,046	9,617	82,380	8,919	67,157	7,960
Change in inventories		–451	–49	1,179	128	734	87
Work performed and capitalized		270	29	12	1	134	16
Other operating revenues		1,039	113	209	23	352	42
		88,904	9,710	83,780	9,071	68,377	8,105
Operating expenses	Note 2						
Raw materials and consumables		–32,646	–3,566	–32,299	–3,497	–27,167	–3,220
Other external costs		–20,915	–2,284	–18,664	–2,021	–16,065	–1,904
Personnel costs		–18,322	–2,001	–15,995	–1,732	–12,359	–1,465
Depreciation of tangible and intangible assets	Note.3	–6,451	–704	–5,890	–638	–4,652	–551
Other operating expenses		–1,687	–184	–1,454	–157	–343	–41
Total operating expenses		**–80,021**	**–8,739**	**–74,302**	**–8,045**	**–60,586**	**–7,181**
Items affecting comparability	Note 2	–	–	–	–	2,031	241
Share in earnings of associated companies	Note 4	218	24	14	2	712	84
OPERATING PROFIT		**9,101**	**995**	**9,492**	**1,028**	**10,534**	**1,249**
Financial items	Note 5						
Income from shares and participations		72	8	108	12	87	10
Interest income and similar profit/loss items		617	67	445	48	444	53
Interest expense and similar profit/loss items		–1,712	–187	–1,955	–212	–1,738	–206
Total financial items		**–1,023**	**–112**	**–1,402**	**–152**	**–1,207**	**–143**
EARNINGS AFTER FINANCIAL ITEMS		**8,078**	**883**	**8,090**	**876**	**9,327**	**1,106**
Taxes	Note 6	–2,341	–256	–2,444	–265	–2,133	–253
Minority interest	Note 7	–44	–5	–59	–6	–46	–6
NET EARNINGS FOR THE YEAR		**5,693**	**622**	**5,587**	**605**	**7,148**	**847**
Earnings per share, SEK							
– before dilution		24.70		24.18		30.82	
– after dilution		24.54		24.05		30.64	
Net earnings for the year		5,693.0		5,587.0		7,148.0	
Interest on convertible debentures		6.0		6.0		7.3	
Adjusted earnings		**5,699.0**		**5,593.0**		**7,155.3**	
Average number of shares before dilution, million		230.4		231.1		232.0	
Personnel convertibles		1.2		1.2		1.2	
Warrants		0.6		0.2		0.3	
Average number of shares after dilution		**232.2**		**232.5**		**233.5**	

By business area

	Net sales			Operating profit		
SEK M	**2002**	**2001**	**2000**	**2002**	**2001**	**2000**
Hygiene Products	45,197	40,797	31,040	5,487	4,473	2,909
– *Consumer products*	*23,291*	*20,954*	*18,373*	*2,808*	*2,269*	*1,394*
– *AFH and incontinence products*	*21,906*	*19,843*	*12,667*	*2,679*	*2,204*	*1,515*
Packaging	30,549	29,230	24,636	3,065	3,286	2,977
Forest Products	13,551	13,556	12,876	1,986	2,976	2,720
– *Publication paper*	*7,157*	*7,850*	*7,157*	*1,014*	*1,818*	*1,348*
– *Pulp, timber and solid-wood products*	*6,394*	*5,706*	*5,719*	*972*	*1,158*	*1,372*
Fine paper	–	–	–	–	–	644[2]
Other	1,591	1,822	1,484	–300	–233	–18
Intra-Group deliveries	–2,842	–3,025	–2,879	–	–	–
Goodwill amortization	–	–	–	–1,137	–1,010	–729
Items affecting comparability	–	–	–	–	–	2,031
TOTAL	**88,046**	**82,380**	**67,157**	**9,101**	**9,492**	**10,534**

[1] The average exchange rate of 9.16 (9.24; 8.44) was applied in translation to EUR.

[2] Pertains to share in earnings in Modo Paper.

Net sales

Net sales amounted to SEK 88,046 M (82,380; 67,157), an increase of 7% compared with 2001. Acquired companies increased net sales by 9%, with Hygiene Products accounting for 6% and Packaging for 3%. Sales were affected by acquisitions during the year as well as by the effect that acquisitions in North America last year is included for the full year in 2002, but only about 10 months in 2001. Higher volumes increased net sales by 3%, while lower prices reduced net sales by 3%. Foreign exchange movements reduced net sales by 2%.

Net sales of Hygiene Products rose 11%, and Packaging sales increased by 5%. The value of deliveries to customers outside Sweden amounted to 92% (92; 90) of net sales.

Operating profit

Operating profit amounted to SEK 9,101 M (9,492; 10,534), down 4% compared with a year earlier. Higher volumes and company acquisitions could not fully offset the effect of lower prices. Currency exchange movements affected net sales positively by 2%.

Operating profit before goodwill amortization in Hygiene Products improved by 23%. The improvement was attributable to lower raw material and production costs as well as volume growth and acquired companies. As a result of a strong global expansion, volume growth was particularly large in the incontinence area, but AFH also posted significantly higher volume not solely due to company acquisitions. Lower prices on products sold in the consumer tissue segment offset the profit improvement. Currency exchange movements affected earnings positively by 4%. All product segments improved their profit and the total business area margin rose.

Within Packaging operating profit before goodwill amortization declined 7% compared with 2001. The decline was due mainly to lower prices, particularly for industry-related packaging products. Protective packaging provided a positive effect, however, due among other factors to acquisitions. Lower energy costs were offset by higher recovered paper prices and currency movements only had a marginal effect on operating profit.

Operating profit before goodwill amortization within Forest Products fell 33%. The sharp decline is due mainly to lower prices for publication papers and pulp. Moreover, the market for publication papers was weak, resulting in lower shipments of LWC paper. In the solid-wood products operations, higher capacity utilization and higher prices contributed to an earnings improvement. Exchange-rate movements had only a marginal effect on earnings.

Earnings after financial items

Earnings after financial items were at the year-earlier level and amounted to SEK 8,078 M (8,090; 9,327, including items affecting comparability of SEK 2,031 M).

Net financial expense declined by SEK 379 M. This was attributable to significantly lower interest rates, while at the same time the average net debt was higher as a result of company acquisitions.

Net earnings and tax expense

Net earnings improved somewhat in 2002 and amounted to SEK 5,693 M (5,587; 7,148 including items affecting comparability of SEK 2,231 M). A somewhat lower tax rate, in which half is due to reduced tax rates in certain European countries, contributed to the improvement. Tax expense amounted to SEK 2.341 M (2,444; 2,133), corresponding to a tax rate of 29% (30; 23).

Total taxes comprise the actual tax expense of SEK 1,656 M (2,043; 1,854) and the change in deferred tax expenses of SEK 682 M (373; 49).

Key ratios

The return on capital employed was 13% (14; 15). The return on shareholders' equity was 12% (13; 14). Earnings per share after full tax and dilution amounted to SEK 24.54 (24.05; 21.09). The interest coverage ratio was 8.9 (6.8; 7.0). Comparable key ratios for 2000 do not include items affecting comparability.

NET SALES BY BUSINESS AREA IN 2002 (excluding intra-Group deliveries)


Other 1%
Forest Products 13%
Hygiene Products 51%
Packaging 35%

The Hygiene Products and Packaging business areas combined account for 86% of net sales, an increase of 2 percentage points compared with a year earlier.

OPERATING PROFIT BY BUSINESS AREA IN 2002 (adjusted for central items)


Forest Products 19%
Hygiene Products 52%
Packaging 29%

The Hygiene Products and Packaging business areas combined account for 81% of the operating profit, an increase of 9 percentage points compared with 2001.

RETURN ON CAPITAL EMPLOYED AND SHAREHOLDERS' EQUITY


%
20
15
10
5
0
98
99
00
01
02
Return on capital employed
Return on shareholders' equity

The return on capital employed decreased to 13% (14) and the return on shareholders' equity to 12% (13).

Balance sheet

Consolidated

		31 Dec., 2002		31 Dec., 2001		31 Dec., 2000	
		SEK M	EUR M[1]	SEK M	EUR M[1]	SEK M	EUR M[1]
ASSETS							
Fixed assets							
Intangible assets	Note 8						
Goodwill		16,093	1,754	16,149	1,715	11,218	1,268
Patents, trademarks and similar		757	83	701	75	1,160	131
		16,850	1,837	16,850	1,790	12,378	1,399
Tangible assets	Note 9						
Buildings and land		21,702	2,366	21,279	2,260	17,623	1,992
Machinery and equipment		35,466	3,866	34,111	3,623	27,330	3,090
Construction in progress		1,444	157	1,590	169	840	95
		58,612	6,389	56,980	6,052	45,793	5,177
Financial assets							
Shares and participations	Note 10, 11	2,355	257	2,349	249	1,920	217
Other long-term receivables		318	33	788	84	871	98
Capital investment shares	Note 10, 12	648	71	1,089	116	1,105	125
Interest-bearing receivables		2,830	308	2,799	297	2,392	271
		6,151	669	7,025	746	6,288	711
Total fixed assets		***81,613***	***8,895***	***80,855***	***8,588***	***64,459***	***7,287***
Current assets							
Inventories	Note 13	8,309	906	7,887	838	6,636	750
Accounts receivable		10,988	1,198	10,484	1,113	11,693	1,322
Other current receivables	Note 14	5,468	596	4,967	528	3,436	388
Short-term investments		306	33	406	43	502	57
Cash and bank balances		2,520	275	2,189	232	1,440	163
Total current assets		**27,591**	**3,008**	**25,933**	**2,754**	**23,707**	**2,680**
TOTAL ASSETS		**109,204**	**11,903**	**106,788**	**11,342**	**88,166**	**9,967**
EQUITY, PROVISIONS AND LIABILITIES							
Shareholders' equity	Note 16						
Nondistributable equity							
Share capital		2,322	253	2,322	247	2,304	261
Restricted reserves		15,683	1,709	16,964	1,802	15,215	1,721
		18,005	1,962	19,286	2,049	17,519	1,982
Distributable equity							
Retained earnings		24,285	2,646	21,110	2,230	15,231	1,682
Net earnings for the year		5,693	622	5,587	605	7,148	847
		29,978	3,268	26,697	2,835	22,379	2,529
Total shareholders' equity		**47,983**	**5,230**	**45,983**	**4,884**	**39,898**	**4,511**
Minority interest		687	75	736	78	612	69
Provisions							
Provisions for pensions	Note 17	2,596	283	2,598	276	2,624	297
Provisions for taxes	Note 6	9,982	1,088	9,300	988	8,380	947
Other provisions	Note 18	2,195	239	2,972	315	2,238	253
Total provisions		**14,773**	**1,610**	**14,870**	**1,579**	**13,242**	**1,497**
Liabilities							
Interest-bearing debt	Note 19	27,498	2,998	27,746	2,947	18,694	2,113
Accounts payable		9,236	1,006	8,365	889	7,207	815
Other interest-free liabilities	Note 20	9,027	984	9,088	965	8,513	962
Total liabilities		**45,761**	**4,988**	**45,199**	**4,801**	**34,414**	**3,890**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**109,204**	**11,903**	**106,788**	**11,342**	**88,166**	**9,967**
Contingent liablities	Note 21	**147**		**124**		**141**	
Assets pledged	Note 22	**1,695**		**791**		**652**	

[1] The year-end exchange rate of 9,17 (9,42; 8,85) was applied in translations to EUR.

Assets and capital employed

The Group's total assets increased somewhat during the year. The increase was related mainly to the company acquisitions during the year, which increased total assets by about SEK 9.6 billion, including goodwill amounting to about SEK 2.3 billion and tangible fixed assets amounting to SEK 3.9 billion. A stronger SEK reduced the increase.

Capital expenditures in plant and machinery amounted to SEK 6,346 M (4,948; 3,366). Of these investments, SEK 2,823 M (1,469; 1,121) was strategic in character – major expansion investments and investments related to conversions to new technologies. The remaining amount, SEK 3,523 M (3,479; 2,245), was attributed to current capital expenditures – investments in maintenance. Strategic investments include a new paper machine in Laakirchen for SEK 1,669 M, in which the machine portion of SEK 1,483 M was financed through a financial leasing contract.

Changes in the accounting principles did not affect consolidated reporting. Capitalized development expenditures are now reported under intangible assets to the extent that the conditions for capitalization are met. The amount at year-end was SEK 39 M. No large write-downs of assets were made during the year.

The value of the Group's net foreign assets amounted at 31 December 2002 to SEK 34,955 M (34,241; 31,001). Capital employed rose by SEK 1,988 M to SEK 72,569 M (70,581; 56,389). The increase was attributable to the acquisitions during the year. The distribution of capital employed, by currency, is shown in the accompanying table.

SEK M	31 Dec. 2002	%	31 Dec. 2001	%	31 Dec. 2000	%
EUR	29,361	40	24,595	35	24,640	43
SEK	14,015	19	12,341	17	11,575	21
USD	11,409	16	14,210	20	2,168	4
GBP	11,229	16	12,567	18	11,756	21
DKK	2,335	3	2,482	4	2,431	4
Other	4,220	6	4,386	6	3,819	7
Total	**72,569**	**100**	**70,581**	**100**	**56,389**	**100**

Financing

As of 31 December 2002, SCA's gross debt amounted to SEK 27,498 M (27,746; 18,694). The average term of SCA's gross loan debt was 3.7 years. Cash and bank balances and committed overdraft facilities at the same date amounted to SEK 11,020 M, or 13% of net sales.

Net debt as of 31 December amounted to SEK 23,899 M (23,861; 15,880), a marginal increase compared with the beginning of the year despite substantial acquisitions and strategic investments. The change represented the net of positive cash flow of SEK 8,620 M from current operations and the sales of own shares of SEK 5 M, a net outflow of SEK 9,475 M for strategic investments and divestments, a dividend of SEK 2,036 M to shareholders, positive effects of currency movements amounting to SEK 3,032 M and a negative effect of SEK 184 M arising from the change in the definition of net debt.

Minority interests at year-end amounted to SEK 687 M (736; 612).

Shareholders' equity

Shareholders' equity increased by SEK 2,000 M during 2002 and amounted to SEK 47,983 M at year-end. The increase was attributable to the following factors:

SEK M	2002
Net earnings for the year	5,693
Dividend	–2,036
Sales of own shares	5
Adjustment for taxation of land in prior years	117
Other changes	–1,779
Total	**2,000**

Other changes pertain primarily to translation effects of transactions in foreign subsidiaries, which in accordance with SCA's policy were not fully hedged during the year.

Key ratios

The debt/equity ratio was 0.49 (0.51; 0.39). Including surplus values, the debt/equity ratio was 0.43 (0.42; 0.30).

DEBT/EQUITY RATIO



times
1.0
0.8
0.6
0.4
0.2
0.0
98
99
00
01
02

The debt/equity ratio declined to 0.49 (0.51).

DEBT PAYMENT CAPACITY



%
60
50
40
30
20
10
0
98
99
00
01
02

Debt payment capacity decreased to 47% (51).

Cash-flow statement

Formal cash-flow statement in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7.

Group

	2002		2001		2000	
	SEK M	EUR M*	SEK M	EUR M*	SEK M	EUR M*
Current operations						
Earnings after financial items	8,078	883	8,090	876	9,327	1,106
Adjusted for items not included in cash flow	5,142	561	5,110	553	1,433	169
	13,220	**1,444**	**13,200**	**1,429**	**10,760**	**1,275**
Taxes paid	–2,629	–287	–1,722	–186	–993	–118
Cash flow from current operations before changes in working capital	**10,591**	**1,157**	**11,478**	**1,243**	**9,767**	**1,157**
Cash flow from changes in working capital						
Change in inventories	–35	–4	506	55	–437	–52
Change in current receivables	3,733	408	1,328	144	–1,269	–150
Change in operating liabilities	–2,795	–305	649	70	505	60
Cash flow from current operations	**11,494**	**1,256**	**13,961**	**1,512**	**8,566**	**1,015**
Investment activities						
Acquisition of subsidiaries[1]	*–4,135*	*–451*	*–12,005*	*–1,300*	*–2,349*	*–279*
Divested units[2]	405	44	19	2	7,758	920
Acquisition of tangible and intangible fixed assets[3]	–4,863	–531	–4,948	–536	–3,366	–400
Payment of loans to external parties	0	0	0	0	–2,159	–255
Repayment of loans from external parties	1,092	119	291	32	0	0
Cash flow from investment activities	***–7,501***	***–819***	***–16,643***	***–1,802***	***–116***	***–14***
Financing activities						
New issue, capital contribution	0	0	18	2	15	2
Sale/repurchase of own shares	5	1	–18	–2	0	0
Loans assumed	0	0	3,624	392	0	0
Amortization of debt	–2,112	–231	0	0	–9,713	–1,151
Securitization	0	0	1,138	123	0	0
Dividend paid	–2,036	–223	–1,806	–195	–1,585	–188
Cash flow from financing activities	**–4,143**	**–453**	**2,956**	**320**	**–11,283**	**–1,337**
Cash flow for the year	**–150**	**–16**	**274**	**30**	**–2,833**	**–336**
Liquid funds at beginning of year	2,595	275	1,942	220	4,559	533
Translation differences in liquid funds	381	49	379	25	216	23
Liquid funds at end of the year[4]	**2,826**	**308**	**2,595**	**275**	**1,942**	**220**

Supplementary information

[1] Operations acquired during 2002	SEK M
Fixed assets	6,200
Current assets	3,250
Liquid funds	203
Provisions	–729
Net debt excl liquid funds	–2,348
Other liabilities	–2,238
Purchase price paid	**4,338**
Liquid funds in acquired companies	–203
Effect on Group liquid funds	**4,135**

[2] Operations divested during 2002	SEK M
Fixed assets	6
Current assets	328
Liabilities	–17
Gain/loss on sale	88
Payment received	**405**
Liquid funds in divested companies	0
Effect on Group liquid funds	**405**

[3] Investment in tangible fixed assets
During the year, investment in tangible fixed assets amounted to SEK 6,346 M, of which SEK 1,483 M was financed through financial leasing contracts.

	2002	2001	2000
	SEK M	SEK M	SEK M
[4] Liquid funds			
Cash and bank balances	2,520	2,189	1,440
Short-tern investments	306	406	502
Total	**2,826**	**2,595**	**1,942**

Group committed overdraft facilities amounted at year-end to SEK 8,500 M.

	2002	2001	2000
Interest paid			
Interest paid	–1,457	–1,749	–1,649
Interest received	308	217	295
Total	**–1,149**	**–1,532**	**–1,354**

*In translating to EUR, the average exchange rate of 9.16 (9.24; 8.44) was applied.

Parent Company

Statement of earnings

SEK M		2002	2001
Revenues		**98**	**73**
Operating expenses			
Other external costs		–223	–121
Personnel costs		–203	–206
Depreciation of tangible assets	Note 3	–44	–43
Other operating expenses	Note 2	–59	–492
Total operating expenses		**–529**	**–862**
OPERATING PROFIT		**–431**	**–789**
Financial items	Note 5		
Income from shares and participations, Group companies		2,184	2,599
Interest income and similar profit/loss items		418	325
Interest expense and similar profit/loss items		–1,201	–678
Total financial items		**1,401**	**2,246**
EARNINGS AFTER FINANCIAL ITEMS		**970**	**1,457**
Appropriations		–394	–260
Taxes	Note 6	475	1,230
NET EARNINGS FOR THE YEAR		**1,051**	**2,427**

Balance sheet

SEK M		31 Dec., 2002	31 Dec., 2001
ASSETS			
Intangible assets			
Capitalized development expenditures	Note 8	21	–
		21	**0**
Fixed assets			
Tangible assets	Note 9		
Buildings and land		6,005	5,994
Machinery and equipment		4	5
Construction in progress		–	6
		6,009	**6,005**
Financial assets			
Shares and participations	Note 10	50,610	32,360
Interest-bearing receivables		300	304
		50,910	**32,664**
Total fixed assets		**56,940**	**38,669**
Current assets			
Receivables from subsidiaries		2,830	3,307
Other current receivables	Note 14	201	123
Cash and bank balances		3	2
Total current assets		**3,034**	**3,432**
TOTAL ASSETS		**59,974**	**42,101**
EQUITY, PROVISIONS AND LIABILITIES			
Shareholders' equity	Note 16	24,054	25,018
Untaxed reserves	Note 15	770	375
Provisions	Note 17	1,602	1,645
Liabilities			
Interest-bearing debt	Note 19	1,787	2,058
Liabilities to subsidiaries		31,569	12,642
Accounts payable		18	12
Other interest-free liabilities	Note 20	174	351
Total liabilities		**33,548**	**15,063**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**59,974**	**42,101**
Contingent liabilities	Note 21	21,069	22,929
Assets pledged	Note 22	539	541

Cash-flow statement

SEK M	2002	2001
Current operations		
Earnings after financial items	970	1,457
Adjusted for items not included in cash flow	262	55
	1,232	**1,512**
Taxes paid	267	693
Cash flow from current operations before changes in working capital	**1,499**	**2,205**
Cash flow from changes in working capital		
Change in current receivables	–25	–5
Change in operating liabilities	37	–7
Cash flow from current operations	**1,511**	**2,193**
Investment activities		
Acquisition of, contribution to subsidiaries	–18,250	–3,759
Acquisition of tangible and intangible fixed assets	–69	–78
Cash flow from investment activities	**–18,319**	**–3,837**
Financing activities		
New issue, capital contribution	–	3
Sale/repurchase of own shares	7	–18
Loans assumed	18,818	3,445
Dividend paid	–2,016	–1,786
Cash flow from financing activities	**16,809**	**1,644**
Cash flow for the year	**1**	**0**
Liquid funds at beginning of year	2	2
Liquid funds at end of the year	**3**	**2**

Accounting principles

BASIS FOR REPORTING

The SCA Group financial statements are prepared in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations.

During 2002, adjustment was made to the new recommendations RR 15 pertaining to intangible assets, RR 16 to provisions, contingent liabilities and contingent assets, RR 17 to write-downs, RR 19 to discontinuing operations, RR 21 to borrowing costs and RR 23 to related party disclosures as well as to the changes made in RR 1:00 regarding consolidated accounting. None of the implemented recommendations has resulted in any change in the values reported in prior years. In other respects, the accounting principles are unchanged compared with the preceding year.

CONSOLIDATED ACCOUNTS

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries, in accordance with the definitions in the Swedish Annual Accounts Act. In addition, SCA's share in joint venture companies is included.

The effects of all intra-Group transactions, such as revenues, costs, receivables and liabilities as well as unrealized earnings and Group contributions have been eliminated.

Subsidiaries

All companies in which the Group holds or controls more than 50% of the votes, or in which the Group through agreement solely exercises decisive influence, are consolidated as subsidiaries. Subsidiaries are consolidated from the date the Group has control over the company and divested subsidiaries are included in the consolidated accounts to the date the Group still controls the company. To attain a uniform reporting within the Group, the subsidiaries align their reporting to agree with the Group's accounting policies when reporting if this has been necessary.

The consolidated accounts have been prepared in accordance with the purchase method. The shareholders' equity in acquired subsidiaries is determined on the basis of a market valuation of assets and liabilities at the time of acquisition (a so-called purchase analysis). In those instances in which the market valuation of assets and liabilities results in different values than the acquired company's book values, these values constitute the Group's acquisition cost. The difference between the acquisition cost of shares in the subsidiaries and the value of the shareholders' equity according to the purchase analysis is reported as goodwill or negative goodwill in consolidation.

If necessary, at the time of the purchase analysis an allocation is made to a provision for future costs of reorganization and personnel reductions in the acquired company in accordance with the rules in RR 16 for provisions.

Associated companies

An associated company is a company in which the Group over the long term exercises considerable influence without the partly owned company being a subsidiary or joint venture. Normally, this means that the Group owns between 20% and 50% of the votes. Accounting for associated companies is according to the equity method.

In the consolidated statement of earnings, SCA's share in earnings of associated companies is reported on two levels:

- The Group's share in earnings after financial items is included in consolidated operating profit.
- The share in income tax expenses at associated companies, is included in the consolidated income tax expense.

The Group's share in earnings of an associated company is computed on the basis of SCA's equity portion in that particular associated company.

In the consolidated balance sheet, shares in associated companies are reported separately under Shares and participations. The book value of the shareholdings changes to reflect SCA's share in net earnings of the respective companies, reduced by dividends received and amortization of goodwill. Nondistributed earnings of associated companies are included under nondistributable equity.

If the Group's share of any accumulated losses exceeds the acquisition value of the shares in the company, the book value is reduced to zero and the reporting of losses ceases, unless the Group is bound by guarantees or other undertakings in relation to the associated company.

Joint-venture companies

Joint-venture companies are defined as companies in which SCA jointly with another partner through agreement has a joint decisive influence over operations. Joint venture companies are reported in accordance with the proportional consolidation method.

In applying the proportional consolidation method, the Group's percentage share of all statements of earnings and balance sheet items are included in the SCA Group's statement of earnings and balance sheet.

Translation of foreign subsidiary accounts

The balance sheets and statement of earnings of foreign subsidiaries are translated in accordance with the current method. The assets and liabilities in foreign subsidiaries are translated at the year-end exchange rates. All items in the statement of earnings are translated at the average exchange rate for the year. The translation differences that arise, as well as the translation differences on the financial instruments held to currency hedge these assets, are charged directly to consolidated shareholders' equity.

The financial statements of companies in highly inflationary countries or countries with other economic instability are translated first to the region's functional currency (normally USD or EUR) according to the monetary method. Any exchange rate differences that arise are reported in the statement of earnings. Thereafter, the translation is carried out to the reporting currency applying the current method.

The acquisition value of nonmonetary assets is reported in the functional currency in the region (USD or EUR) at the currency rate prevailing at the time of acquisition.

Minority interest

Minority interest in the consolidated statement of earnings is reported as a share in net earnings as a separate item. Minority interest in net assets in the subsidiaries is reported as a separate item in the balance sheet, outside the Group's shareholders' equity.

REPORTING OF REVENUES

Sales of goods are reported at delivery of products to customers, in accordance with the terms of sale. Sales are reported net after VAT, discounts and exchange differences for sales in foreign currencies. Internal sales are eliminated in consolidation.

Other revenues earned are reported as income in accordance with the following:

Rental revenues – in the period covered by the lease.

Royalties and similar items – in accordance with the implied financial effect of the current contract.

Interest income – in accordance with the effective return.

Dividends received – when the right to receive the dividend is assessed as definite.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES AND HEDGING

In the consolidated financial statements, receivables and liabilities in foreign currencies are valued using year-end exchange rates. Gains and losses on current receivables and operating liabilities are netted and included in operating profit. To the extent that forward contracts are used to hedge operating receivables and liabilities, the contract rate is used for valuation of the corresponding receivables and liabilities. Gains and losses on financial receivables and liabilities are reported as other financial items.

SCA hedges to a certain extent its investments in foreign net assets, including goodwill. Hedging is implemented through loans in foreign currencies and forward exchange contracts. These are valued at the exchange rate prevailing at year-end. Exchange rate differences on hedging operations, as well as differences that arise when foreign net assets are translated, are eliminated and carried directly to shareholders' equity in the balance sheet.

TANGIBLE ASSETS

Tangible assets acquired by Group companies are reported at acquisition cost after deducting accumulated depreciation according to plan and any write-downs. Forest assets are not systematically depreciated nor is any change in value applied at felling. Collective revaluation of forest assets does occur. Assets in acquired companies are reported at market value at the acquisition date after deducting accumulated depreciation according to plan on such assets.

Unlike acquisition values for other capital expenditures, acquisition costs for property and plant related to major projects shall also include funds appropriated for start-up and commissioning work and for interest expenses during the construction and assembly period.

The acquisition value, or the restated value, is depreciated straight line over the expected useful period down to the assets calculated residual value.

The following depreciation rates are used on property and plant:

	%
Pulp and paper mills and sawmills	5–10
Converting machinery	7–14
Mobile and other light equipment	20
Buildings	2–6
Land improvements	5

If the asset's book value is higher than the expected recoverable value, the asset is written down to that value.

INTANGIBLE ASSETS

Goodwill

Goodwill is the value by which the acquired price exceeds the market value of the net assets that the Group acquired in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associated companies is included in the reported value of the associated company.

Goodwill is amortized straight-line during the estimated useful life of the asset. Goodwill attributable to strategic acquisitions is estimated to have a useful life of 20 years. All acquisitions in recent years are included in this acquisition category.

Negative goodwill arises if the market value of the acquired net assets exceeds the acquisition price. Negative goodwill is reported in provisions in the balance sheet. If the negative goodwill is attributable to expected losses in the acquired operations, the negative goodwill is eliminated in the statement of earnings in pace with these losses occurring.

Remaining negative goodwill, which does not exceed the actual value of the acquired non-monetary assets, is reported in the statement of earnings during the remaining, average useful live of these non-monetary assets. Any additional negative goodwill is reported immediately in the statement of earnings.

Research and development

Expenditures for research are expensed when incurred. In cases in which it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and is expensed immediately. Identifiable expenditures for development of new products and processes are capitalized to the extent that they are expected to generate future economic benefits. In other cases, development costs are expensed as incurred. Costs for development reported in the statement of earnings for a period are never capitalized during future periods. Capitalized expenditures are depreciated straight-line from the time when the asset started to be used or produced commercially and during the estimated useful life of the asset. The depreciation period is 5–10 years.

Other intangible assets

Intangible assets include patents, trademarks and licenses. At acquisition of such assets, the acquisition values are reported as assets, which are amortized straight-line during the estimated useful life, which varies between 5–25 years.

LEASING

Leasing of fixed assets in which the Group in all significant respects carries the same risks and benefits as with direct ownership is classified as financial leasing. The leased asset is reported as fixed assets and the corresponding rental liability is reported among interest-bearing liabilities. The initial value of these items is the lowest of market value of the assets or the present value of the leasing payments. Future leasing payments are divided between amortization of debt and financial costs, so that each reporting period is charged with an interest amount corresponding to a fixed interest rate on the reported liability during each period. The leased asset is depreciated in accordance with the same principles that apply to other assets of the same type. If it is not certain that the assets will be acquired at the end of the leasing period, the asset is depreciated during the period of the lease, if this is shorter.

Leasing of fixed assets in which the lessor in all significant respects remains the owner of the asset is classified as operational leasing. Leasing fees are expensed straight-line during the leasing period.

INVENTORIES

Inventories consist of finished and semi-finished goods, raw materials, fuels, warehouse supplies and felling rights. These are valued at the lower of cost or net market value (actual value) at the closing date and in which the acquisition cost is calculated in accordance with the first-in, first-out principle. The acquisition costs of inventories of finished and semi-finished goods, raw materials and fuels are based on the average production or acquisition costs for the year. Production costs include raw materials, direct labor, other direct costs and production-related overheads, based on normal production. Interest is not included in the inventory values.

Felling rights are calculated at contract prices that, on average, do not exceed market value.

ACCOUNTS RECEIVABLE

Doubtful accounts receivable are reported in the amount which, after a careful assessment, is deemed likely to be paid.

SHAREHOLDERS' EQUITY

Expenditures for purchase of own shares (treasury stock) reduces distributable shareholders' equity in the parent company and the Group. When these shares are sold, the sales proceeds is included in shareholders' equity's distributable funds

LOAN LIABILITIES

Loan liabilities are reported initially as funds received, net, after deductions for transaction costs. If this amount differs from the amount to be paid at maturity, the difference is annualized over the term of the loan.

DEFERRED TAXES

Deferred tax is estimated and reported in accordance with the so-called balance sheet method. In accordance with this method, deferred tax is calculated based on the difference between the taxable value and the reported value of assets and liabilities. Temporary differences arise mainly through depreciation of fixed assets, write-ups of forest properties, provisions to pensions and other undertakings as well as in relation to loss carryforwards. In company acquisitions, temporary difference arises on the difference between consolidated values of the assets and liabilities and their taxable value.

Valuations are at the tax rate prevailing at the closing date. Deferred tax receivables related to loss carryforwards are reported to the extent that it is probable that the deduction can be made against future surpluses.

REMUNERATIONS TO EMPLOYEES

Pensions

Pension liabilities are calculated in accordance with the applicable international accounting recommendation (IAS 19, Employee Benefits). Accordingly, the calculation of pension liabilities takes into account such factors as anticipated future wage increases and inflation.

There are a number of defined-contribution and defined-benefit pension plans in the Group, of which certain plans with assets in separate foundations or similar institutions. The pension plans are normally financed through payments from each Group company and the employees. Independent actuaries calculate the sizes of the obligations each plan has.

With regard to defined-benefit plans, the pension costs is estimated using the so-called Projected Unit Credit method in a way that distributes the costs over the employee's working life. The calculation is made by independent actuaries, who also reevaluate the obligation of the pension plan each year. These obligations are valued at the present value of the expected future payments using a discounting interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with a remaining term that is approximately the same as the actual pension obligation. For funded pension plans, the actual value of the assets under management reduces the forward-calculated pension obligation. Funded plans with net assets, that is assets exceeding obligations, are reported as financial fixed assets. Actuarial gains and losses, outside the so-called 10% corridor, are distributed over the employee's average, remaining estimated period of employment, currently about 11 years.

The Group's payments to defined-contribution plans are reported as costs in the period when the employee performed the services to which the fee relates.

PROVISIONS

Provisions are reported when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be demanded to fulfill the obligation. In addition, a condition is that it is possible to make a reliable estimate of the amount that should be paid.

Provisions for restructuring measures are made when a detailed, formal plan of measures exists and well-established expectations have been created for those who will be affected by the measures.

Notes to the financial statements

Parent Company

The Parent Company's statement of earnings, balance sheet and cash flow statement are shown in condensed form on page 51.
The following notes pertain to the financial statements of the Parent Company and the SCA Group.

Note 1 Acquisitions and disposals

Acuisitions

The following acquisitions were made during the year

Company	Operations	Date of acquisition	Purchase price, SEK M	Goodwill, SEK M
Polyfoam Packers Corp	Protective packaging	Feb. 02	230	173
Mid-Lands Chemical Comp Inc	Protective packaging	Mar. 02	175	146
Cartolnvest	Consumer tissue	Apr. 02	4,368	1,082
AR Fegersheim	Corrugated packaging	Apr. 02	56	–
Stabernack	Premium packaging	Aug 02	1,199	634
Bertako	Premium packaging	Sep. 02	160	28
Packaging Resources	Protective packaging	Sep. 02	56	54
Benedetti Paper Division	AFH Tissue	Oct. 02	135	81

The reported purchase prices pertain to companies on a debt-free basis. In all cases, 100% of the capital and votes were acquired and the companies were consolidated as subsidiaries in accordance with the purchase method. There are no plans to divest any portion of the acquired companies. In addition to the companies listed above, smaller acquisitions and an adjustment of earlier acquisition prices were carried out amounting to SEK 104 M. The Benedetti Paper Division comprises the Pendigo and KSS companies.

Divestments

During the year the 51% interest in the German plastic packaging company Zewathener was divested. The sales generated a gain of SEK 88 M. In addition the Nordic tampon operations "o.b." were divested.

Note 2 Operating expenses

Operating expenses include R&D expenses amounting to SEK 634 M (654; 736) for the Group.

Consolidated operating profit includes a net loss of foreign exchange differences of SEK 96 M.

Parent Company

Other operating expenses in 2001 include writedowns of shares in subsidiaries of SEK 457 M.

Leasing

Future nominal payment obligations in the Group as of 31 December 2002 for uncancellable operational leasing contracts were distributed per year as follows:

	SEK M
Within 1 year	395
Between 2–5 years	1,060
Later than 5 years	1,370

The year's costs for operational leasing of assets amounted to SEK 349 M (436; 371), of which SEK 36 M variable fees.

Large leasing objects comprise the energy plants in Laakirchen and Munksund. Other leasing objects are divided among a number of smaller objects, such as warehouses, buildings machinery and equipment as well as IT equipment.

Future payment obligations in the Group at 31 December 2002 for financial leasing contracts are distributed as follows:

SEK M	Nominal	Current value
Withing 1 year	208	196
Between 2–5 years	730	599
Later than 5 years	1,114	650
Total	**2,052**	**1,445**

The year's costs for financial leasing of assets amounted to SEK 61 M (15). During the year, SEK 19 M was reported as interest expense and SEK 42 M as amortization of debt. Depreciation of financial leasing assets amounted to SEK 38 M during the year. The book value of financial leasing assets at year-end was SEK 182 M (4) pertaining to buildings/lands and SEK 1,600 M (168) pertaining to machinery. An investment of SEK 1,483 M in a new paper machine in Laakirchen was financed through a financial lease.

Auditing expenses

Auditing expenses can be specified as follows:

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Öhrlings PricewaterhouseCoopers					
Auditing assignments	39	32	21	2	1
Other assignments	32	35	15	6	5
Other auditors					
Auditing assignments	2	2	3	–	–
Other assignments	4	2	2	–	–
Total	**77**	**71**	**41**	**8**	**6**

Other assignments are mainly auditing-related consulting in conjunction with acquisitions and tax advice.

Items affecting comparability

The amount shown for 2000 pertains to a capital gain of SEK 2,656 M on the sale of the shareholding in Modo Paper and restructuring costs of SEK 625 M in the tissue sector. The gain on the sale of Zewathener of SEK 88 M in 2002 is reported as Other operating revenues.

Note 3 Depreciation of tangible and intangible assets

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Buildings	649	605	461	5	5
Land	73	61	56	37	36
Machinery and equipment	4,461	4,086	3,263	2	2
Sub-total	**5,183**	**4,752**	**3,780**	**44**	**43**
Goodwill	1,137	1,010	729	–	–
Patents, trademarks and similar rights	124	128	143	–	–
Capitalized development expenditures	7	–		–	–
Sub-total	**1,268**	**1,138**	**872**	**–**	**–**
Total	**6,451**	**5,890**	**4,652**	**44**	**43**

Depreciation according to plan is based on the historical cost and estimated useful lifetimes of the assets concerned, as specified in the accounting principles on page 53.

Note 4 Associated companies

SCA's interest in associated companies' earnings and shareholders' equity is reported applying the equity method, as described on page 52.

Shares in pre-tax earnings are included in consolidated operating profit and amount to SEK 218 M (14; 712). SEK 136 M of the participations in earnings reported for the year are attributable to the holding in Scaninge. A writedown of fixed assets was made within the sawmill operations within Scaninge of which SCA's portion is SEK 143 M. These costs were offset in the Group by reversal of negative goodwill of SEK 75 M and reversal of a provision for restructuring measures within the sawmill operations of SEK 68 M.

Dividends amounting to SEK 14 M (12; 11) were received from associated companies.

The Group's total claim on associated companies at 31 December 2002 amounts to SEK 315 M, of which SEK 259 M is interest-bearing.

The Group's total due to associated companies at 31 December 2002 amounts to SEK 7 M, of which SEK 1 M is interest-bearing.

Balance sheet for Scaninge Group

SCA owns Scaninge with Graninge. The owner companies each hold 50% of the votes. SCA holds an option to acquire Graninge shares on certain dates. Since there is no agreement between the owners covering joint control, Scaninge is reported as an associated company. SCA's capital interest is 59.4%.

Balance sheet, 100%	2002	2001
Fixed assets	3,955	4,137
Current assets	570	639
Total assets	**4,525**	**4,776**
Shareholders' equity	1,152	1,270
Provisions	142	212
Liabilities	3,231	3,294
Total shareholders' equity, provisions and liabilities	**4,525**	**4,776**
Net debt	**2,480**	**2,502**

Note 5 Financial items

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Income from shares and participations in Group companies					
Dividends from subsidiaries	–	–	–	2,184	2,599
Income from shares and participations in other companies					
Dividends from other companies	72	108	87	–	–
Interest income and similar profit/loss items					
Interest income, external	337	270	295	18	23
Interest income, subsidiaries	–	–	–	120	127
Other financial income, external	280	175	149	280	–
Other financial income, subsidiaries	–	–	–	–	175
Interest expense and similar profit/loss items					
Interest expense, external	–1,404	–1,761	–1,564	–112	–123
Interest expense, subsidiaries	–	–	–	–805	–376
Other financial expenses, external	–308	–194	–174	–4	–179
Other financial expenses, subsidiaries	–	–	–	–280	–
Total	**–1,023**	**–1,402**	**–1,207**	**1,401**	**2,246**

Other financial income and expenses in the Group in 2002 includes net foreign exchange differences of SEK 10.9 M, white-down of SEK 3.3 M and banking expenses of SEK 35.3 M.

Note 6 Taxes

Group

Tax expense, SEK M	2002	2001	2000
Current tax expense	1,656	2,043	1,854
Deferred tax expense	682	373	49
Taxes attributable to shares in earnings of associated companies	3	28	230
Tax expense	**2,341**	**2,444**	**2,133**

Tax expense amounted to 29.0% (30.2; 22.9) of consolidated earnings before taxes. The difference between reported tax expense and expected tax expense is explained below, where the calculation of expected tax expense is based on the Group's present structure and current earnings levels:

%	2002	2001	2000
Tax expense	29.0	30.2	22.9
Expected tax expense	28.3	29.1	29.2
Difference	**0.7**	**1.1**	**–6.3**

The difference is explained by:

	2002	2001	2000
Taxes related to prior periods	2.7	3.2	–1.6
Non-deductible amortization of goodwill	3.7	3.7	2.7
Permanently tax-exempt/disalllowed items	–3.1	–3.5	–6.8
Movements in unrecognised deferred tax assets	–1.1	–2.2	–0.2
Other	–1.5	–0.1	–0.4
Total	**0.7**	**1.1**	**–6.3**

Other includes effects from double taxation and from changes in legislation.

Current tax expense, SEK M	2002	2001	2000
Income tax for the period	1,668	1,821	1,877
Adjustments for prior periods	–12	222	–23
Current tax expense	**1,656**	**2,043**	**1,854**

The movement in current tax liability is explained below:

Current tax liability. SEK M	2002	2001	2000
Opening balance	507	1 273	336
Adjustments for prior periods	–12	222	–23
Income taxes paid	–2,629	–1,722	–993
Income tax for the period	1,668	1,821	1,877
Other movements	153	–1,107	42
Translation differences	17	20	34
Closing balance	**–296**	**507**	**1,273**

Other movements include taxes related to items charged directly to shareholders' equity totalling SEK 71 M (negative 129) and effects relating to acquisitions and disposals, SEK 57 M.

The closing balance current tax liability consists of current tax assets totalling SEK 1,356 M (1,033; 700) and current tax liabilities SEK 1,060 M (1,540; 1,973).

Deferred tax expense, SEK M	2002	2001	2000
Movements in temporary differences	481	508	180
Adjustments for prior periods	233	43	–111
Other movements	–32	–178	–20
Deferred tax expense	**682**	**373**	**49**

Other movements include effects of changes in tax rates which have reduced the deferred tax expense by SEK 42 M and effects of previously unrecognised deferred tax assets relating to unutilized tax loss carryforwards which have reduced the deferred tax expense with SEK 10 M (45).

Deferred tax liability

The movement in deferred tax liability is explained below:

	Opening balance	Deferred tax expense	Other movements	Translation differences	Closing balance
Intangible assets	–204	156	–13	28	–33
Buildings and land	3,344	78	62	–58	3,426
Machinery and equipment	6,285	255	390	–289	6,641
Financial assets	99	474	24	–2	595
Current assets	–12	40	–4	4	28
Provisions for pensions	359	–459	23	–8	–85
Other provisions	–209	175	12	18	–4
Liabilities	–364	1	–103	66	–400
Tax credits and tax loss carryforwards	–420	–186	11	22	–573
Other	21	148	–20	–6	143
	8,899	**682**	**382**	**–225**	**9,738**

Note 6 Taxes, *cont.*

Other movements include effects relating to acquisitions and disposals with SEK 568 M and prior period adjustments that have been charged directly to shareholders' equity in the amount of SEK 137 M. The closing balance deferred tax liability comprises deferred tax assets of SEK 244 M (401; 500) and deferred tax liabilities of SEK 9,982 M (9,300; 8,380).

Other

SCA does not recognise deferred tax pertaining to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (taxes at source and other deferred taxes on repatriation of profits within the Group) are recognised when SCA no longer controls the reversal of such differences or when for other reasons it is no longer improbable that reversal will occur in the foreseeable future.

Tax-loss carryforwards

Unutilized fiscal losses for which no deferred tax assets have been recognised were in the amount of SEK 1.475 M (1.739) at 31 December 2002. The fiscal losses expire as follows:

2003	138
2004	135
2005	180
2006	93
2007 and later	533
Unlimited lifetime	396
	1,475

Parent Company

Tax expense, SEK M	2002	2001
Current tax expense	–410	–1,230
Deferred tax expense	–65	
Tax expense	**–475**	**–1,230**

The difference between reported tax expense and expected tax expense is explained below:

%	2002	2001
Tax expense	–82.5	–102.8
Expected tax expense	28.0	28.0
Difference	**–110.5**	**–130.8**

The difference is explained by:

Taxes related to prior periods	–5.9	–71.0
Non taxable dividends from subsidiaries	–106.2	–60.8
Permanently tax-exempt/disallowed items	1.6	1.0
	–110.5	**–130.8**

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. Reported current tax revenues represents portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participates in the arrangemnet have current tax expenses totalling SEK 777 M (686). The Parent Company's payment to the tax authorities amounts to SEK 339 M (306). The Parent Company's claim on subsidiaries for taxes paid on their account is reported as current receivables towards subsidiaries.

Current tax expense, SEK M	2002	2001
Income tax for the period	–438	–380
Adjustment for prior periods	28	–850
Current tax expense	**–410**	**–1,230**

The movement in current tax liability is explained below:

Current tax liability, SEK M	2002	2001
Opening balance	223	848
Adjustments for prior periods	28	–850
Income taxes paid	–564	–81
Income tax for the period	339	306
Closing balance	**26**	**223**

Deferred tax expense

SEK M	2002	2001
Movements in temporary differences	–3	–
Adjustments for prior periods	–62	–
Deferred tax expense	**–65**	**0**

Deferred tax liability

The movement in the deferred tax liability is explained below:

	Opening balance	Deferred tax expense	Closing balance
Buildings and land	1,422	42	1,464
Provisions for pensions	–	–64	–64
Other	–	–43	–43
Total	**1,422**	**–65**	**1,357**

Note 7 Minority interest

Interest, %	Dec. 31 -02	Dec. 31 -01	Dec. 31 -00
Uni-Charm/Mölnlycke B,V,	60	60	60
SCA Hygiene Products AG	3	3	4
Sodipel SARL	1	12	12
SCA Holz GmbH	33	33	–

Unicharm is consolidated as a subsidiary since SCA has decisive influence over the company.

Minority interest in net earnings are reported in the statement of earnings in an amount of SEK 44 M (59; 46) as specified below:

SEK M	2002	2001	2000
Minority interest in:			
– earnings after financial items	57	84	66
– income taxes	–13	–25	–20
Minority interest	**44**	**59**	**46**

Note 8 Intangible assets

	Group							Parent Company
	Goodwill			Patents, trademarks and similar rights			Capitalized development expenditures	Capitalized development expenditures
SEK M	2002	2001	2000	2002	2001	2000	2002	2002
Acquisition value, 1 Jan.	21,019	14,373	13,009	2,333	2,539	2,128	39	–
Capital expenditures	18	–	–	137	364	348	20	15
Sales and disposals	–	–6	–6	–1	–55	–43	–	–
Company acquisitions	2,341	4,113	1,259	99	–	–	–	–
Reclassifications	106	852	–	–87	–574	–	16	6
Translation differences	–1,662	1,687	111	–63	98	106	–2	–
Accumulated acquisition value, 31 Dec.	**21,822**	**21,019**	**14,373**	**2,418**	**2,372**	**2,539**	**73**	**21**
Depreciation, 1 Jan.	–4,870	–3,155	–2,578	–1,651	–1,379	–1,224	–20	–
Sales and disposals	–	1	–1	–	–75	43	–	–
Company acquisitions	–	–	–	–20	–	–	–	–
Reclassifications	–3	–311	–	54	–2	–	–7	–
Depreciation during the year	–1,137	–1,010	–729	–124	–128	–143	–7	–
Translation differences	281	–395	153	41	–87	–55	–	–
Accumulated depreciation, 31 Dec.	**–5,729**	**–4,870**	**–3,155**	**–1,700**	**–1,671**	**–1,379**	**–34**	**–**
Residual value according to plan, 31 Dec.	**16,093**	**16,149**	**11,218**	**718**	**701**	**1,160**	**39**	**21**

As of 2002, capitalized expenditures for own development work and similar items are reported separately. Previously, it was included among patents, trademarks and similar items.

As of 2002, goodwill arising in conjunction with acquisitions of subsidiaries is reported under company acquisitions. The comparable figures for 2000 and 2001 have been reclassified from capital expenditures.

Note 9 Tangible assets

Group, SEK M	Buildings			Land			Machinery and equipment			Construction in progress		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Acquisition value, 1 Jan.	16,626	13,325	12,513	5,563	5,041	5,582	61,154	50,073	47,487	1,590	840	606
Capital expenditures	692	2,359	537	125	397	131	4,869	9,073	2,455	865	1,176	923
Sales and disposals	–317	–204	–307	–84	–168	–951	–1,094	–1,708	–1,458	–51	–92	–141
Company acquisitions	921	–	–	427	–	–	3,218	–	–	35	–	–
Company divestments	–1	–	–	–	–	–	–39	–	–	–	–	–
Reclassifications	224	143	210	72	–1	77	3,101	342	328	–915	–410	–615
Translation differences	–831	1,003	372	–257	294	202	–2,977	3,374	1,261	–80	76	67
Accumulated acquisition value, 31 Dec.	**17,314**	**16,626**	**13,325**	**5,846**	**5,563**	**5,041**	**68,232**	**61,154**	**50,073**	**1,444**	**1,590**	**840**
Depreciation, 1 Jan.	–5,186	–4,305	–3,680	–764	–705	–609	–26,912	–22,643	–20,289	–	–	–
Sales and disposals	133	72	130	16	12	31	941	1,433	1,299	–	–	–
Company acquisitions	–132	–	–	–	–	–	–768	–	–	–	–	–
Company divestments	–	–	–	–	–	–	27	–	–	–	–	–
Reclassifications	2	52	–167	–9	1	–	–2,506	–142	167	–	–	–
Depreciation during the year	–649	–605	–461	–73	–61	–56	–4,461	–4,086	–3,263	–	–	–
Translation differences	160	–400	–127	8	–11	–71	1,046	–1,474	–557	–	–	–
Accumulated depreciation, 31 Dec.	**–5,672**	**–5,186**	**–4,305**	**–822**	**–764**	**–705**	**–32,633**	**–26,912**	**–22,643**	**0**	**0**	**0**
Write-ups, 1 Jan.	–	–	–	5,079	4,306	3,100	–	–	–	–	–	–
Adjusted for RR 5 and RR 9	–	–	–	–	–	1,206	–	–	–	–	–	–
Write-ups during the year	–	–	–	–	773	–	–	–	–	–	–	–
Accumulated write-ups, 31 Dec.	**0**	**0**	**0**	**5,079**	**5,079**	**4,306**	**0**	**0**	**0**	**0**	**0**	**0**
Write-downs, 1 Jan.	–39	–39	–39	–	–	–	–131	–100	–100	–	–	–
Write-downs for the year	–4	–	–	–	–	–	–3	–29	–	–	–	–
Translation differences	–	–	–	–	–	–	1	–2	–	–	–	–
Accumulated write-downs, 31 Dec.	**–43**	**–39**	**–39**	**0**	**0**	**0**	**–133**	**–131**	**–100**	**0**	**0**	**0**
Residual value according to plan, 31 Dec.	**11,599**	**11,401**	**8,981**	**10,103**	**9,878**	**8,642**	**35,466**	**34,111**	**27,330**	**1,444**	**1,590**	**840**

As of 2002, fixed assets received in conjunction with company acquisitions are reported separately, under Company acquisitions. In prior years, they are included under Investments. Moreover, acquired fixed assets are reported gross as of 2002, that is, divided into historical accumulated acquisition value and depreciation in the acquired companies. Reclassifications under Machinery and equipment, acquisition value and depreciation, in 2002 include adjustments of SEK 2,636 M for previously reported net value.

During the year, SEK 54 M pertaining to interest during the construction period was capitalized in machinery at an interest rate of 4%. In total, acquisition values include SEK 533 M in capitalized interest in machinery and SEK 8 M in buildings.

Parent Company, SEK M	Buildings		Land		Machinery and equipment		Construction in progress	
	2002	2001	2002	2001	2002	2001	2002	2001
Acquisition value, 1 Jan.	147	144	1,244	1,175	16	16	6	–
Capital expenditures	–	3	63	91	1	–	–	6
Sales and disposals	–	–	–10	–22	–	–	–	–
Reclassifications	–	–	–	–	–	–	–6	–
Accumulated acquisition value, 31 Dec.	**147**	**147**	**1,297**	**1,244**	**17**	**16**	**0**	**6**
Depreciation, 1 Jan.	–39	–34	–437	–401	–11	–9	–	–
Depreciation during the year	–5	–5	–37	–36	–2	–2	–	–
Accumulated depreciation, 31 Dec.	**–44**	**–39**	**–474**	**–437**	**–13**	**–11**	**0**	**0**
Write-ups, 1 Jan.	–	–	5,079	4,306	–	–	–	–
Write-ups during the year	–	–	–	773	–	–	–	–
Accumulated write-ups, 31 Dec.	**0**	**0**	**5,079**	**5,079**	**0**	**0**	**0**	**0**
Residual value according to plan, 31 Dec.	**103**	**108**	**5,902**	**5,886**	**4**	**5**	**0**	**6**

Note 10 Financial assets

SEK M	Shares and participations: Group: Associated companies 2002	2001	2000	Other companies 2002	2001	2000	Parent Company: Subsidiaries 2002	2001	Other companies 2002	2001	Capital investment shares: Group 2002	2001	2000
Acquisition value, 1 Jan.	1,511	1,159	4,288	844	763	771	32,741	28,983	76	76	1,061	1,077	939
Investments	2	224	464	4	55	16	18,250	3,758	–	–	26	–	144
Increase through acquisition of subsidiaries	15	–	–	9	–	–	–	–	–	–	–	–	–
Sales	–2	–	–3,856	–2	–7	–47	–457	–	–	–	–467	–16	–6
Net increase in associated companies during the year	125	–11	471	–	–	–	–	–	–	–	–	–	–
Reclassifications to joint venture or subsidiary	–10	–71	–92	–	–	–	–	–	–	–	–	–	–
Other reclassifications	16	130	–108	–18	–4	–	–	–	–	–	–	–	–
Translation differences	–99	80	–8	–22	37	23	–	–	–	–	–	–	–
Accumulated acquisition value, 31 Dec.	**1,558**	**1,511**	**1,159**	**815**	**844**	**763**	**50,534**	**32,741**	**76**	**76**	**620**	**1,061**	**1,077**
Write-ups, 1 Jan.	–	–	–	–	–	–	140	140	–	–	29	29	29
Accumulated write-ups, 31 Dec.	**0**	**0**	**0**	**0**	**0**	**0**	**140**	**140**	**0**	**0**	**29**	**29**	**29**
Write-downs, 1 Jan.	–2	–2	–2	–4	–	–	–597	–140	–	–	–1	–1	–1
Sales	–	–	–	–	–	–	457	–	–	–	–	–	–
Write-downs during the year	–12	–	–	–	–4	–	–	–457	–	–	–	–	–
Accumulated write-downs, 31 Dec.	**–14**	**–2**	**–2**	**–4**	**–4**	**0**	**–140**	**–597**	**0**	**0**	**–1**	**–1**	**–1**
Residual value according to plan, 31 Dec.	**1,544**	**1,509**	**1,157**	**811**	**840**	**763**	**50,534**	**32,284**	**76**	**76**	**648**	**1,089**	**1,105**

For specification, see page 66.

The net increase in associated companies during 2002 includes a loss of SEK 68 M booked against consolidated provisions.

Major changes in the Parent Company's and Group's holdings were as follows:

Subsidiaries

The parent company's book value of shares in subsidiaries increased by SEK 18,250 M during 2002. The increase is attributable to the capital contribution to the Group's central holding company, SCA Group Holding BV, for financing of the Group's operations. Corrections were made regarding acquisition value and depreciation in 2001.

Other companies

Other companies include shareholding in Metsa Tissue, which was divested in January 2003.

Note 11 Joint ventures

Joint ventures, that is, companies which SCA owns with other parties and in which the parties by agreement have a joint decisive influence, are consolidated in accordance with the proportional method. Most of the joint ventures are active within the hygiene area, mainly in South America. One joint venture, Aylesford Ltd. produces newsprint and its operations are in the UK.

Earnings and balance sheet items in joint ventures included in the SCA Group, pertains to SCA's share:

Statement of earnings, SEK M	2002	2001
Net sales	3,636	3,351
Operating expenses	–3,100	–2,756
Operating profit	**536**	**595**
Financial items	–20	–86
Earnings after financial items	**516**	**509**
Taxes	–144	–164
Net earnings for the year	**372**	**345**

Balance sheet, SEK M	2002	2001
Fixed assets	2,482	2,900
Current assets	1,402	1,516
Total assets	**3,884**	**4,416**
Shareholders' equity	2,134	2,444
Provisions	295	0
Liabilities	1,455	1,972
Total shareholders' equity, provisions and liabilities	**3,884**	**4,416**

SCA's share in reported net debt at 31 December 2002 amounted to SEK 405 M.

	2002	2001
Average number of employees	1,838	1,911
of which, women	27%	26%

No. of employees by country	2002	of which, women	2001	of which, women
Australia	123	24%	118	24%
Colombia	837	29%	946	29%
Ecuador	291	24%	288	27%
Mexico	155	29%	140	32%
UK	200	13%	199	12%
Tunisia	82	6%	97	11%
Other countries	150	49%	123	35%
Total	**1,838**	**27%**	**1,911**	**26%**

Note 12 Capital investment shares

SEK M	Number	Book value
AB Industrivärden	6,999,400	648
Total	**6,999,400**	**648**

The market value of shares in AB Industrivärden exceeds the consolidated book value by SEK 52 M. During 2002, 4,459,344 shares of the total 5,805,858 shares allotted, were submitted in exchange for the so-called exchangeable bonds issued in the spring of 1997 and which matured in June 2002. In addition, 807,030 shares were sold.

Note 13 Inventories

SEK M	2002	2001	2000
Raw materials and consumables	2,431	2,205	2,014
Spare parts and warehouse supplies	1,312	870	864
Work in progress	473	824	407
Finished goods	3,779	3,670	3,106
Felling rights	314	318	245
Total	**8,309**	**7,887**	**6,636**

Note 14 Other current receivables

SEK M	Group 2002	2001	2000	Parent Company 2002	2001
Bills receivable	923	773	660	–	–
Tax receivable	1,356	1,033	700	–	–
Accrued financial revenues	110	81	28	–	–
Prepaid expenses and accrued income	802	894	721	51	36
Other receivables	2,277	2,186	1,327	150	87
Total	**5,468**	**4,967**	**3,436**	**201**	**123**

Note 15 Untaxed reserves in Parent Company

Untaxed reserves in the Parent Company include a provision of SEK 654 M (260) to the tax equalization reserve and SEK 116 M (115) in accumulated depreciation in excess of plan.

Note 16 Shareholders' equity

2002 Group, SEK M	Share capital	Other restricted reserves	Distributable equity	Total
Balance, 1 Jan.	2,322	16,964	26,697	45,983
Translation differences	–	–4,385	1,477	–2,908
Exchange rate differences on hedging instruments	–	1,129	–	1,129
Transfer between distributable and nondistributable shareholders' equity	–	1,733	–1,733	0
Equity in associated companies	–	125	–125	0
Adjustment prior years' taxation of land	–	117	–	117
Sale of own shares	–	–	5	5
Dividend paid	–	–	–2,036	–2,036
Net earnings for the year	–	–	5,693	5,693
Balance, 31 Dec.	**2,322**	**15,683**	**29,978**	**47,983**
Total translation differences in balance at 31 Dec.		–2,801	2,321	
Equity method reserve in balance at 31 Dec.		113	–	
Equity method reserve, adjustments (operations in prior years are included in the item Transfer between distributable and nondistributable shareholders' equity)		–1,256	1,256	

During 2002, SCA implemented a new reporting and consolidation system, which is based on reporting by each company to the parent company. Previously, under consolidation was carried out within the business areas. The new technique has significantly improved the possibilities of properly calculating and dividing shareholders' equity between distributable and nondistributable.. This resulted in a new to adjust between distributable and nondistributable equity during 2002, which is attributable to prior years.

2001 Group, SEK M	Share capital	Other restricted reserves	Distributable equity	Total
Balance, 1 Jan.	2,304	15,215	22,379	39,898
New issue	18	–	–	18
Translation differences	–	2,396	274	2,670
Exchange rate differences on hedging instruments	–	–923	–	–923
Transfer between distributable and nondistributable shareholders' equity	–	–253	253	0
Equity in associated companies	–	–28	28	0
Provision to revaluation reserve	–	557	–	557
Repurchase of own shares	–	–	–18	–18
Dividend paid	–	–	–1,806	–1,806
Net earnings for the year	–	–	5,587	5,587
Balance, 31 Dec.	**2,322**	**16,964**	**26,697**	**45,983**
Total translation differences in balance at 31 Dec.		455	844	
Equity method reserve in balance at 31 Dec.		1,244		

2000 Group, SEK M	Share capital	Other restricted reserves	Distributable equity	Total
Balance, 1 Jan.	2,303	14,845	16,985	34,133
Effects of changed accounting principles	–	–	–559	–559
Conversion	1	14	–	15
Translation differences	–	955	218	1,173
Exchange rate differences on hedging instruments	–	–427	–	–427
Transfer between distributable and nondistributable shareholders' equity	–	–119	119	0
Equity in associated companies	–	–53	53	0
Dividend paid	–	–	–1,585	–1,585
Net earnings for the year	–	–	7,148	7,148
Balance, 31 Dec.	**2,304**	**15,215**	**22,379**	**39,898**
Total translation differences in balance at 31 Dec.		–1,018	570	
Equity method reserve in balance at 31 Dec.		1,272		

2002 Parent Company, SEK M	Share capital	Share premium reserve	Legal reserve	Write-up reserve	Distributable equity	Total
Balance, 1 Jan.	2,322	6,134	451	1,363	14,748	25,018
Conversion	–	–	–	–	–	0
Dividend paid	–	–	–	–	–2,016	–2,016
Group contribution	–	–	–	–	–6	–6
Sale of own shares	–	–	–	–	7	7
Net earnings for the year	–	–	–	–	1,051	1,051
Balance, 31 Dec.	**2,322**	**6,134**	**451**	**1,363**	**13,784**	**24,054**

Issues, etc. 1993–2002

Since 1993, the share capital and number of shares, have increased through new issues and conversions as follows:

SEK M (except no. of shares)		No. of shares	Increase in share capital	Cash payment
No. of shares, 1 Jan. 1993		172,303,839		
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1
	New issue 1.10, issue price 80	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1.6, issue price SEK 140	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0
2002	New subsciption through warrants II B	513	0	0.1
No. of shares, 31 Dec. 2002		**232,202,068**		

SCA's share capital, 31 December 2002

	Antal röster	Antal aktier	Nominellt belopp SEK M
Class A shares	10	41,701,362	417
Class B shares	1	190,500,706	1,905
Total		**232,202,068**	**2,322**

Upon full conversion of convertible debentures outstanding at 31 December 2002 and warrants outstanding, the number of Class B shares would increase to a maximum of 193,410,793 and the total number of shares to 235,112,155.

For additional information on SCA shares, see pages 10–11.

Note 17 Provisions for pensions

SCA has defined-benefit pension plans in several countries. In many cases, these pension plans cover all employees and provide benefits based on the average remuneration and period of employment the employees have at or near retirement (so-called defined-benefit pension plans). The total pension costs for the most important defined benefit pension plans are shown below:

Pension cost, SEK M	2002	2001	2000
Current service cost, excluding contribution paid by employees	333	321	269
Past service cost recognized	27	48	–
Interest expense	816	766	628
Exptected return on plan assets	–862	–928	–819
Amortization of actuarial gains and losses on changed actuarial assumptions	135	–14	–28
Pension cost	**449**	**193**	**50**

The actual return in the plan assets during 2002 was a negative SEK 1,565 M (neg: 1,064; neg: 167).

As a result of the financial position of the pension plans at the time SCA changed to reporting in accordance with IAS 19, there are pension plans with a balance sheet surplus, which is reported as long-term financial receivables. Other pension plans that balance sheet-wise are not fully funded, alternatively non-funded, are reported as provisions for pensions. The value of all pension plans is distributed between long-term financial receivables and provisions below.

Provisions for pensions, net, SEK M	2002	2001	2000
Funded pension plans reported as long-term financial receivables	2,339	2,198	1,733
Pension plans reported as provisions for pensions	2,596	2,598	2,624
Provisions for pensions, net	**257**	**400**	**891**

Gains and losses based on changed actuarial assumptions are distributed evenly over the employee's estimated remaining period of employment, to the extent that the total gain or loss falls outside a corridor corresponding to 10% of the higher of the pension obligation or the market value of the pension fund assets.

The summaries below show specifications of the net value of the most important defined-benefit pension obligations.

SEK M	2002	2001	2000
Defined benefit obligation	14,658	14,490	12,147
Fair value of plan assets	–9,636	–11,770	–11,458
Funded status, net	5,022	2,720	689
Unrecognized net actuarial gains and losses	–4,788	–2,330	–59
Pension liability, net	234	390	630
Pension plans reported according to local rules	23	10	261
Provisions for pensions, net	**257**	**400**	**891**

The decreased value of plan assets in the funded/partly funded plans and therefore also the increase in actuarial losses, is largely attributable to the trend of the stock market.

The following table shows the net value distributed taking into account funded, partly funded and wholly unfunded pension plans.

SEK M	2002	2001	2000
Funded plans			
Defined-benefit obligation	11,735	11,633	9,899
Fair value of plan assets	–9,381	–11,445	–11,436
Net value, funded plans	2,354	188	–1,537
Unrecognized actuarial gains and losses, net	–4,635	–2,284	–106
Provisions for pension, funded plans	**–2,281**	**–2,096**	**–1,643**
Partly funded plans			
Defined-benefit obligation	1,562	1,562	108
Fair value of plan assets	–255	–325	–22
Net value, partly funded plans	1,307	1,237	86
Unrecognized actuarial gains and losses, net	–107	–6	4
Provisions for pension, partly funded plans	**1,200**	**1,231**	**90**
Unfunded plans			
Defined-benefit obligation	1,361	1,295	2,140
Unrecognized actuarial gains and losses, net	–46	–40	43
Provisions for pension, unfunded plans	**1,315**	**1,255**	**2,183**
Pension liability, net	234	390	630
Pension plans reported according to local rules	23	10	261
Provisions for pensions, net	**257**	**400**	**891**

In the partly funded plans, SEK 1,220 M (1,216, 85) of the obligation is unfunded.

Of unrecognized net actuarial gains and losses, net, at 31 December 2002, SEK 3,488 M falls outside the corridor and is distributed over the employees' estimated remaining period of employment, currently about 11 years. The market value of management assets at 31 December 2002 does not include any financial instruments issued by the company (724; 865).

The following table shows the trend of pension liability.

SEK M	2002	2001	2000
Balance, 1 January	390	630	836
New pension plans	5	260	
	395	**890**	**836**
Pension costs	449	193	50
Settlements	43	50	–1
Contributions	–759	–732	–276
Translation effects	106	–11	21
Balance, 31 Dec.	**234**	**390**	**630**
Pension plans reported according to local rules	23	10	261
Provisions for pensions, net	**257**	**400**	**891**

Main actuarial assumptions (weighted average)	2002	2001	2000
Disount rate	5.6%	5.8%	5.5%
Expected return on plan assets	7.2%	7.5%	7.5%
Future pay increases	3.1%	3.2%	3.3%
Future cost-of-living increases	2.2%	2.3%	2.3%

Parent Company

The Parent Company's reported pension liability amounted to SEK 245 M (223), of which SEK 9 M (2) pertains to PRI pensions.

Note 18 Other provisions

SEK M	Provisions in conjunction with acquisitions and divestments	Provisions in current operations	Provisions for tax risks	Other	Total
Balance, 1 January	1,076	682	890	324	2,972
Provisions during the year	324	122	–	18	464
Withdrawals during the year	–630	–355	–	–9	–994
Reclassification to operating liabilities	–36	13	–	–17	–40
Eliminations during the year	–97	–	–	–	–97
Translation differences	–75	–35	–	–	–110
Balance, 31 December	**562**	**427**	**890**	**316**	**2,195**

Other provisions amount to SEK 2,195 M (2,972; 2,238). This includes SEK 890 M in provisions for tax risks in conjunction with restructuring, acquisitions and divestments. New provisions were made during the year of SEK 324 M for restructuring measures in conjunction with acquisitions, SEK 122 M for restructuring in current operations. SEK 994 M in reserves were withdrawn for ongoing restructuring programs in the Hygiene Products and Packaging business areas and for measures taken in acquired units. Other provisions include SEK 150 M attributable to Metsä Tissue.

Note 19 Interest-bearing debt

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Amortization within one year	0	4,814	2,069	0	0
Loans maturing within one year	15,241	14,590	10,442	1,320	0
Committed credit facilities with maturity > 1year	–14,005	–14,590	–10,442	0	0
Total short-term interest-bearing debt	**1,236**	**4,814**	**2,069**	**1,320**	**0**
Bond loans	6,916	1,152	1,287	7	7
Convertible loans	292	283	274	291	282
Other long-term loans with maturities > 1 year	5,049	6,907	4,622	169	1,769
Unutilized committed credit faclities with maturities > 1 year	14,005	14,590	10,442	–	–
Total long-term interest-bearing debt	**26,262**	**22,932**	**16,625**	**467**	**2,058**
Total	**27,498**	**27,746**	**18,694**	**1,787**	**2,058**

Assets have been pledged as collateral for SEK 272 M (56; 24) of the long- and short-term loans.

Redemption structure for interest-bearing debt	SEK M
Year	
2003	1,236
2004	3,107
2005	3,658
2006	9,301
2007	7,021
2008 and later	3,175
Total	**27,498**

Gross debt by currency

Taking into account currency swaps and other derivatives for hedging of foreign assets, SCA's gross debt is distributed among the following currencies:

Currency	2002	2001	2000
EUR	9,597	4,532	6,424
GBP	6,990	8,041	7,458
SEK	–1,975	–2,822	–984
DKK	1,874	2,133	2,510
USD	10,094	14,263	1,336
CHF	348	411	421
Other	570	1,188	1,529
Total	**27,498**	**27,746**	**18,694**

Convertible loans, SEK M	2002	2001	2000
1998 SEK 296,933,616 at 0%	291	282	273
Subordinated debenture loan (personnel convertibles) which may be converted to SCA Class B shares on 30 September 2003. Application to convert must be made not earlier than 2 June 2003 and not later than 25 August 2003. Conversion price is SEK 255.80.			
Total loans issued by Parent Company	**291**	**282**	**273**
Bond loan issued by SCA Group Holding B.V.	1	1	1
1989 ECU 101 M at 4.25% Subordinated bond loan convertible to SCA Class B shares between 25 April 1989 and 10 January 2004. Conversion price is SEK 122:70.			
Total loans issued by Group	**292**	**283**	**274**

Conversion of the 1998 convertible debenture loan means that a maximum of 1,160,804 Class B shares may be issued. In addition, 1.5 warrants were issued for each convertible, which means that another 1,741,206 Class B shares may be issued. The estimated premium, SEK 46 M, is reported in restricted shareholders' equity as a reserve.

Conversion of outstanding portions of the 1989 ECU loan means that a maximum of 9,104 B shares may be issued.

Note 20 Other interest-free liabilities

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Accrued expenses and prepaid income	4,842	4,511	3,712	109	100
Current tax liabilities	1,060	1,540	1,973	26	245
Other operating liabilities	2,777	2,529	2,258	37	4
Total interest-free current liabilities	**8,679**	**8,580**	**7,943**	**172**	**349**
Long-term interest-free liabilities	348	508	570	2	2
Total	**9,027**	**9,088**	**8,513**	**174**	**351**
Accrued social costs	368	518	400	13	13
Accrued vacation pay liability	566	589	482	5	7
Accrued financial expenses	218	265	252	12	13
Other items	3,690	3,139	2,578	79	67
Total accrued expenses and prepaid income	**4,842**	**4,511**	**3,712**	**109**	**100**

Other items in 2002 include liabilities to personnel pertaining to salaries and bonus of SEK 735 M.

SEK 133 M of long-term, noninterest-bearing liabilities matures for payment in 2008 or later.

Note 21 Contingent liabilities

SEK M	Group 2002	Group 2001	Group 2000	Parent Company 2002	Parent Company 2001
Discounted bills	1	1	6	–	–
Guarantees for					
– employees	6	5	5	3	3
– associated companies	81	50	55	–	–
– customers and others	33	27	27	–	–
– subsidiaries	–	–	–	21,056	22,922
Other contingent liabilities	26	41	48	10	4
Total	**147**	**124**	**141**	**21,069**	**22,929**

A so-called Control Agreement was established during 1997 between SCA, through its German holding company SCA Group Holding (Deutschland) GmbH, and PWA (name changed to SCA Hygiene Products AG) effective 1 January 1998. The agreement is valid until further notice with a mutual cancellation notice period of six months. The offer to the remaining shareholders to purchase their shares for DEM 281 per share still applies pending legal consideration of the underlying valuation. The Control Agreement entails a liability for the German holding company to carry any losses that arise in SCA Hygiene Products AG during the period of the agreement. SCA has provided a surety for this commitment and to pay an annual dividend of DEM 17.15 per share to the remaining shareholders in SCA Hygiene Products AG.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts are 32 and 36 years. However, SCA has the opportunity to cancel the transactions after about 18 years without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611 M. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in U.S. securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 20% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction is 30 years. However, SCA has the opportunity to cancel the

Note 21 Contingent liabilities, *cont.*

transactions after about 16 years without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442 M. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks with an AA rating, and partly in US securities with a AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Gorthon Lines AB under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Gorthon Lines AB under three time charters. In the event that Gorthon Lines AB does not fulfill its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Gorthon Lines AB or acquire the vessels.

During 2001, certain subsidiaries in France, the UK and Germany entered into agreements with bank-controlled companies pertaining to the ongoing sale of certain accounts receivables through a so-called securitization program. Sold accounts receivable are reported in the consolidated accounts as a reduction in the accounts receivable line item. As a hedge against losses, the buying company receives a certain portion of the consideration for the accounts receivables. This amount is reported under other current receivables. The current costs for the program is reported as a financial expense. The total net proceeds amounted at the close of 2002 to SEK 1,277 M.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In the sale of companies and operations SCA has provided the customary seller guarantees.

Note 22 Assets pledged

	Group						Parent Company				
SEK M	Owed to credit institutions	Other interest-bearing debt	Other	Total 2002	Total 2001	Total 2000	Owed to credit institutions	Other interest-bearing debt	Other	Total 2002	Total 2001
Real estate mortgages	1,536	2	–	1,538	656	571	481	–	–	481	481
Chattel mortgages	77	36	6	119	95	26	–	20	–	20	20
Other mortgages	–	–	38	38	40	55	–	–	38	38	40
Total	**1,613**	**38**	**44**	**1,695**	**791**	**652**	**481**	**20**	**38**	**539**	**541**

Certain of these assets were pledged as collateral for debt amounting to SEK 272 M (56; 24) at year-end 2002. Real estate mortgages covering liabilities to credit institutions include a pledge of SEK 858 M to CartoInvest, a company acquired during the year. Outstanding real estate mortgages include pledges for loans that are nearly fully amortized, but where the pledge must remain with the counterparty until the loan is fully paid, among others, the pledge in CartoInvest above.

Note 23 Tax assessment values

Tax assessment values relate to assets in Sweden, as follows:

SEK M	Group 2002	Group 2001	Group 2000	Parent company 2002	Parent company 2001
Buildings	3,642	3,619	3,459	12	13
Land and other property	8,024	8,471	7,984	7,877	8,326
Total	**11,666**	**12,090**	**11,443**	**7,889**	**8,339**

The book value of buildings with tax assessment values in accordance with the above was SEK 1,556 M (1,461) in the Group. The book value of land and other property with tax values in accordance with the above was SEK 6,097 M (6,073) in the Group.

Note 24 Value of forest land

SEK M	2002	2001	2000	1999	1998
Book value	5,870	5,851	5,037	4,702	4,582
Tax assessment value, forestland	1,654	2,096	1,598	1,034	345
Taxed forestry value	6,223	6,230	6,231	6,230	6,231
Tax value forest, total	**7,877**	**8,326**	**7,829**	**7,264**	**6,576**

The tax value of forestland is included in reported tax value of land and other property in Note 23.

Note 25 Number of employees and wages, salaries and remuneration

Average number of emplyees	2002	2001	2000
SCA Group total	43,374	42,049	37,700
of whom, women	*24%*	*23%*	*22%*
Sweden	6,204	6,276	6,416
of whom, women	*23%*	*24%*	*23%*
of which, Parent Company	77	71	71
of whom, women	*52%*	*49%*	*44%*
Subsidiaries	35,332	35,773	31,284
of whom, women	*24%*	*23%*	*22%*
Joint Venture companies	1,838	–	–
of whom, women	*27%*	–	–
Number of countries	43	43	41

Wages, salaries and remuneration	2002	2001	2000
Parent Company			
Board of Directors[1], President and Exec. VPs	28	20	22
of which, variable salary	*10*	*3*	*8*
Other employees	59	46	42
Total, Parent Company	**87**	**66**	**64**
Subsidiaries			
Board of Directors, President and Exec. VPs	323	125	192
of which, variable salary	*51*	*28*	*42*
Other employees	12,313	12,605	10,030
Total, subsidiaries	**12,636**	**12,730**	**10,222**
Joint Venture companies			
Boards of Directors, Presidents and Exec. VPs	48	–	–
of which, variable salary	*2*	–	–
Other employees	282	–	–
Total Joint Venture companies	**330**	–	–
Group total	**13,053**	**12,796**	**10,286**
of which, Boards of Directors, Presidents and Exec. VPs	*399*	*145*	*214*
of which, variable salary	*63*	*31*	*50*

[1] Includes SEK 2.6 M (2.6; 2.7) Board fees approved by the Annual General Meeting.

Note 25 Number of employees and wages, salaries and remuneration, *cont.*

Statutory and contractual payroll expenses	2002	2001	2000
Parent Company	66	49	46
of which, pension costs[1]	*22*	*30*	*30*
Subsidiaries	3,698	3,525	2,734
of which, pension costs	*944*	*635*	*638*
Joint Venture companies	51	–	–
of which, pension costs	*33*	–	–
Group total	**3,815**	**3,574**	**2,780**
of which, pension costs[2]	*999*	*665*	*668*

[1] SEK 12 M (13; 22) of Parent Company pension costs pertain to the Board, President and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 157 M (119; 107).

[2] SEK 40 M (45; 58) of pension costs pertain to the Boards, Presidents and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 344 M (293; 241).

Distribution of employees by age groups	21–30 år	31–40 år	41–50 år	51–60 år
	18%	32%	28%	18%

2% of SCA's employees are under the age of 20, and 2% are older than 60.

During 2002, SCA invested an average of SEK 120 M in competence-enhancement measures, corresponding to slightly less than SEK 3,000 per employee.

The added-value per employee in 2002 amounted to SEK 599,000 (626,000).

The proportion of college-educated personnel amounts to slightly more than 10%.

Personnel turnover (persons who left and were replaced) in the Group during 2002 was about 11%.

Note 26 Remuneration to senior executives

Principles

A fee is paid to the Board Chairman and other members elected by the Annual General Meeting in accordance with the decision of the Annual General Meeting. A separate fee is paid for work carried out in the Salary Committee.

Remuneration to the CEO and other senior executives comprises a base salary, any bonus (variable remuneration), other benefits and pension. Other senior executives include vice presidents, business area presidents, head of central staff units, and others; see page 78 for a listing.

The distribution between base salary and variable remuneration must be in proportion to the executive's responsibility and authority. For the CEO, as well as other senior executives, the variable remuneration is maximized at 50% of the base salary. The variable remuneration shall be based on the outcome in relation to established goals and, to the extent possible, be linked to the value development for the SCA share that accrues to the shareholders. With regard to the company's incentive system, see below under Incentive.

Pension benefits, variable remuneration and other benefits to the CEO and other senior executives comprise parts of the total remuneration.

Remuneration and other benefits during the year

	Base salary/ Board fees	Variable remuneration	Other benefits	Pension costs	Financial instruments (incl. stock options)	Total
Board Chairman (formerly CEO)	3,160,466/ 950,000	2,482,356	334,776	208,108	2,600,000	9,735,706
CEO	4,669,059	1,482,811	264,284	853,375	2,275,000	9,544,529
Other senior executives (10 persons)	31,961,462	9,009,003	1,087,687	11,863,512	10,335,000	64,256,664
Total	**40,740,987**	**12,974,170**	**1,686,747**	**12,924,995**	**15,210,000**	**83,536,899**

Comments to table

- The Board Chairman left his position as president and CEO in conjunction with the Annual General Meeting in April 2002. At the same time, he was elected Chairman of SCA's Board. In applying the company's earlier contract with him, from the date he left employment and until he reaches age 65, he will in all significant respects remain at a remuneration level that is comparable to his previous employment benefits (excluding bonus). In addition to contractual pension, he will accordingly receive an annual supplementary amount, which for 2002 amounted SEK 1,307,615 and together with the salary he received prior to leaving his position as CEO, SEK 1,852,851, plus the fee for serving as Board Chairman and on its Salary Committee, totaling SEK 950,000, which is reported in the table above.
- Variable remuneration for fiscal year 2002 refers to bonus, which is paid during 2003. For information about how the bonus is calculated, see below under Incentive.
- Other benefits pertain to housing and a company car (excluding fuel).
- Most of the Group's senior executives have defined-benefit pension plans. Pension costs pertain to the costs that affected earnings for the year. For additional information about pensions, see below under Pensions and severance pay.
- Financial instruments pertain to the theoretical value at the date of allotment for the stock options that senior executives received at no cost during 2002. For information about how the value is calculated, see below.

Incentive

SCA's incentive system involves executives at the Group and business area level. Through 2002, the incentive system involved two parts: a long-term component (3 years) and a short-term component (1 year).

The long-term element is based on a rolling earnings period of three years. The outcome depends on how the value (so-called effective return) on the SCA Class B shares develops during a three-year period in relation to the growth in value of SCA's competitors in Sweden and other countries, and on stock exchange as a whole. For the CEO and the business area presidents, after a three-year period, the maximum bonus can amount to 45% of base salary (1999), which is paid in its entirety in SCA shares. For the other executives included in the program, the maximum outcome can be 35% of the base salary (1999), of which 30% paid in SCA shares, and 5% in cash. A general condition for payment of a bonus is that the dividend on the SCA Class B shares not be reduced in relation to the year-earlier dividend.

The long-term component of the bonus system above expired at year-end 2002 when the program under which allotment was made in 2000 expires. For the time thereafter allotment was made in accordance with a two-year stock option program at no cost to the employee. At the same time, the compensation level was reduced from 45% (respectively 35%) to 20% of the base salary. With regard to the stock option program, see below under Financial instruments.

The short-term component is based on an earnings period of one year. The bonus amount, which for 2002 cannot exceed a maximum of 15% of the base salary, is related to whether or not targets established for operating cash flow are achieved during the year. For 2003, the outcome can amount to a maximum of 30% of base salary, with the possibility of an additional 20%, if the established cash flow goal is exceeded by at least 15% and the value development of the SCA B share has been at least as good as SCA's competitors in Sweden and abroad. The bonus payments deriving from the short-term component are paid in cash. The targets for the short-term component for the CEO and the presidents of the business areas are established each year by the Salary Committee of the Board of Directors. The targets for the other executives are set by the CEO.

The bonus system's long-term component for the former CEO (currently the Board Chairman) for 2000, 2001 and 2002, resulted in a bonus corresponding to 15% per year, which was paid in SCA shares during 2003. The short-term component of the bonus system for 2002 resulted in a bonus corresponding to 15%, which was paid in cash during 2003. After year-end 2002, the former CEO does not participate any longer in the company's bonus system.

The bonus system's long-term component for the current CEO for 2000, 2001 and 2002, resulted in a bonus corresponding to 11% per year, which was paid in SCA shares during 2003. The short-term component of the bonus system resulted in a bonus corresponding to 15%, which was paid in cash during 2003.

The bonus system's long-term component for other executives for 2000, 2001 and 2002, resulted in a bonus corresponding to 12–15% per year of base salary which was paid in SCA shares and in cash during 2003.

Note 26 Remuneration to senior executives, *cont.*

Financial instruments, etc.

	Programs from prior years			This year's program		
	Convertibles 1998/2003	Warrants 1998/2003	Stock options 2001/2008	Stock options 2002/2009		
	Number	Number	Number	Number	Theoretical value	Benefit
Board Chairman (formerly CEO)	1,800	–	40,000	40,000	2,600,000	2,600,000
CEO	360	540	20,000	35,000	2,275,000	2,275,000
Other senior executives	9,072	5,562	142,333	159,000	10,335,000	10,335,000
Total	**11,232**	**6,102**	**202,333**	**234,000**	**15,210,000**	**15,210,000**

Comments to table

- At 31 December 2002, senior executives held convertibles/warrants from the 1998/2003 program and the 2001/2008 and 2002/2009 stock option programs. For specific terms for these programs, see below and in Note 27. Programs from prior years are concluded.
- During 2002, senior executives received stock options at no cost. The options have so many entitlement restrictions that they are considered to lack market value. A theoretical value has been calculated based on the Black & Scholes valuation model. Based on analysis of the historical volatility for the company's and comparable companies' market prices, the expected volatility during the lifetime of the options is calculated at 25%. The entitlement restrictions have a value-reducing effect which, among other factors, is calculated based on the company's expected personnel turnover and the probability of exercise for expiration. In total, the estimated value reduction corresponds to 30% in relation to the value calculated for the stock options in accordance with the Black & Scholes valuation model. The theoretical value of the stock options at the date of allotment has been estimated at SEK 65 per stock option. The corresponding theoretical value at 31 December 2002 has been estimated at SEK 27 per stock option. The terms for the options program are described below.

As described above, the long-term component of the bonus system was terminated at year-end 2002, after which allotment was made in accordance with a two-year stock option program at no cost to the employee. Accordingly, the CEO was allotted 35,000 options for 2002. Other executives covered by the program have been allotted options at a value (theoretically calculated) at allotment that does not exceed about 20% of the individual's base salary. The total number of stock options that have been allotted for both years to the executives concerned (about 200 persons) amounts to 1,800,000. The lifetime of the options is seven years and 1/3 of the options can be exercised after one year, 1/3 after two years and the remaining 1/3 after three years. At exercise of the options, the employees shall effect payment corresponding to the average last paid price of the SCA B share at a certain period prior to the allotment time. The exercise price for the options allotted in 2001 was established based on the average market price during a ten-day period in May 2001, SEK 220.00. The exercise price for the options allotted in 2002 was established based on the average market price during a ten-day period in May 2002, SEK 347.50. The costs for social fees at exercise of the stock option program has been hedged with regard to increases in the price of the SCA share. The risk of a downturn in share price is not hedged. A price decline to SEK 200 would result in a cost of about SEK 30 M.

Pensions and severance pay

The pension agreement for the CEO , who has a defined benefit plan, is formulated so that the old age pension (including general pension benefits) is paid from the age of 65 at 70% of salary at retirement (excluding bonus). This is contingent upon employment being sustained during at least 20 years from the date the CEO reached 40 years of age. Upon termination of employment prior to age 65, a paid-up policy is received for pension payments from age 65. This is contingent upon employment being sustained in the Group during at least 3 years from the date the CEO reached 40 years of age. In addition, survivors' pension amounts to about 50% of retirement pension.

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the period of notification. The agreement does not contain any stipulations with regard to severance pay.

In the case of other senior executives in the Group there is a pension plan which, in the normal case is a defined-benefit plan, which grants the executive the right at age 65 to receive a pension (including general pension benefits) at up to 70% of the salary. Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, survivors' pension amounts to about 50% of retirement pension.

In normal cases, a notification period of two years applies between the company and other senior executives at notice given by the company. The executive has a corresponding right with a period of notification of one year. In normal cases, the executive is expected to remain at the company's disposal during the period of termination. The agreement does not contain any stipulations with regard to severance pay.

Preparation and decision processes

During the year, the Salary Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation contained the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Salary Committee proposed criteria for assessing bonus outcome, allotment and size of remuneration in the form of financial instruments and pension terms.

The Board discussed the Salary Committee proposal and decided based on the committee's recommendations.

The remuneration to the CEO for fiscal 2002 was decided by the Board based on the Salary Committee's recommendation. Remuneration to other senior executives was decided by the Salary Committee based on the recommendation of the CEO.

When it was deemed appropriate, the work of the Salary Committee was carried out with the support of external expertise. For information amount the composition of the Salary Committee, see page 77.

Note 27 Part ownership and option program

In 1998, employees in ten countries were offered the chance to invest in so-called options convertibles in order to become part-owners in SCA with a limited amount of risk. Subscription could occur in blocks of not less than SEK 9,756 (1 lot) and not more than SEK 487,800 (50 lots). In total, approximately 12,000 employees subscribed for options totaling SEK 296 M. The program will be in effect for five years. Each subscription lot consists of 36 convertibles and 54 options, each carrying the right for conversion/subscription to one Class B share in SCA. Conversion can be effected during the period 2 June – 25 August 2003, while subscription through exercise of the warrants can be effected during the period 1 October 1998 – 25 August 2003. Conversion price/subscription price was set at SEK 271. After adjustment for new issues in 1999, each convertible carries rights to 1.06 shares and each warrant to subscribe for 1.06 shares. The new conversion/exercise price is SEK 255.80 per share.

In 1999, senior executives in the Group were invited to participate in a five-year option program. Custos, Industrivärden and Skandia issued a total of 942,000 call options. The price of the options was established at SEK 20 per option, which was the market price. Each call option grants the right, from 26 April 2004 through 28 May 2004, to acquire one B share in SCA at a redemption price of SEK 283. After adjustment for the new issue in 1999, each call option carries rights to acquire 1.06 shares at an exercise price of SEK 266.79 per share. The exercise price will be adjusted if dividend growth deviates from the assumed level of 13% annually.

Specification to Note 10

Parent Company shareholdings in subsidiaries 31 Dec. 2002

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
Swedish subsidiaries:					
AB SCA Finans	556108-5688	Stockholm	420,750	100	4,650
Fastighets- och Bostadsaktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings Aktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding B.V.	33181970	Amsterdam	246,347	100	45,754
SCA Reinsurance Ltd	168575	Dublin	5,000,000	100	116
Parent Company shareholdings in subsidiaries					**50,534**

Group holdings of shares and participations in associated companies, 31 December 2002

Company name	Reg. no.	Registered office	No. of shares	Capital %	Book value, SEK M
SCA Weyerhaeuser Packaging Holding Co Asia Ltd.	F8093	Hongkong	158,720	50	131
Staper Ltd	1130403	Aylesford	100,000	50	6
Atkasan	288K-813	Izmir	44,625	35	3
Kaplamin Ambalaj Sanayi ve Ticaret AS	1835171	Izmir	8,750,000	29	92
Ova SCA Packaging Ambalais Ticaret AS	4702	Tarsus-Mersin	3,783,000	29	34
Lantero Carton	A-81907701	Madrid	10,000	25	248
Selkasan Kagit ve Paketleme Malzemeleri Imalati Sanayi ve Ticaret AS	19945001	Manisa	9,277,800	15	23
IL Returpapper	556056-2687	Stockholm	14,000	15	3
Central Package Singapore Private Ltd.		Singapore	12,464,754	48	296
Bio Energi i Norrland AB	556129-8885	Härnösand	4,250	43	10
Les Bois de la Baltique SA	682039060	Rochefort	75,000	33	20
Cartografica Galeotti SPA	1333330464	Lucca	16,666	33	9
Herrera Holding Inc.	A200100676	Mahati City	12,920	40	2
KB Kraftwerk Betriebs GmbH	HR B 3847	Aschaffenburg	3	33	16
Tuscarora (Ireland) Ltd.	211813	Navan Co Meath	100	5	2
Paredes	B955 509 609	Genas	43,747	23	69
Papyrus	FN124517p	Vienna	1	32	7
GAE Smith	1075198	Leicester	44,300	50	63
Sundsvallshamn AB	556015-8072	Sundsvall	27,000	45	11
Scaninge Holding AB[1]	556584-5194	Kramfors	665,348	59	489
Övriga intressebolag					10
Book value, associated companies					**1,544**

[1] 50% of votes.

Specification to Note 10, *cont.*

Group holdings of shares and participations in major companies 31 Dec. 2002

The list of companies includes those with sales exeeding SEK 500 M in 2002.

Company name	Reg. no.	Registered office	Capital %
Subsidiaries			
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim	100
SCA Holz GmbH	HRB1532	Hösbach	67
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden	100
SCA Hygiene Products AG	010.3.917.992-8	Regensdorf	100
SCA Hygiene Products GmbH, Vienna	FN49537z	Vienna	100
SCA Hygiene Products SA-NV, Belgium	Verviers 038415	Stembert	100
SCA Hygiene Products S.A., France	475581948	Linselles	100
Apura S.A.	702014101	Sausheim	100
SCA Hygiene Products (Fluff) Ltd	577116	Dunstable	100
SCA Hygiene Products Nederland B.V.	30135724	Zeist	100
Uni-Charm Mölnlycke B.V.	330631	Hoogezand	40
SCA Hygiene Products Incontinence Care	2603920121	Milan	100
SCA Hygiene Products S.p.A.	7607890154	Italy	100
SCA Hygiene Paper Espana SL	B61534731	Valls	100
SCA Hygiene Products spol.s.r.o.	31723837	Gemerska Horka	100
SCA Hygiene Products AB	556007-2356	Härryda	100
SCA Hygiene Products A/S, Denmark	30877	Alleröd	100
OY SCA Hygiene Products AB	FI01650275	Helsinki	100
SCA North America Inc.	23-3061590	Delaware	100
SCA Incontinence Care Inc.	23-2832852	Delaware	100
SCA Tissue North America LLC	58-2494137	Delaware	100
Serac LLC	23-3045444	Delaware	100
Tuscarora Inc.	25-1119372	Pennsylvania	100
SCA Hygiene Products Inc.	421987	Ontario	100
SCA Graphic Sundsvall AB	556093-6733	Sundsvall	100
SCA Timber AB	556047-8512	Sundsvall	100
SCA Skog AB	556048-2852	Sundsvall	100
SCA Transforest AB	556431-6965	Sundsvall	100
SCA Graphic Laakirchen AG	FN171841H	Laakirchen	100
SCA Emballage France SA	B352398796	Cergy	100
Huges Nicolett SA	B662001171	Neuilly sur Seine	100
SCA Packaging Belgium NV	153373	Gent	100
SCA Packaging Switzerland AG	400.3.006.269-5	Oftringen	100
SCA Packaging Ltd.	192236	Aylesford	100
SCA Packaging Benelux BV	8046917	Eerbeek	100
SCA Packaging De Hoop BV	8000416	Eerbeek	100
SCA Packaging Deutschland AG & Co KG	HRA3009	Mannheim	100
Verpackung + display GmbH & Co	HRA1127	Fulda	100
SCA Packaging Containerboard Deutschland GmbH	HRB3097	Traunstein	100
SCA Packaging Italia SpA	MI 6562/1999	Milan	100
SCA Packaging Djursland AS	32797	Grenå	100
SCA Packaging Finland Oy	8615544	Tampere	100
SCA Packaging Obbola AB	556147-1003	Umeå	100
SCA Packaging Munksund AB	556237-4859	Piteå	100
SCA Packaging Sweden AB	556036-8507	Värnamo	100
SCA Wertstoff	HRB 12280	Traunstein	100
SCA Recycling UK Ltd.	214967	Aylesford	100
Joint Ventures			
Aylesford Newsprint Holdings Ltd.	2816412	Aylesford	50
Sancela S.A. De CV	SAN-790424-8KI	Mexico City	49
Sancela (Holding) Pty Ltd.	ANC 005442375	Clayton	50
Productos Familia S.A., Colombia	Sahrecertif. 1260	Medellin	50

The complete statutory specifications are included in the Annual report submitted to the National Swedish Patent and Registration Office. This specification for the years 1998–2002 is available from SCA, Group Secretariat, Box 7827, SE-103 97 Stockholm, Sweden.

Proposed disposition of earnings

As shown in the consolidated balance sheet, distributable shareholders' equity amounts to SEK 29,978 M.
Distributable shareholders' equity at the Parent Company:

retained earnings	12,732,339,229
earnings for the year	1,051,017,103
Total SEK	**13,783,356,332**

The Board of Directors and the President recommend:

to be distributed to the shareholders, a dividend of SEK 9.60 per share	2,212,094,640[1]
retained earnings to be carried forward	11,571,261,692
Total SEK	**13,783,356,332**

Stockholm, 20 February 2003

Sverker Martin-Löf
Chairman

Jörgen Andersson | Erik Engström | Sören Gyll

Tom Hedelius | Bruno Lundgren | Anders Nyrén

Lars Ramqvist | Alf Söderlund | Jan Åström, President

Our audit report was submitted on 20 February 2003

Robert Barnden
Authorized Public Accountant

[1] Based on the number of shares outstanding at 31 December 2002. The dividend amount could change due to any treasury stock transactions carried out to and including the record date of 8 April 2003.

Audit report

To the general meeting of the shareholders of Svenska Cellulosa Aktiebolaget SCA (publ)
Reg. No: 556012-6293

We have audited the Parent Company and the consolidated financial statements, the accounts and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for 2002. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards in Sweden. Those Standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the financial statements. As a basis for our opinion, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability to the Company of any Board member or the President. We have also examined whether any Board member or the President acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

In our opinion, the Parent Company and the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the Group's results and financial position in accordance with Swedish GAAP.

We recommend that the General Meeting adopt the income statements and the balance sheets of the Parent Company and the Group, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 20 February 2003

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

Quarterly data

Business areas

	Full year 2002	2002 IV	2002 III	2002 II	2002 I	Full year 2001	2001 IV	2001 III	2001 II	2001 I
NET SALES (SEK M)										
Hygiene Products	45,197	11,240	11,481	11,790	10,686	40,797	10,668	10,580	10,963	8,586
Consumer products	*23,291*	*5,909*	*5,994*	*6,228*	*5,160*	*20,954*	*5,366*	*5,341*	*5,206*	*5,041*
AFH and incontinence products	*21,906*	*5,331*	*5,487*	*5,562*	*5,526*	*19,843*	*5,302*	*5,239*	*5,757*	*3,545*
Packaging	30,549	7,940	7,780	7,489	7,340	29,230	7,400	7,284	7,659	6,887
Forest Products	13,551	3,603	3,201	3,430	3,317	13,556	3,621	3,257	3,296	3,382
Publication papers	*7,157*	*1,987*	*1,707*	*1,812*	*1,651*	*7,850*	*2,125*	*1,955*	*1,910*	*1,860*
Pulp, Timber and Solid wood products	*6,394*	*1,616*	*1,494*	*1,618*	*1,666*	*5,706*	*1,496*	*1,302*	*1,386*	*1,522*
Other	1,591	284	463	461	383	1,822	538	429	430	425
Intra-Group deliveries	–2,842	–638	–678	–815	–771	–3,025	–718	–757	–792	–758
Total net sales	**88,046**	**22,429**	**22,247**	**22,355**	**21,015**	**82,380**	**21,509**	**20,793**	**21,556**	**18,522**
OPERATING SURPLUS (SEK M)										
Hygiene Products	7,966	2,002	2,051	2,054	1,859	6,632	1,863	1,759	1,740	1,270
Consumer products	*4,220*	*1,046*	*1,087*	*1,114*	*973*	*3,445*	*1,012*	*915*	*775*	*743*
AFH and incontinence products	*3,746*	*956*	*964*	*940*	*886*	*3,187*	*851*	*844*	*965*	*527*
Packaging	4,646	1,195	1,240	1,081	1,130	4,846	1,177	1,199	1,258	1,212
Forest Products	3,009	798	677	748	786	4,111	1,068	1,007	1,003	1,033
Publication paper	*1,806*	*509*	*380*	*449*	*468*	*2,585*	*702*	*693*	*624*	*566*
Pulp, Timber and Solid wood products	*1,203*	*289*	*297*	*299*	*318*	*1,526*	*366*	*314*	*379*	*467*
Other	–287	–104	–67	–62	–54	–221	–51	–60	–54	–56
Total operating surplus	**15,334**	**3,891**	**3,901**	**3,821**	**3,721**	**15,368**	**4,057**	**3,905**	**3,947**	**3,459**
OPERATING PROFIT (SEK M)										
Hygiene Products	5,487	1,357	1,419	1,428	1,283	4,473	1,240	1,200	1,175	858
Consumer products	*2,808*	*661*	*719*	*755*	*673*	*2,269*	*699*	*611*	*492*	*467*
AFH and incontinence products	*2,679*	*696*	*700*	*673*	*610*	*2,204*	*541*	*589*	*683*	*391*
Packaging	3,065	786	839	702	738	3,286	777	800	851	858
Forest Products	1,986	560	406	488	532	2,976	776	710	730	760
Publication paper	*1,014*	*305*	*181*	*251*	*277*	*1,818*	*494*	*480*	*464*	*380*
Pulp, Timber and Solid wood products	*972*	*255*	*225*	*237*	*255*	*1,158*	*282*	*230*	*266*	*380*
Other	–300	–108	–70	–63	–59	–233	–60	–62	–53	–58
Operating profit before goodwill amortization	**10,238**	**2,595**	**2,594**	**2,555**	**2,494**	**10,502**	**2,733**	**2,648**	**2,703**	**2,418**
Goodwill amortization*	–1,137	–277	–295	–291	–274	–1,010	–281	–258	–266	–205
Total operating profit	**9,101**	**2,318**	**2,299**	**2,264**	**2,220**	**9,492**	**2,452**	**2,390**	**2,437**	**2,213**
*** Goodwill amortization:**										
Hygiene Products	–417	–100	–109	–110	–98	–330	–104	–84	–87	–55
Packaging	–379	–91	–100	–96	–92	–342	–94	–87	–94	–67
Common	–341	–86	–86	–85	–84	–338	–83	–87	–85	–83
Group	**–1,137**	**–277**	**–295**	**–291**	**–274**	**–1,010**	**–281**	**–258**	**–266**	**–205**
MARGINS (%)										
Operating surplus margin										
Hygiene Products	18	18	18	17	17	16	17	17	16	15
Consumer products	*18*	*18*	*18*	*18*	*19*	*16*	*19*	*17*	*15*	*15*
AFH and incontinence products	*17*	*18*	*18*	*17*	*16*	*16*	*16*	*16*	*17*	*15*
Packaging	15	15	16	14	15	17	16	16	16	18
Forest Products	22	22	21	22	24	30	29	31	30	31
Publication paper	*25*	*26*	*22*	*25*	*28*	*33*	*33*	*35*	*33*	*30*
Pulp, Timber and Solid wood products	*19*	*18*	*20*	*18*	*19*	*27*	*24*	*24*	*27*	*31*
Operating margin excl. goodwill amortization										
Hygiene Products	12	12	12	12	12	11	12	11	11	10
Consumer products	*12*	*11*	*12*	*12*	*13*	*11*	*13*	*11*	*9*	*9*
AFH and incontinence products	*12*	*13*	*13*	*12*	*11*	*11*	*10*	*11*	*12*	*11*
Packaging	10	10	11	9	10	11	11	11	11	13
Forest Products	15	16	13	14	16	22	21	22	22	22
Publication paper	*14*	*15*	*11*	*14*	*17*	*23*	*23*	*25*	*24*	*20*
Pulp, Timber and Solid wood products	*15*	*16*	*15*	*15*	*15*	*20*	*19*	*18*	*19*	*25*

Group

	Full year 2002	2002 IV	2002 III	2002 II	2002 I	Full year 2001	2001 IV	2001 III	2001 II	2001 I
EARNINGS (SEK M)										
Net sales	88,046	22,429	22,247	22,355	21,015	82,380	21,509	20,793	21,556	18,522
Operating surplus	15,334	3,891	3,901	3,821	3,721	15,368	4,057	3,905	3,947	3,459
Depreciation according to plan, fixed assets	–5,314	–1,371	–1,350	–1,323	–1,270	–4,880	–1,323	–1,260	–1,260	–1,037
Amortization according to plan, goodwill	–1,137	–277	–295	–291	–274	–1,010	–281	–258	–266	–205
Share in earnings of other associated companies	218	75	43	57	43	14	–1	3	16	–4
Operating profit	**9,101**	**2,318**	**2,299**	**2,264**	**2,220**	**9,492**	**2,452**	**2,390**	**2,437**	**2,213**
Financial items	–1,023	–265	–267	–238	–253	–1,402	–340	–392	–420	–250
Earnings after financial items	**8,078**	**2,053**	**2,032**	**2,026**	**1,967**	**8,090**	**2,112**	**1,998**	**2,017**	**1,963**
Income taxes	–2,341	–574	–569	–608	–590	–2,444	–650	–578	–591	–625
Minority interest	–44	–11	–7	–14	–12	–59	–10	–15	–19	–15
Net earnings after tax	**5,693**	**1,468**	**1,456**	**1,404**	**1,365**	**5,587**	**1,452**	**1,405**	**1,407**	**1,323**
Earnings per share, SEK	**24.54**	**6.33**	**6.27**	**6.05**	**5.89**	**24.05**	**6.26**	**6.07**	**6.04**	**5.68**
MARGINS (%)										
Operating surplus margin	17.4	17.3	17.5	17.1	17.7	18.7	18.9	18.8	18.3	18.7
Operating margin, excl. goodwill amortization	11.6	11.6	11.7	11.4	11.9	12.7	12.7	12.7	12.5	13.1
Operating margin	10.3	10.3	10.3	10.1	10.6	11.5	11.4	11.5	11.3	12.1
Financial net margin	–1.1	–1.1	–1.2	–1.1	–1.2	–1.7	–1.6	–1.9	–2.0	–1.4
Profit margin	**9.2**	**9.1**	**9.1**	**9.1**	**9.8**	**9.8**	**9.8**	**9.6**	**9.3**	**10.6**

Group by country

	Net sales				Average no. of employees[1]				Salaries[1]	
	SEK M 2002	%	SEK M 2001	%	2002	of whom, women %	2001	of whom, women %	SEK M 2002	SEK M 2001
Sweden	**7,284**	**8**	**6,861**	**8**	**6,204**	**23**	**6,276**	**24**	**2,112**	**2,005**
EU excl. Sweden										
Germany	12,514	14	11,755	14	5,985	19	4,969	16	1,592	1,964
UK	12,381	14	12,670	16	5,712	18	5,995	18	1,952	2,086
France	8,217	9	7,498	9	3,522	25	3,544	24	929	825
Italy	5,757	7	4,842	6	2,226	17	1,410	22	589	519
The Netherlands	4,251	5	4,450	5	2,328	11	2,248	12	868	917
Denmark	3,272	4	3,346	4	1,747	21	1,744	20	680	665
Spain	3,008	3	2,306	3	723	23	441	32	162	128
Belgium	2,562	3	2,438	3	1,093	22	1,136	20	412	437
Austria	1,891	2	1,725	2	1,448	16	1,474	14	454	544
Finland	1,366	2	1,322	2	417	31	510	32	147	99
Greece	1,034	1	1,112	1	549	16	507	16	96	93
Portugal	718	1	631	1	222	50	227	51	42	36
Ireland	642	1	678	1	95	34	99	44	22	25
Luxembourg	57	0	54	0	–	–	–	–	–	–
Total EU, excl. Sweden	**57,670**	**66**	**54,827**	**67**	**26,067**	**19**	**24,304**	**19**	**7,945**	**8,338**
Rest of Europe										
Norway	1,740	2	1,650	2	170	47	241	45	77	141
Switzerland	988	1	992	1	410	29	422	27	175	195
Hungary	734	1	590	1	298	40	251	32	33	27
Czech Republic	689	1	589	1	1,009	51	916	52	57	65
Poland	657	1	688	1	288	39	352	32	50	54
Slovakia	151	0	129	0	428	26	396	30	21	18
Lithuania	145	0	132	0	144	40	323	34	9	16
Estonia	126	0	119	0	83	24	89	23	8	6
Latvia	120	0	142	0	28	64	26	62	4	3
Romania	77	0	75	0	–	–	8	25	–	0
Turkey	71	0	40	0	–	–	–	–	–	–
Other	390	0	314	1	–	–	5	20	–	0
Total rest of Europe	**5,888**	**7**	**5,460**	**7**	**2,858**	**40**	**3,029**	**38**	**434**	**525**
Rest of world										
US	11,726	13	9,877	12	4,827	32	4,833	31	2,157	1,619
Canada	998	1	927	1	199	34	201	3	82	94
Colombia	785	1	749	1	837	29	946	29	123	61
Russia	633	1	644	1	996	45	1,054	33	46	20
Mexico	604	1	614	1	434	35	418	21	40	37
Japan	331	0	279	0	51	65	45	79	24	22
Other	2,127	2	2,142	2	901	26	943	26	90	75
Total rest of world	**17,204**	**19**	**15,232**	**18**	**8,245**	**33**	**8,440**	**29**	**2,562**	**1,928**
SCA GROUP	**88,046**	**100**	**82,380**	**100**	**43,374**	**24**	**42,049**	**23**	**13,053**	**12,796**

[1] Including SCA's share in joint venture companies.

Ten-year comparison

SEK M	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
STATEMENT OF EARNINGS										
Net sales	**88,046**	82,380	67,157	64,896	61,273	58,595	55,405	65,317	33,676	33,420
Operating profit [1]	**9,101**	9,492	10,534	6,733	6,428	5,568	4,581	7,350	1,810	2,172
Hygiene Products	**5,487**	4,473	2,909	2,613	2,463	2,611	2,277	1,254	676	1,012
Packaging	**3,065**	3,286	2,977	2,216	1,510	1,219	939	2,370	910	680
Forest Products	**1,986**	2,976	2,720	2,123	2,046	1,259	1,352	2,483	–	–
Graphic Paper	**–**	–	–	–	–	–	–	–	495	35
Forest and Timber	**–**	–	–	–	–	–	–	–	869	515
Fine Paper	**–**	–	644	491	528	438	–235	739	–	–
Other operations	**–300**	–233	–18	–108	285	384	436	299	193	–11
Divested units	**–**	–	–	–	3	29	100	210	175	204
Goodwill amortization	**–1,137**	–1,010	–729	–602	–407	–372	–288	–301	–288	–287
Nonrecurring items [2]	**–**	–	2,031	–	–	–	–	296	–1,220	25
Financial income	**409**	380	531	322	280	280	319	296	252	217
Financial expense	**–1,432**	–1,782	–1,738	–1,534	–1,539	–1,391	–1,327	–1,915	–1,002	–1,179
Earnings after financial items	**8,078**	8,090	9,327	5,521	5,169	4,457	3,573	5,731	1,060	1,210
Income taxes	**–2,341**	–2,444	–2,133	–1,849	–1,680	–1,337	–1,144	–1,915	–423	–79
Minority interest	**–44**	–59	–46	–70	–110	–361	–312	–352	–82	–60
Net earnings for the year [3]	**5,693**	5,587	7,148	3,602	3,379	2,759	2,117	3,464	555	1,071
BALANCE SHEET										
Fixed assets (excl. financial receivables)	**75,462**	76,967	60,962	61,065	55,147	50,351	48,599	46,822	31,336	30,983
Receivables and inventories	**24,765**	23,338	21,765	18,311	18,790	16,726	15,461	16,435	10,606	10,409
Financial receivables	**6,151**	3,888	3,497	1,278	1,485	1,370	1,072	1,128	131	175
Short-term investments	**306**	406	502	2,930	1,132	676	1,469	1,692	1,873	1,296
Cash and bank balances	**2,520**	2,189	1,440	1,630	1,819	1,582	1,393	2,053	982	1,388
Total assets	**109,204**	106,788	88,166	85,214	78,373	70,705	67,994	68,130	44,928	44,251
Shareholders' equity	**47,983**	45,983	39,898	34,133	28,404	24,653	22,906	22,024	19,590	19,963
Minority interests	**687**	736	612	587	1,386	1,496	3,331	3,493	853	916
Provisions [4]	**14,773**	14,870	13,242	8,632	10,906	10,452	9,441	–	–	–
Interest-bearing debt	**27,498**	27,746	18,694	28,881	25,806	22,647	21,396	22,439	13,559	13,673
Operating and other interest-free liabilities	**18,263**	17,453	15,720	12,981	11,871	11,457	10,920	20,174	10,926	9,699
Total shareholders' equity and liabilities	**109,204**	106,788	88,166	85,214	78,373	70,705	67,994	68,130	44,928	44,251
Capital employed [5]	**71,863**	67,878	57,501	54,616	47,400	44,840	43,311	47,408	31,780	31,459
Net debt, incl. pension provisions	**23,899**	23,861	15,880	24,073	24,756	22,254	20,615	20,363	–	–
Net debt, excl. pension provisions	**–**	–	–	–	–	–	–	–	10,573	10,814
CASH FLOW										
Operating cash flow	**12,421**	14,206	9,005	8,707	6,678	6,631	5,959	6,533	2,422	2,689
Cash flow from current operations	**8,620**	11,249	6,652	6,740	3,875	4,850	4,210	4,772	1,174	1,313
Cash flow before dividend	**–855**	–4,254	10,609	–3,760	345	482	2,006	–3,673	504	2,285
Current capital expenditures	**3,523**	3,479	2,245	2,046	2,058	2,207	2,489	2,927	1,377	1,479
Strategic capital expenditures	**2,823**	1,469	1,121	2,615	2,248	983	1,126	1,849	1,599	74
Acquisitions	**6,483**	13,286	2,349	10,400	2,793	3,431	1,558	7,698	821	520
KEY RATIOS [6]										
Equity/assets, %	**45**	44	46	41	38	37	39	37	46	47
Interest coverage, multiple	**8.9**	6.8	8.7	5.6	5.1	5.0	4.5	4.5	2.4	2.3
Debt payment capacity, incl. pension provisions, %	**47**	51	49	33	32	33	30	31	–	–
Debt/equity ratio, incl. pension provisions, multiple	**0.49**	0.51	0.39	0.69	0.83	0.85	0.79	0.80	–	–
Debt/equity ratio, excl. pension provisions, multiple	**–**	–	–	–	–	–	–	–	0.52	0.52
Return on capital employed, %	**13**	14	18	12	14	12	11	16	6	7
Return on shareholders' equity, %	**12**	13	20	12	13	12	10	17	3	6
Operating margin, %	**10**	12	16	10	11	10	8	11	5	6
Net margin, %	**6**	7	11	6	6	5	4	5	2	3
Capital turnover rate, multiple	**1.23**	1.21	1.17	1.19	1.29	1.31	1.28	1.38	1.06	1.06
Operating cash flow per share, SEK	**37.12**	48.38	28.49	31.23	18.36	23.01	19.97	23.45	5.57	6.54
Earnings per share, SEK	**24.54**	24.05	30.64	16.73	16.03	13.11	10.05	16.45	2.76	5.48
Dividend, SEK per share	**9.60**[7]	8.75	7.75	6.80	6.14	5.43	4.96	4.48	3.54	3.21

1 Operating profit has been distributed (pro forma) for 1995–1999.

2 Not reported separately in 1996–1999.

3 Earnings in Sweden were charged with 28% deferred tax in 1994–2002, 30% deferred tax in 1993.

4 The provisions are included in operating- and other interest-free liabilities in 1993.

5 Calculation of average return on capital employed and shareholders' equity is based on five measurements.

6 Key ratios are defined on page 73.

7 Board proposal.

Definitions and key ratios*

CAPITAL DEFINITIONS

Capital employed

The Group's and business areas' capital employed is calculated as an average of the fixed assets according to the balance sheet and net working capital reduced by provisions for other purposes than pensions.

Goodwill is not included in capital employed in the business areas, but is reported as a consolidated asset.

Shareholders' equity

The shareholders' equity reported in the consolidated balance sheet consists of taxed shareholders' equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt

Net debt is the sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less liquid funds and interest-bearing short-term and long-term receivables and capital investment shares.

FINANCIAL MEASUREMENTS

Equity/assets ratio

The equity/assets ratio corresponds to shareholders' equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio

The debt/equity is expressed as net debt in relation to shareholders' equity, including minority interests.

Interest coverage ratio

Interest coverage is calculated in conformity with the net method according to which operating profit is divided by financial items.

Cash earnings

Cash earnings are calculated as earnings before tax, with a reversal of depreciation of tangible and intangible assets, share in earnings of associated companies, nonrecurring items, reduced by tax payments.

Debt payment capacity

Debt payment capacity is expressed as cash earnings in relation to average net debt.

Operating surplus

Operating surplus is expressed as operating profit before depreciation/amortization of tangible and intangible fixed assets and share in earnings of associated companies.

Operating cash flow

Operating cash flow includes the total of operating surplus, change in operating capital, with deduction for current capital expenditures in property and plant and restructuring costs.

Cash flow from current operations

Cash flow from current operations comprises operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments

Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or in new technologies that boost SCA's competitiveness.

Current capital expenditures

Current capital expenditures are investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature.

MARGINS, ETC.

Gross margin

Operating surplus as a percentage of net sales.

Operating margin

Operating profit as a percentage of net sales.

Net margin

Net earnings as a percentage of net sales.

Capital turnover

Net sales divided by average capital employed.

RATES OF RETURN

Return on capital employed

Return on capital employed is calculated for the Group and business areas as operating profit as a percentage of average capital employed.

Return on shareholders' equity

Return on shareholders' equity is calculated for the Group as net earnings after tax as a percentage of average shareholders' equity.

OTHER MEASUREMENTS

Value added per employee

Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

Earnings per share in SEK

Earnings per share is calculated after tax and full dilution as shown below:

SEK M	2002	2001	2000
Net profit for year	5,693	5,587	7,148
Reversal of interest expense, after tax, on option and convertible loans	6	6	7
Total	**5,699**	**5,593**	**7,155**
Average no. of shares after full dilution, millions	232.2	232.5	233.5
Earnings per share after taxes and full dilution, SEK	24.54	24.05	30.64

* Calculation of key ratios are based mainly on the recommendations issued by the Swedish Society of Financial Analysts. Averages are calculated based on five measuring points.

Glossary

HYGIENE PRODUCTS

AFH – Away From Home. Tissue sold to bulk consumers such as hotels, restaurants, industry, offices and healthcare facilities.

Fluff – Pulp based on wood fiber, used to absorb fluid. Used in incontinence and feminine hygiene products, diapers, etc.

Tissue – Crêped soft paper which is the basis for hygiene products such as napkins, toilet paper and towels, and household towels and wiping products for institutions, hotels, etc.

TAD (Through-Air-Dried) – Hot air is blown into the tissue to improve its properties.

PACKAGING

Fluting – The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled fiber.

Heavy duty – Very durable packaging with several layers of paperboard, often used for heavy goods such as auto parts.

Integrated packaging plant – Produces corrugated board and converts it into finished packaging (boxes and trays) with color-printed text and graphics.

Converting plant – Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

Liner – The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fiber) and testliner (based on recycled fiber).

Microflute – Very thin corrugated board used for high-quality packaging with print.

Corrugated board – Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant (also called sheet feeder) – Produces corrugated board in sheet form that is then converted into finished packaging at another plant.

Containerboard – The collective name for liner and fluting.

FOREST PRODUCTS

Coating – A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

LWC paper – Light Weight Coated paper is a coated supercalendered (SC) paper with a high mechanical pulp content. Used for periodicals and advertising materials with demanding color-printing requirements.

Mechanical pulp – Debarked wood that is ground or chipped for mechanical refining to separate the fibers to form pulp.

SC paper – Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for periodicals and advertising materials.

Solid wood products – Wood sawn into various dimensions/sizes: planks, joists, etc.

TCF pulp – Pulp that is bleached without using chlorine in any form.

Newsprint – Paper for newspapers produced from mechanical pulp based on fresh wood fiber or recycled fiber.

OTHER

CTMP (Chemi-thermomechanical pulp) – A high-yield pulp (90–95% yield from the wood) produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

Deinking – Removal of ink from recovered paper. Facilitates increased use of recycled fiber in finished products.

EMAS – EU's system for environmental management and auditing of forestry.

FSC – Forest Stewardship Council, an international organization working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and which facilitates FSC labeling of wood products from FSC certified forest.

Market pulp – Pulp that is dried and sold on the open market.

Productive forest land – Land with a productive capacity that exceeds one cubic meter of forest per hectare annually.

Recycled fiber – Fiber based on recovered paper.

Wood fiber – Wood fiber from felled trees (fresh wood fiber) or from used paper or corrugated board products (recycled fiber).

Production capacities

(excluding fluff products)

Capacities are shown in thousand metric tons unless specified otherwise.

	Mill	Country	Tissue	Corrugated board	Kraftliner	Testliner	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	**Total pulp and paper**	Solid wood products 000s m³
Hygiene Products	Ortmann *	Austria	119								119	
	Stembert *	Belgium	66								66	
	Medellin[1]	Colombia	39								39	
	Latacunga[1]	Ecuador	21								21	
	Le Theil *	France	59								59	
	Roanne	France	34								34	
	Mannheim *	Germany	308[4]								308	
	Mainz-Kostheim *	Germany	109								109	
	Lucca1	Italy	140								140	
	Rovereto	Italy	60								60	
	Collodi	Italy	35								35	
	Lucca4	Italy	25								25	
	Pratovecchio	Italy	20								20	
	Tilburg	Netherlands	32								32	
	Friesland[3]	Netherlands	8								8	
	Cavite	Philippines	8								8	
	Benavente	Portugal	9								9	
	Svetogorsk	Russia	34								34	
	Mediona	Spain	39								39	
	La Riba	Spain	25								25	
	Lilla Edet *	Sweden	95								95	
	Prudhoe	UK	86								86	
	Oakenholt	UK	65								65	
	Chesterfield	UK	32								32	
	Skelmersdale	UK	30								30	
	Menasha	US	198								198	
	South Glens Falls	US	78								78	
	Alsip	US	56								56	
	Flagstaff	US	44								44	
	Gary	US	29								29	
Total			**1,903**								**1,903**	
Packaging		Asia[2]		46							46	
		Austria		50							50	
		Belgium		137							137	
		Czech Republic		50							50	
		Denmark		120							120	
		Estonia		17							17	
		Finland		60							60	
		France		205							205	
		Germany		450							450	
		Greece		60							60	
		Hungary		35							35	
		Ireland[2]		8							8	
		Italy		457							457	
		Lithuania		35							35	
		Netherlands		150							150	
		Poland[2]		20							20	
		Russia		52							52	
		Slovakia[2]		2							2	
		Spain		170							170	
		Sweden		135							135	
		Switzerland		40							40	
		Turkey		57							57	
		UK		400							400	
Liner mills	Djursland *	Denmark				215					215	
	Witzenhausen *	Germany				325					325	
	Aschaffenburg *	Germany				300					300	
	Lucca *	Italy				330					330	
	Castelfranco *	Italy				70					70	
	De Hoop*	Netherlands				350					350	
	Munksund *	Sweden			340						340	
	Obbola *	Sweden			300	125					425	
	Argovia*	Switzerland				100					100	
	New Hythe*	UK				240					240	
Total				**2,756**	**640**	**2,055**					**5,451**	
Forest Products	Laakirchen *	Austria						485			485	
	Ortviken *	Sweden					360	440			800	
	Ostrand *	Sweden							400	70	470	
	Bollsta	Sweden										350
	Munksund *	Sweden										330
	Tunadal *	Sweden										310
	Rundvik	Sweden										225
	Vilhelmina	Sweden										95
	Holmsund *	Sweden										90
	Graningebruk	Sweden										30
	Aylesford [1] *	UK					410				410	
Total							**770**	**925**	**400**	**70**	**2,165**	**1,430**
Total			**1,903**	**2,756**	**640**	**2,055**	**770**	**925**	**400**	**70**	**9,490**	**1,430**

Fluff products are produced at the following facilities: Australia (Melbourne JV), Colombia (Cauca JV, Rio Negro JV), Philippines (Cavite), France (Linselles, Macon), Canada (Drummondville), Mexico (Ecatepec JV), Netherlands (Gennep*), Hoogezand), Slovakia (Gemerska Horka*), Sweden (Falkenberg*, Mölnlycke*), South Africa (Johannesburg JV), Tunisia (Ksibet el Mediouni JV) and the US (Bowling Green).

* Certified in accordance with ISO 14001 and/or EMAS certified (EU system for environmental management and auditing.)

[1] Capacity data corresponds to the mill's full production, while SCA's ownership is only 50%.

[2] Only converting plants.

[3] Non-woven production.

[4] Including 50,000 tons packaging and oven paper.

Board of Directors and Auditors


Sverker Martin-Löf


Erik Engström


Sören Gyll


Tom Hedelius


Anders Nyrén


Lars Ramqvist


Jan Åström


Jörgen Andersson


Bruno Lundgren


Alf Söderlund

ELECTED BY THE ANNUAL GENERAL MEETING

Sverker Martin-Löf *(1943)*
Doctor of Technology
Chairman since April 2002, formerly President and CEO, Board member since 1986.
Board Chairman Skanska, Board member of Boliden, Ericsson, Handelsbanken and Industrivärden
A shares: 1,000
B shares: 17,811
Convertibles: 1,800 (1,908)
Options: 80,000 (80,000)

Erik Engström *(1963)*
MSc Eng, MSc Econ, MBA
General Partner, General Atlantic Partners, LLC. Board member since 2000. Board member Infogrames Entertainment, France
B shares: 3,000

Sören Gyll *(1940)*
Executive
Board member since 1997. Board member of SKF, Skanska and in foreign company Medicover Holding.
Other: Chairman of the Swedish Federation of Industries and member of the Royal Academy of Engineering Sciences (IVA)
B shares: 1,119.

Tom Hedelius *(1939)*
Honorary PhD Economics
Board member since 1985.
Board Chairman Bergman & Beving and Industrivärden, Vice Chairman Addtech, Lagercrantz Group and Ericsson, Board member of Volvo. Honorary Chairman, Svenska Handelsbanken.
B shares: 1,940.

Anders Nyrén *(1954)*
MSc Econ, MBA
President and CEO of Industrivärden.
Board member since 2001. Vice Chairman Handelsbanken. Board member of Sandvik and Skanska
B shares: 200

Lars Ramqvist *(1938)*
PhD, Hon PhD, Hon PhD Technology
Board member since 1994. Board Chairman Skandia and Volvo. Honorary Chairman Ericsson
B shares: 1,000.

Jan Åström *(1956)*
MSc Eng
President and CEO of SCA. Board member since April 2002. Formerly Executive Vice President and Deputy CEO. Board member of Strålfors.
B shares: 1,608
Convertibles: 360 (381)
Options: 55,540 (55,572)

HONORARY CHAIRMAN

Bo Rydin
MSc Econ, Hon PhD Econ, Hon PhD Technology
Honorary Chairman since April 2002.

BOARD SECRETARY

Michael Bertorp *(1949)*
Master of Law
Executive Vice President, head of Secretariat
Shares B: 2,034
Options: 40,000 (40,000)

AUDITORS

PricewaterhouseCoopers AB
Senior auditor: **Robert Barnden,**
Authorized Public Accountant

ELECTED BY THE EMPLOYEES

Jörgen Andersson *(1964)*
Electrician, SCA Hygiene Products, Edet Mill
Board member since 1997
B shares: 147
Convertibles: 360 (382)
Options: 540 (572)

Bruno Lundgren *(1941)*
Plant Supervisor, SCA Packaging, Munksund.
Board member since 1989
B shares: 72
Convertibles: 720 (763)

Alf Söderlund *(1943)*
Instrument Maker, SCA Graphic Sundsvall, Ortviken Paper Mill.
Board member since 1985.
B shares: 72.
Convertibles: 36 (38)
Options: 54 (57)

DEPUTY MEMBERS

Evert Nilsson *(1943)*
Laboratory Assistant. SCA Graphic Sundsvall, Östrand pulp mill.
Board member since 2001.
B shares: 1,112.
Convertibles: 1,800 (1,908)
Options: 1,920 (2,035)

Harriet Sjöberg *(1946)*
Chairman, local union, SCA Hygiene Products, Göteborg
Board member since 2001.
B shares: 466.
Convertibles: 72 (76)
Options: 108 (114)

Per Ågren *(1941)*
Repairman, SCA Packaging Järfälla.
Board member since 1998.
Convertibles: 36 (38)
Options: 54 (57)

Information as of 31 December 2002.
Figures within parentheses indicate corresponding number of shares.

Corporate governance

The management and development of the Group is affected by decisions in a number of corporate bodies. At the Annual General Meeting, the shareholders exercise their voting rights, in accordance with Swedish corporate legislation and SCA's Articles of Association, to resolve on decisions regarding the composition of the Board and other central issues. Among other matters, the Board of Directors decides on major investments and issues pertaining to the Group's strategic direction and its organization.

Appointed by the Board, the President and CEO conducts the daily control of the Group and the Group's four business area presidents report to him. In addition, each business area has a business area board, on which the CEO serves as chairman.

During 2003, a separate Corporate Senior Management Team was formed to deal with Group-wide issues. This team comprises the management of the parent company and the managers of the staff units and business areas.

BOARD OF DIRECTORS AND ITS WORK PROCEDURES

With its registered office in Stockholm, SCA's Board of Directors comprises seven members elected at the Annual General Meeting and three members, with three deputy members, elected by the employees. The Board members elected at the Annual General Meeting include persons closely associated with SCA's principal owners, AB Industrivärden and Handelsbanken Foundations, as well as persons independent of these owners. The president is also a member of the Board of Directors. Other staff members in the Company participate in Board meetings to make presentations or in an administrative capacity.

During the 2002 fiscal year, the Board held eight meetings. The Board appoints a salary committee internally that during the period preceding the 2003 Annual General Meeting comprises Sverker Martin-Löf, Chairman, Tom Hedelius and Sören Gyll.

CORPORATE FUNCTIONS

The Corporate functions, comprising the President, two Executive Vice Presidents and staffs, are based in Stockholm. In accordance with the work procedures that include governing of the relationship between the President and the Board of Directors, the Corporate functions are responsible for the formulation of the Group's strategy, business control, distribution of the resources between the business areas and for the Group's financing and capital structure. Among other tasks, this includes matters pertaining to company acquisitions and other major projects that are not naturally referable to a certain business area. In addition, the Corporate functions are responsible for consolidating the financial reporting of the business areas, for communications with the stock market and administration of a number of Group-wide issues.

Other key Group-wide areas, such as environmental and social issues, are managed through a network of persons from various parts of the Group. Moreover, certain business areas are responsible for operations that are important for the entire SCA. Forest Products, for example, is responsible for the Group's raw material supply based on fresh fiber, while Packaging handles most of the Group's recovered paper requirements. There is also extensive coordination between the business areas in daily operations.

BUSINESS AREA MANAGEMENT

SCA's organization is characterized by a distinct decentralization and delegation of a large amount of authority and responsibility to the business areas. With head offices based in Munich, Germany (Hygiene Products), Brussels, Belgium (Packaging), Sundsvall, Sweden (Forest Products) and Philadelphia, Pennsylvania, in the US (North America), each of the business areas has its own staff and other resources, which facilitates the effective control of each business area.

In addition to daily operations, the tasks of the business areas include issues pertaining to the area's strategic development as well as matters related to company acquisitions and other strategic investments – actions that are normally initiated by the management of the respective business area that subsequently, following review by the pertinent business area board and the Corporate functions, are presented to the Board of Directors for decision.

Relations between the business areas and the Group's executive management are linked mainly to the work in each business area board. With the Group's Chief Executive Officer as Chairman, these boards comprise representatives of the Corporate functions and the management and personnel of the respective business area. The boards of Hygiene Products, Packaging and Forest Products also include employee representatives.

CORPORATE GOVERNANCE

SCA strives to continually develop regulatory systems and routines intended to ensure transparency, true ownership influence and smoothly functioning Board work. For this purpose, management and the Board Chairman meet annually with representatives of the institutions that are not represented on the Board for discussions and views regarding the Company's handling of corporate governance issues. To the extent that issues of particular importance, for example incentive programs, are to be addressed at a General Meeting of Shareholders, the institutions are provided the opportunity to submit views and consequently influence the formulation of the proposal prior to the notification to attend the Meeting is announced.

The Board Chairman has received a mandate from the Annual General Meeting to annually select from among the representatives for the Company's shareholders four members, who are not members of the Company's Board of Directors, to form with the Chairman a nomination committee for the forthcoming election of Board members. Information regarding the members of the committee is published in the interim report for the third quarter and, consequently, in sufficient time prior to the Meeting. Work in the nomination committee is preceded by the Board Chairman's own evaluation of current members and normally also involves efforts by external consultants.

The work of the Board of Directors follows an annual reporting plan, designed to ensure that the Board's need to be informed is met, and is affected in other respects by the specific work assignments established by the Board regarding a division of work between the Board and the President. The content and formulation of the information that the management shall provide to the Board is closely regulated and the work procedures also require that the Board annually reviews its own routines. All documentation of the meetings is prepared in Swedish. Comparable reporting plans and work procedures govern the work of the four business area boards.

On several occasions, most recently during 2002, the Board of Directors addressed the issue of appointing a special auditing committee, but decided that control matters brought to the attention of Board should be dealt with by the entire Board. In order to ensure that the Board's information requirements in this respect are met, the Company's senior auditor reports to the Board each year regarding the planning of the scope and content of the annual audit. After the so-called hard close of the accounts and closing of the year-end financial statements, the senior auditor personally reports at meetings in December and February his observations based on examination of the accounts and his assessment of the Company's internal controls. In this context, it also occurs that the auditor presents a report on transactions and business deals in which other accounting techniques than those chosen could have been applied and the effect of such techniques. Moreover, the auditor shall annually provide information to the Board about assignments carried out in addition to auditing services, the consideration paid for such services and other circumstances of importance for determining the auditor's independence. In accordance with the work procedures, part of the auditor's appearance before the Board shall occur in the absence of the Company's personnel.

Internally, the Board also appoints a salary committee that deals with matters related to terms of employment and pensions for salaried personnel and others employed by the Group. The committee also reviews matters related to incentive programs.

Senior Management

President



Jan Åström

Executive Vice Presidents



Michael Bertorp



Lennart Persson

Presidents, Business Areas



Stefan Angwald



Rob Jan Renders



Kenneth Eriksson



Colin J. Williams

Corporate Staffs



Karin Eliasson



Anders Nyberg



Peter Nyquist



Carl-Axel Olson



Thomas Wulkan

Jan Åström, *b. 1956.*
President and CEO, SCA.
MSc Eng
SCA employee since 2000.
Earlier: President, Modo Paper AB. SCA 1993–2000.
SCA shares held: 1,608.
Convertibles: 360 (381).
Options: 55,540 (55,572).

Michael Bertorp, *b. 1949.*
Executive Vice President, Secretariat.
Master of Law.
SCA employee since 1984.
Earlier: Judge in Swedish court system and positions in the Ministry of Justice.
SCA shares held: 2,034.
Options: 40,000 (40,000).

Lennart Persson, *b. 1947.*
Executive Vice President, Finance.
ASc Econ.
SCA employee since 1987.
Earlier employment: Vice President AB SCA Finans.
SCA shares held: 1,241
Convertibles: 1,800 (1,908).
Options: 42,000 (42,600).

Information as of 31 December 2002. Figures within parentheses indicate corresponding number of shares.

Stefan Angwald, *b. 1949.*
President, SCA Hygiene Products.
MBA
SCA employee since 1976.
Earlier: International Paint Ltd.
SCA shares held: 1,684.
Convertibles: 900 (954).
Options: 41,350 (41,431).

Rob Jan Renders, *b. 1953.*
President, SCA Packaging.
Degree in Mechanical Engineering.
SCA employee since 1990.
Earlier: Manager SCA Packaging De Hoop.
SCA shares held: 3,762.
Options: 30,000 (30,000).

Kenneth Eriksson, *b. 1944.*
President, SCA Forest Products.
Mechanical Engineer.
SCA employee since 1979.
Earlier: President, Sunds Defibrator AB.
SCA shares held: 3,369.
Convertibles: 1,800 (1,908).
Options: 40,000 (40,000).

Colin J. Williams, *b. 1942.*
President, SCA North America.
Master of Physical Chemistry and MBA.
SCA employee since 1988.
Earlier: Employed by Johnson &Johnson.
SCA shares held: 8,455.
Options: 40,000 (40,000).

Karin Eliasson, *b.1961.*
Senior Vice President, Human Resources.
BSc Human Resources & Labor Relations.
SCA employee since 2003
Earlier employment: President Novare Humankapital

Anders Nyberg, *b. 1951.*
General Counsel.
Master of Law.
SCA employee since 1988.
Earlier: Judge in Swedish court system and positions in the Ministry of Communication.
SCA shares held: 1,251.
Convertibles: 1,800 (1,908).
Options: 24,000 (24,000).

Peter Nyquist, *b. 1965.*
Senior Vice President, Communications and Investor Relations.
MBA
SCA employee since 2000.
Earlier: Vice President, Communications and Investor Relations, Modo Paper. SCA 1995–2000.
Convertibles: 864 (915).
Options: 8,683 (8,764).

Carl-Axel Olson, *b. 1948.*
Senior Vice President, Treasury.
MBA
SCA employee since 1975.
Earlier: Vice President, AB SCA Finans
SCA shares held: 2,589.
Convertibles: 1,800 (1,908).
Options: 39,700 (40,642).

Thomas Wulkan, *b. 1961.*
Senior Vice President, IT and Strategic Control.
BSc Business Adm. and Economics.
SCA employee since 2000.
Earlier: Vice President Finance, Modo Paper. SCA 1992–2000.
Convertibles: 108 (114).
Options: 24,162 (24,171).

Organization

President and CEO
Jan Åström

C O R P O R A T E S T A F F S

Secretariat
Michael Bertorp

Finance
Lennart Persson

Human Resources
Karin Eliasson

Treasury
Carl-Axel Olson

Communications and Investor Relations
Peter Nyquist

IT and Strategic Control
Thomas Wulkan

B U S I N E S S A R E A S

Hygiene Products
Stefan Angwald

Patrick Cagnioncle
CFO

Gunnar Johansson
President, Consumer products

Scott Jungles
President, Incontinence products

Rijk Schipper
President, AFH Tissue

Packaging
Rob Jan Renders

Gunnar Haglund
CFO

Ole Terland
President, Corrugated board packaging

Seppo Puotinen
President, Containerboard

Forest Products
Kenneth Eriksson

Anders Färnqvist
CFO

Jerker Karlsson
President, SCA Forest

Ola Hildingsson
Vice President, Marketing SCA Graphic Sundsvall

Alvar Andersson
Production Manager, Ortviken paper mill

Mark Lunabba
President, SCA Graphic Laakirchen AG

SCA North America
Colin J. Williams

Tomas Hedström
CFO

Mats Berencreutz
President, SCA Incontinence care

Joe Raccuia
President, SCA Tissue North America

David O'Leary
President, SCA Protective Packaging (Tuscarora Incorporated)

INVESTOR RELATIONS

Peter Nyquist, Senior Vice President,
Communications and Investor Relations
Telephone: +46-8 788 52 34
e-mail: peter.nyquist@sca.com

Anders Luthbom, Vice President,
Business Intelligence
Telephone: +46-8 788 51 56
e-mail: anders.luthbom@sca.com

Oskar Lindström, Chief Business Analyst
Telephone: +46-8 788 51 13
e-mail: oskar.lindstrom@sca.com

Annual General Meeting and Nomination Committee

The Annual General Meeting of SCA will be held at 3.00 p.m. Central European Time on Thursday, 3 April 2003 in Aula Magna, Stockholm University, Frescati, Stockholm, Sweden.

Directions from central Stockholm: Underground "röda linjen" ("the red line") towards Mörby Centrum, the "Universitetet" station.

Bus 40, 540 or 670, the "Universitetet" stop.

Parking by "Södra huset".

Notification

Shareholders who wish to attend the Annual General Meeting must

- be shown on the printout of the shareholders' register produced by VPC AB (Swedish Securities Register Center) as at Monday, 24 March 2003, and
- not later than 4 p.m. on Friday, 28 March 2003 give notice of their intention to attend the Annual General Meeting.

Notification may be given in the following ways:

- telephone + 46 8 788 51 39
- telefax + 46 8 788 53 31
- www.sca.com
- post to Svenska Cellulosa Aktiebolaget SCA, Secretariat, Box 7827, SE-103 97 Stockholm, Sweden

Shareholders with custodian-registered shares must register these in their own names in order to attend the Annual General Meeting. Temporary registration of ownership, so called voting rights registration, should be effected well in advance of Monday, 24 March 2003.

Name, social security number or corporate registration number, address and telephone number should be stated when notification is given. The information will only be used to prepare voting lists and to issue admission/voting cards.

Nomination Committee

Sverker Martin-Löf, Chairman
Thomas Halvorsen, Fjärde AP-fonden
Curt Källströmer, Handelsbankens Pensionsstiftelser
Björn Lind, SEB Asset Management
Tor Marthin, AMF Pension

The Nomination Committee prepares proposals for the election of members to the Board of Directors.

Dividend

It is proposed that Tuesday, 8 April 2003 shall be the record date in respect of the right to receive dividend, which should make it possible to effect payment through VPC AB (Swedish Securities Register Center) on Friday, 11 April 2003.

The Board of Directors and the President and Chief Executive Officer propose that the Annual General Meeting declare a dividend for 2002 of SEK 9.60 per share.

Addresses

Headquarters

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 660 74 30
www.sca.com
Jan Åström, President and CEO

Hygiene Products

SCA HYGIENE PRODUCTS AG
München Airport Center
Postfach 241540
DE-85336 MÜNCHEN FLUGHAFEN
Germany
Visitors: Terminalstrasse Mitte 18
Tel +49-89 9 70 06-0
Fax +49-89 9 70 06-204
Stefan Angwald, President

Packaging

SCA PACKAGING
Excelsiorlaan 81
BE-1930 ZAVENTEM
Belgium
Tel +32-2 718 3711
Fax +32-2 725 5953
Rob Jan Renders, President

Forest Products

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Visitors: Skepparplatsen 1
Tel +46-60 19 30 00
Fax +46-60 19 33 21
Kenneth Eriksson, President

SCA North America

500 Baldwin Tower
EDDYSTONE, PA 19022
US
Tel +1 610 499 3700
Fax +1 610 499 3391
Colin J. Williams, President

Other companies

AB SCA FINANS
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 679 86 60
Carl-Axel Olson, President

SCA FÖRSÄKRINGSAKTIEBOLAG
Box 7827
SE-103 97 Stockholm
Sweden
Visitors: Stureplan 3
Tel +46-8 788 52 39
Fax +46-8 611 99 32
Per R Larsson

FINANCIAL INFORMATION REPORT DATES

Year-end and interim reports are published in the SCA Investor Report magazine, among other publications, and on SCA's website on the Internet: www.sca.com
SCA Investor Report and the Annual Report are sent automatically to shareholders who have indicated that they wish to receive this information.

3 April 2003 Annual General Meeting

29 April 2003 Interim report for three months ended 31 March 2003

25 July 2003 Interim report for six months ended 30 June 2003

30 October 2003 Interim report for nine months ended 30 September 2003

27 January 2004 Year-end report on 2003 operations

March 2004 Annual Report for 2003

These reports, which are available in Swedish and English, may be ordered directly from:

Svenska Cellulosa Aktiebolaget SCA
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8 788 51 00 / Fax +46-8 678 81 30
or via SCA's Internet website: www.sca.com

This Annual Report is produced by SCA in cooperation with n3prenör.
Photography: Dan Coleman and other. Printed by Falkenbergs Tryckeri, Sweden, 2003.

SCA provides essential products that improve the quality of everyday life.

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8-788 51 00, fax +46-8-660 74 30
Reg. No: 556012-6293
www.sca.com

SCA